 Exhibit 2.1

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED

BY [***], HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II)

THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

Castle Biosciences, inc.,

a Delaware corporation,

Acorn Merger Sub, Inc.,

a Delaware corporation,

AltheaDx, Inc.,

a Delaware corporation, and

Fortis Advisors LLC,

as the Securityholders’ Agent

Dated as of April 4, 2022

i

(continued)

(continued)

(continued)

		Page
9.9	Severability	82
9.10	Remedies Cumulative; Specific Performance	82
9.11	Governing Law	82
9.12	Rules of Construction	82
9.13	WAIVER OF JURY TRIAL	82

Exhibits

Exhibit A	-	Certain Definitions
Exhibit B	-	Form of Joinder Agreement
Exhibit C	-	Form of Accredited Investor Questionnaire
Exhibit D	-	Form of Lock-Up Agreement
Exhibit E	-	Form of Certificate of Merger
Exhibit F	-	Form of Escrow Agreement
Exhibit G	-	Form of Exchange Agent Agreement
Exhibit H	-	Form of Parachute Payment Waiver
Exhibit I	-	Form of Letter of Transmittal
Exhibit J	-	Form of Written Consent
Exhibit K	-	Form of Warrant Cancellation Agreement
Exhibit L	-	Sample Net Working Capital Calculation

Annexes

Annex A	-	Key Employees
Annex B	-	Specified Stockholders

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of April 4, 2022 (the “Agreement Date”), by and among Castle Biosciences, Inc., a Delaware corporation (“Acquirer”), Acorn Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Acquirer (“Merger Sub”), AltheaDx, Inc. a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, as the Securityholders’ Agent (the “Securityholders’ Agent”). Certain other capitalized terms used herein are defined in Exhibit A.

Recitals

A.	Acquirer, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company, pursuant to which the Company would survive and become a wholly owned subsidiary of Acquirer (the “Merger”) in accordance with this Agreement and Delaware Law.

B.	The board of directors of the Company (the “Company Board”) has carefully considered the terms of this Agreement and has unanimously (1) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (2) approved this Agreement in accordance with Law and (3) adopted a resolution directing that resolutions adopting this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger.

C.	The board of directors of Acquirer has approved this Agreement and the Transactions, including the Merger and the issuance of shares of Acquirer Common Stock in connection therewith, upon the terms and subject to the conditions set forth herein.

D.	Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, each of the individuals listed on Part I of Annex A (each, a “Key Employee,” and together, the “Key Employees”) has executed Acquirer’s employment offer letter, together with a confidential information and invention assignment agreement (together, an “Offer Letter”), each conditional upon and to become effective upon the Closing (such Offer Letters, the “Key Employee Agreements”).

E.	Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, the Company Stockholders identified on Annex B (the “Specified Stockholders”), are executing (i) a joinder agreement in substantially the form attached hereto as Exhibit B (the “Joinder Agreement”) and (ii) an accredited investor questionnaire and related documentation in the form set forth in Exhibit C (an “AIQ”) certifying whether such Specified Stockholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act).

F.	Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, the Specified Stockholders have each entered into a lock-up agreement in substantially the form attached hereto as Exhibit D (the “Lock-Up Agreement”).

Now, Therefore, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I
The Merger

1.1           The Merger.

(a)           The Merger. Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease and the Company shall become a wholly owned subsidiary of Acquirer (sometimes referred to herein as the “Surviving Corporation”).

(b)           Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of Delaware Law.

(c)           Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place remotely by electronic exchange of signatures and deliveries, at (i) 10:00 a.m. Pacific Time on a date to be agreed by Acquirer and the Company, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or (ii) such other time as Acquirer and the Company agree in writing; provided, that, if the third Business Day following the date on which all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) occurs within the last 21 days of a fiscal quarter of Acquirer, then the Closing will take place on the second Business Day of the next fiscal quarter, subject to the satisfaction or waiver of all of the conditions set forth in Article VI as of such date. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

(d)           Effective Time. A certificate of merger satisfying the applicable requirements of Delaware Law in substantially the form attached hereto as Exhibit E (the “Certificate of Merger”) shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the “Effective Time”).

(e)           Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time: (i) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to read as set forth in the Certificate of Merger, until thereafter amended as provided by Delaware Law; (ii) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and (iii) the directors and officers of Merger Sub immediately prior to the Effective Time shall be the only directors and officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.2           Closing Deliveries.

(a)           Acquirer Deliveries. Acquirer will deliver the following documents to the Company at or prior to the Closing:

(i)           a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 6.2(a) and Section 6.2(b) has been satisfied; and

(ii)          an Escrow Agreement, in substantially the form attached hereto as Exhibit F (the “Escrow Agreement”), dated as of the Closing Date and executed by Acquirer and the Escrow Agent; and

(iii)         an Exchange Agent Agreement, in substantially the form attached hereto as Exhibit G (the “Exchange Agent Agreement”), dated as of the Closing Date and executed by Acquirer and the Exchange Agent.

(b)           Company Deliveries. The Company will deliver the following documents to Acquirer at or prior to the Closing:

(i)           a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 6.3(a) and Section 6.3(b) has been satisfied;

(ii)          a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the certificate of incorporation of the Company (the “Certificate of Incorporation”) in effect as of the Closing, (B) the bylaws of the Company (the “Bylaws”) in effect as of the Closing and (C) the resolutions of the Company Board (1) declaring this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (2) approving this Agreement in accordance with Delaware Law and (3) directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger;

(iii)         letters of resignation reasonably satisfactory to Acquirer from each director and officer of the Company in office immediately prior to the Closing;

(iv)         unless otherwise requested by Acquirer in writing no less than three Business Days prior to the Closing Date, a true, correct and complete copy of resolutions adopted by the Company Board or any applicable committee thereof authorizing the termination of each of the Company Employee Plans that are intended to constitute a 401(k) arrangement (the “401(k) Plan”) and the Company Option Plan with such termination to be effective as of the date immediately preceding the Closing Date and contingent upon the Closing;

(v)          a certificate from the Secretary of State of the State of Delaware and California, dated within ten Business Days prior to the Closing Date, certifying that the Company is in good standing in such jurisdiction;

(vi)         the Spreadsheet completed to include all of the information specified in Section 5.8 and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete;

(vii)        the Estimated Closing Statement;

(viii)       FIRPTA documentation, consisting of (A) an original signed statement from the Company certifying that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation”, as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h) and reasonably satisfactory to Acquirer, and (B) an original signed notice to be delivered to the IRS in accordance with the provisions of Treasury Regulation Section 1.897-2(h)(2), together with written authorization for Acquirer to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company, and in form and substance reasonably satisfactory to Acquirer;

(ix)         a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, if applicable, from each Person entitled to payment in respect of Unpaid Company Transaction Expenses pursuant to Section 5.9 or in respect of any Company Debt to be paid by Acquirer on behalf of the Company;

(x)          the Certificate of Merger, executed by the Company;

(xi)         filed UCC-3 termination statements or other instruments of release or discharge satisfactory to Acquirer that all Encumbrances on assets of the Company shall have been released prior to the Closing;

(xii)        the Escrow Agreement, dated as of the Closing Date, and executed by the Securityholders’ Agent; and

(xiii)       the Exchange Agent Agreement, dated as of the Closing Date, and executed by the Securityholders’ Agent.

1.3           Effect on Capital Stock, Options and Warrants.

(a)           Treatment of Equity. Upon the terms and subject to the conditions set forth herein (including Sections 1.3(b) and 1.3(c)), at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, any Company Securityholder or any other Person:

(i)           Company Series 2 Preferred Stock. Each share of Company Series 2 Preferred Stock held by a Company Stockholder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) the Series 2 Closing Per Share Consideration with respect to such share plus the Per Share Closing Consideration plus (B) in the event any Excess Amount becomes payable to Company Securityholders pursuant to Section 1.6(f), the portion of such Excess Amount payable in respect of such share of Company Series 2 Preferred Stock in accordance with this Agreement, plus (C) in the event any Milestone Payment becomes due to the Company Securityholders pursuant to Section 1.7, the portion of such Milestone Payment payable in respect of such share of Company Series 2 Preferred Stock in accordance with Section 1.7.

(ii)          Company Series 1 Preferred Stock. Each share of Company Series 1 Preferred Stock held by a Company Stockholder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) the Series 1 Closing Per Share Consideration with respect to such share plus the Per Share Closing Consideration, plus (B) in the event any Excess Amount becomes payable to Company Securityholders pursuant to Section 1.6(f), the portion of such Excess Amount payable in respect of such share of Company Series 1 Preferred Stock in accordance with this Agreement, plus (C) in the event any Milestone Payment becomes due to the Company Securityholders pursuant to Section 1.7, the portion of such Milestone Payment payable in respect of such share of Company Series 1 Preferred Stock in accordance with Section 1.7.

(iii)         Company Common Stock. Each share of Company Common Stock held by a Company Stockholder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) the Per Share Closing Consideration (which may be $0), plus (B) in the event any Excess Amount becomes payable to Company Securityholders pursuant to Section 1.6(f), the portion of such Excess Amount payable in respect of each share of Company Common Stock in accordance with this Agreement, plus (C) in the event any Milestone Payment becomes due to the Company Securityholders pursuant to Section 1.7, the portion of such Milestone Payment payable in respect of each share of Company Common Stock in accordance with Section 1.7.

(iv)        Company Options. Each Company Option (whether vested or unvested) that is unexpired, unexercised and outstanding as of immediately prior to the Effective Time shall be cancelled and extinguished, and no such Company Option shall be substituted with any equivalent option or right to purchase or otherwise acquire any Acquirer Common Stock or other Equity Interests of Acquirer. Upon cancellation thereof, each such Company Option that has an exercise price less than the Per Share Closing Total Value (each, an “In-the-Money Company Option”) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.4, in each case in cash without any interest payable thereon: (A) the Option Consideration; plus (B) in the event any Excess Amount becomes payable to Company Securityholders pursuant to Section 1.6(f), the portion of such Excess Amount payable in respect of each such Company Option in accordance with this Agreement; plus (C) in the event any Milestone Payment becomes due to the Company Securityholders pursuant to Section 1.7, the portion of such Milestone Payment payable in respect of each such Company Option in accordance with Section 1.7. Each Company Option that is not an In-the-Money Company Option (an “Out-of-the-Money Company Option”) shall be cancelled and extinguished without consideration and without any present or future right to receive any portion of the Merger Consideration. If, however, after giving effect to any Excess Amount or Milestone Payment required to be paid to the Company Securityholders, as and when such payments are required to be made, any such Company Option that was an Out-of-the-Money Company Option at the Closing would no longer be an Out-of-the-Money Company Option (because the sum of the Per Share Closing Total Value and such portion of the Excess Amount or Milestone Payment payable in respect of each share of Company Common Stock into which such Company Option is exercisable is greater than the exercise price per share of such Company Option), then, as of the date of payment of such Excess Amount or Milestone Payment: (1) the holder thereof shall be eligible to receive the amounts contemplated by clauses (B) and (C) above, as applicable; and (2) the Securityholders’ Agent shall, based on the information provided in the Spreadsheet, recalculate all applicable amounts and each Company Securityholder’s Milestone Pro Rata Share (which recalculation shall include such former Out-of-the-Money Company Options in the Fully Diluted Company Capital Stock and shall take into account the aggregate exercise price of such former Out-of-the-Money Company Options and all prior distributions of Merger Consideration made to Company Securityholders, and the resulting changes in amounts payable following the time such Company Option ceases to be an Out-of-the-Money Company Option and becomes an In-the-Money Company Option to all Company Securityholders) and update the Spreadsheet or Milestone Payment Schedule, as applicable, and promptly provide or cause to be provided the updated Spreadsheet or Milestone Payment Schedule, as applicable, to Acquirer and the Exchange Agent. The payment of the Option Consideration, Excess Amount or Milestone Payments, or release of any portion of the Adjustment Escrow Funds, Indemnity Escrow Funds or Expense Fund to any holder of Employee Options shall be paid at such time(s) as provided in this Agreement to Acquirer or the Surviving Corporation for further payment to the holders of Employee Options through Acquirer’s or the Surviving Corporation’s payroll processing system, as described in Section 1.4, net of applicable Tax withholding and deductions pursuant to Section 1.9, and in respect of Non-Employee Options, shall be paid to the Exchange Agent for further payment to the holders of Non-Employee Options, provided that, as a condition to payment of any amount owed to a holder of Non-Employee Options in respect of Non-Employee Options, each such holder of Non-Employee Options must have first delivered to the Exchange Agent the Exchange Documentation.

(v)          Company Warrants. Each Company Warrant that is unexpired, unexercised and outstanding as of immediately prior to the Effective Time shall be cancelled and extinguished, and no such Company Warrant shall be substituted with any equivalent warrant or right to purchase or otherwise acquire any Acquirer Common Stock or other Equity Interests of Acquirer. Upon cancellation thereof, each such Company Warrant that has an exercise price less than the Per Share Closing Total Value (each, an “In-the-Money Company Warrant”) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.4, (A) the Per Share Closing Warrant Consideration, plus (B) in the event any Excess Amount becomes payable to Company Securityholders pursuant to Section 1.6(f), the portion of such Excess Amount payable in respect of such Company Warrant in accordance with this Agreement, plus (C) in the event any Milestone Payment becomes due to the Company Securityholders pursuant to Section 1.7, the portion of such Milestone Payment payable in respect of such Company Warrant in accordance with Section 1.7. Each Company Warrant that is not an In-the-Money Company Warrant (an “Out-of-the-Money Company Warrant”) shall be cancelled and extinguished without consideration and without any present or future right to receive any portion of the Merger Consideration. If, however, after giving effect to any Excess Amount or Milestone Payment required to be paid to the Company Securityholders, as and when such payments are required to be made, any such Company Warrant that was an Out-of-the-Money Company Warrant at the Closing would no longer be an Out-of-the-Money Company Warrant (because the sum of the Per Share Closing Total Value and such portion of the Excess Amount or Milestone Payment payable in respect of each share of Company Capital Stock into which such Company Warrant is exercisable is greater than the exercise price per share of such Company Warrant), then, as of the date of payment of such Excess Amount or Milestone Payment: (1) the holder thereof shall be eligible to receive the amounts contemplated by clauses (B) or (C) above, as applicable; and (2) the Securityholders’ Agent shall, based on the information provided in the Spreadsheet, recalculate all applicable amounts and each Company Securityholder’s Milestone Pro Rata Share (which recalculation shall include such former Out-of-the-Money Company Warrants in the Fully Diluted Company Capital Stock and shall take into account the aggregate exercise price of such former Out-of-the-Money Company Warrants and all prior distributions of Merger Consideration made to Company Securityholders, and the resulting changes in amounts payable following the time such Company Warrant ceases to be an Out-of-the-Money Company Warrant and becomes an In-the-Money Company Warrant to all Company Securityholders) and update the Spreadsheet or Milestone Payment Schedule, as applicable, and promptly provide or cause to be provided the updated Spreadsheet or Milestone Payment Schedule, as applicable, to Acquirer and Exchange Agent.

(b)           Escrow Amount. Notwithstanding anything to the contrary contained in this Agreement, (i) an amount in cash equal to the Adjustment Escrow Amount shall not be paid to the Company Securityholders at the Effective Time, but shall instead be withheld in accordance with each Company Securityholder’s Closing Pro Rata Share of the Adjustment Escrow Amount and deposited with PNC Bank, National Association (the “Escrow Agent”) and (ii) an amount in cash (such amount, the “Indemnity Escrow Cash”) and shares of Acquirer Common Stock (the “Indemnity Escrow Shares”) with an aggregate value equal to the Indemnity Escrow Amount (with such shares of Acquirer Common Stock valued at the Closing Acquirer Stock Price) shall not be paid to the Company Securityholders at the Effective Time, but shall instead be withheld in accordance with each Company Securityholder’s Closing Pro Rata Share of the Indemnity Escrow Amount (with each Company Securityholder contributing a pro rata amount of cash and shares of Acquirer Common Stock (valued at the Closing Acquirer Stock Price) in proportion to the cash and Acquirer Common Stock payable to such Company Securityholder pursuant to Sections 1.3(a)(i)(A), 1.3(a)(ii)(A), 1.3(a)(iii)(A), 1.3(a)(iv)(A) and 1.3(a)(v)(A) prior to giving effect to this Sections 1.3(a)(v) and 1.3(c)) and deposited with the Escrow Agent. The Adjustment Escrow Funds and Indemnity Escrow Funds will be held in segregated accounts (collectively, the “Escrow Account”) and shall be governed by and shall be subject to the terms of this Agreement and the Escrow Agreement. The Adjustment Escrow Funds and Indemnity Escrow Funds shall be available for the benefit of Acquirer to satisfy any adjustment made in Acquirer’s favor pursuant to Section 1.6 and the Indemnity Escrow Funds shall also be available to satisfy any indemnification claims made by the Acquirer Indemnified Parties pursuant to Article VIII, in each case, in accordance with and subject to the terms of this Agreement, and shall be distributed in accordance with this Agreement. The adoption of this Agreement and the approval of the Transactions by the Company Stockholders shall constitute, among other things, approval of the Escrow Funds and the withholding of and the deposit with the Escrow Agent of the applicable Closing Pro Rata Share of the Escrow Amount from each Company Securityholder by Acquirer. No portion of the Escrow Funds (or any beneficial interest therein) may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Company Securityholder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Company Securityholder, in each case, prior to the distribution of such portion of the Escrow Funds to such Company Securityholder in accordance with Section 1.6 or Article VIII, as applicable, if any. The Company Securityholders shall have no right to vote the Indemnity Escrow Shares, and any dividends paid in respect of the Indemnity Escrow Shares shall be added to the Indemnity Escrow Funds (and not paid directly to the Company Securityholders at the time of payment of such dividend but shall instead be deposited in the Escrow Account and released in accordance with the Escrow Agreement). The parties hereto agree that, for Tax purposes only, Acquirer is the owner of the Escrow Funds and that all interest on or other taxable income, if any, earned from the investment of cash in the Escrow Funds pursuant to this Agreement shall be treated for Tax purposes as earned by Acquirer.

(c)           Expense Fund. Notwithstanding anything to the contrary contained in this Agreement, an aggregate amount of cash equal to $[***] (the “Expense Fund”) shall not be paid to the Company Securityholders at the Effective Time, but shall instead be withheld in accordance with each Company Securityholder’s Closing Pro Rata Share of the Expense Fund and be deposited by Acquirer with the Securityholders’ Agent, which will be used for the satisfaction of any Representative Losses pursuant to Section 9.1(b) or as otherwise determined by the Advisory Group. The Company Securityholders’ will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Securityholders’ Agent any ownership right that they may otherwise have had in any such interest or earnings. The Securityholders’ Agent is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Securityholders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and has no tax reporting or income distribution obligations. Subject to Advisory Group approval, the Securityholders’ Agent may contribute funds to the Expense Fund from any consideration otherwise distributable to the Company Securityholders. The Securityholders’ Agent will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as reasonably determined by the Securityholders’ Agent that the Expense Fund is no longer required to be withheld, the Securityholders’ Agent will deliver any remaining balance of the Expense Fund to the Exchange Agent (or the Acquirer or the Surviving Corporation with respect to any portion of the Expense Fund payable in respect of Employee Options) for further distribution to the Company Securityholders in accordance with their respective Closing Pro Rata Shares. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Company Securityholders at the time of Closing.

(d)           Treatment of Company Capital Stock Owned by the Company. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.

(e)           Treatment of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquirer, Merger Sub or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub capital stock will evidence ownership of such number of shares of common stock of the Surviving Corporation.

(f)            Treatment of Options and Warrants. Prior to the Effective Time, the Company shall take all actions necessary to (i) terminate the Company Option Plan as of the Effective Time, (ii) ensure that, as of the Effective Time, all Company Options are subject to the applicable treatment described in Section 1.3(a)(iv), and (iii) ensure that, as of the Effective Time, all Company Warrants are subject to the applicable treatment described in Section 1.3(a)(v).

(g)           Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Acquirer Common Stock occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(h)           Appraisal Rights. Notwithstanding anything to the contrary contained herein, any Dissenting Shares shall not be converted into the right to receive the applicable portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Delaware Law. Each holder of Dissenting Shares who, pursuant to Delaware Law, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Delaware Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the applicable portion of the Merger Consideration in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.4(a), following the satisfaction of the applicable conditions set forth in Section 1.4(a), the applicable portion of the Merger Consideration as if such shares never had been Dissenting Shares. The Company shall provide to Acquirer prompt notice of any demands for appraisal rights or purchase received by the Company, withdrawals of such demands and any other instruments related to such demands served pursuant to Delaware Law and received by the Company, and Acquirer shall have the right to direct all negotiations and proceedings with respect to such demands under the Delaware Law after reasonable consultation with the Company (if prior to the Closing). The Company shall not, except with the prior written consent of Acquirer, or as otherwise required under the Delaware Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. Subject to Section 8.2, the payout of consideration under this Agreement to the Company Stockholders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.3(h) and under Delaware Law) shall not be affected by the exercise or potential exercise of appraisal rights under the Delaware Law by any other Company Stockholder.

(i)            Rights Not Transferable. The rights of each Company Stockholder under this Agreement as of immediately prior to the Effective Time are personal to such Company Stockholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right (other than as permitted by the immediately preceding sentence) shall be null and void.

(j)            Fractional Shares. No fractional shares of Acquirer Common Stock will be issued or deposited into the Escrow Account. The number of shares of Acquirer Common Stock each Company Securityholder is entitled to receive pursuant to Section 1.3 or is obligated to contribute to the Indemnity Escrow Funds for shares of Company Capital Stock and Company Warrants shall be rounded down to the nearest whole share and computed after aggregating all shares of Company Capital Stock and Company Warrants held by such Company Securityholder. Notwithstanding any other provision of this Agreement, each Company Securityholder who would otherwise have been entitled to receive a fraction of a share of Acquirer Common Stock or who would otherwise have been obligated to contribute a fraction of a share of Acquirer Common Stock to the Indemnity Escrow Funds (after taking into account all shares of Company Capital Stock exchanged by such holder) shall in lieu thereof, receive or contribute, as applicable, in cash (rounded to the nearest whole cent), without interest, an amount equal to such fractional amount multiplied by the Applicable Acquirer Stock Price (which, for the avoidance of doubt, with respect to the Indemnity Escrow Funds, shall be the Closing Acquirer Stock Price).

(k)           No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on the amount of consideration issuable or payable in connection with the consummation of the Merger and the other Transactions.

1.4           Payment and Exchange Procedures.

(a)           Company Securityholders; Surrender of Certificates.

(i)           As soon as reasonably practicable after the Closing Date, Acquirer shall deliver or cause PNC Bank, National Association (the “Exchange Agent”) to deliver a letter of transmittal with instructions for use thereof in substantially the form attached hereto as Exhibit I (the “Letter of Transmittal”) to each Company Securityholder (other than holders of Employee Options). The Letter of Transmittal shall specify that physical delivery of the certificates or instruments that immediately prior to the Effective Time represented issued and outstanding shares of Company Capital Stock (the “Stock Certificates”) shall be effected, and the risk of loss and title to the Stock Certificates shall pass, only upon receipt thereof by the Exchange Agent (or in the case of any lost, stolen or destroyed Stock Certificate, compliance with Section 1.4(a)(iii)), together with a properly completed and duly executed Letter of Transmittal; provided, that no Stock Certificate shall be required to be delivered with respect to any shares of Company Capital Stock that are represented by book entry or electronic certificates and are not represented by any Stock Certificates. Upon delivery to the Exchange Agent of (A) a Stock Certificate or an affidavit of loss certificates contemplated under Section 1.4(a)(iii) below (to the extent the applicable shares of Company Capital Stock are certificated), (B) a duly executed Letter of Transmittal, (C) a duly executed IRS Tax Form W-9 or an applicable Form W-8 and (D) any other documents that the Exchange Agent may reasonable require in connection therewith (collectively, “Exchange Documentation”), the Company Securityholder shall be entitled to receive in exchange therefor the portion of the Merger Consideration that such holder has the right to receive pursuant to Section 1.3(a) (subject to Sections 1.3(b) and 1.3(c)), if any.

(ii)          As soon as reasonably practicable after the later of the Effective Time and the date of delivery to the Exchange Agent of all Exchange Documentation applicable to Company Securityholder, (A) such holder shall be delivered the amount of cash and, if applicable, number of shares of Acquirer Common Stock that such Company Stockholder has the right to receive pursuant to Section 1.3(a) (subject to Sections 1.3(b) and 1.3(c)). No portion of such cash or shares of Acquirer Common Stock shall be paid or payable or issued or issuable to the Company Securityholder until the Company Securityholder submits validly executed Exchange Documentation in accordance with the terms hereof.

(iii)         If any Stock Certificate (to the extent the applicable shares of Company Capital Stock are certificated) shall have been lost, stolen or destroyed, upon the making of an affidavit in a form reasonably acceptable to Acquirer of that fact by the Person claiming such document to be lost, stolen or destroyed (provided, that such affidavit shall not contain provisions requiring the delivery of, and such Person shall not be required to deliver, any bond), the Exchange Agent will deliver in exchange for such lost, stolen or destroyed document the applicable portion of the Merger Consideration in accordance with Section 1.4(a)(ii).

(b)           Employee Option Payments. Acquirer shall, no later than the second regular payroll date following the Closing Date, cause the Option Consideration (if any) (subject to Sections 1.3(b) and 1.3(c)) to be delivered to each holder of Employee Options for his or her Employee Options through Acquirer’s or the Surviving Corporation’s payroll system in accordance with standard payroll practices and subject to any required withholding for applicable Taxes with respect to such Option Consideration. In addition, Acquirer shall, no later than the second regular payroll date following the date any Excess Amount or Milestone Payment becomes payable, or any Adjustment Escrow Funds, Indemnity Escrow Funds or Expense Fund are released, cause the portion of such Excess Amount, Milestone Payment, Adjustment Escrow Funds, Indemnity Escrow Funds or Expense Fund payable in respect of Employee Options to be delivered to each holder of Employee Options through Acquirer’s or the Surviving Corporation’s payroll system in accordance with standard payroll practices and subject to any required withholding for applicable Taxes with respect to such portion of such Excess Amount or Milestone Payment.

(c)           No Liability. Notwithstanding anything to the contrary in this Section 1.4, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(d)           Unclaimed Consideration. Each Company Securityholder who does not comply with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to Acquirer (subject to abandoned property, escheat and similar Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Merger Consideration issuable or payable pursuant to Section 1.3(a) (subject to Sections 1.3(b) and 1.3(c)). Notwithstanding anything to the contrary contained herein, if any Company Securityholder has not submitted a Letter of Transmittal prior to the earlier of the first anniversary of the Effective Time and such date on which the applicable portion of the Merger Consideration issuable or payable to such Company Securityholder pursuant to Section 1.3(a) (subject to Sections 1.3(b) and 1.3(c)) would otherwise escheat to, or become the property of, any Governmental Entity, any amounts issuable or payable to such Company Securityholder pursuant to Section 1.3(a) (subject to Sections 1.3(b) and 1.3(c)) shall, to the extent permitted by any Law, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.

(e)           Legends.

(i)           The shares of Acquirer Common Stock issued by Acquirer to the Company Securityholders pursuant to Section 1.3 and this Section 1.4 shall be placed in a restrictive class bearing the following restrictive legend:

THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAW OR AN EXEMPTION FROM SUCH REGISTRATION UNDER SAID ACT. THE ISSUER OF THESE SHARES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR OTHER TRANSFER OTHERWISE COMPLIES WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

(ii)          Acquirer shall be entitled to place appropriate legends on the book entries or certificates evidencing any shares of Acquirer Common Stock to be received in the Merger by Company Securityholders who may be considered “affiliates” of Acquirer for purposes of Rules 144 and 145 under the Securities Act, reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Acquirer Common Stock.

(iii)         If any Company Securityholder holds shares of Acquirer Common Stock that are eligible for sale under Rule 144(k) without the requirement for Acquirer to be in compliance with current public information required under Rule 144 as to such Acquirer Common Stock and without volume or manner of sale restrictions, then Acquirer shall, upon the written request of such Company Securityholder, at the sole expense of Acquirer, promptly take any and all actions necessary to facilitate or permit the removal of any restrictive legends from such Acquirer Common Stock, including, without limitation, the delivery of instruction letters to the transfer agent.

(f)            Aggregate Merger Consideration. Notwithstanding anything to the contrary contained herein, in no event shall Acquirer be required to make any payments or issuances of Merger Consideration if the aggregate value of all such payments and issuances (determined based on the Applicable Acquirer Stock Prices) would exceed the Adjusted Cash Consideration (as finally determined pursuant to Section 1.6) plus the Stock Consideration Value plus the Maximum Milestone Payments.

1.5           No Further Ownership Rights in the Company Capital Stock and Company Options. The applicable portion of the Merger Consideration paid or payable or issued or issuable following the surrender for exchange of the Company Capital Stock, Company Options, and Company Warrants in accordance with this Agreement shall be paid or payable or issued or issuable in full satisfaction of all rights pertaining to the shares of Company Capital Stock, Company Options, and Company Warrants, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock, Company Options, or Company Warrants that were issued and outstanding immediately prior to the Effective Time.

1.6            Purchase Price Adjustment.

(a)           Pursuant to Section 5.12, the Company shall deliver the Estimated Closing Statement to Acquirer not later than five Business Days prior to the Closing Date.

(b)           Within 60 days after the Closing, Acquirer shall deliver to the Securityholders’ Agent a statement (the “Acquirer Adjustment Statement”) setting forth Acquirer’s calculation of (i) the Company Cash, (ii) the Closing Company Debt, (iii) the Unpaid Company Transaction Expenses, (iv) the Closing Working Capital, and (v) the Adjusted Cash Consideration (collectively, the “Acquirer Adjustment Calculations”), together with supporting documentation and calculations.

(c)           The Securityholders’ Agent may object to the Acquirer Adjustment Calculations set forth in the Acquirer Adjustment Statement by providing written notice of such objection, together with supporting documentation and calculations, to Acquirer within 30 days after Acquirer’s delivery of the Acquirer Adjustment Statement (the “Notice of Objection”).

(d)           If the Securityholders’ Agent timely provides the Notice of Objection, then Acquirer and the Securityholders’ Agent shall confer in good faith for a period of up to 10 Business Days following Acquirer’s timely receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be set forth in a written agreement executed by each of Acquirer and the Securityholders’ Agent and shall be final and binding on the parties hereto and the Company Securityholders.

(e)           If, after the 10 Business Day period set forth in Section 1.6(d), Acquirer and the Securityholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Acquirer and the Securityholders’ Agent shall engage PricewaterhouseCoopers LLP or, if such firm is not able or willing to so act on commercially reasonable terms or otherwise, another independent and nationally recognized auditing firm acceptable to both Acquirer and the Securityholders’ Agent (the “Reviewing Accountant”), to act as an expert, to review only the matters in the Notice of Objection that are still disputed by Acquirer and the Securityholders’ Agent and the Acquirer Adjustment Calculations to the extent relevant thereto. After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any event within 30 days following its engagement) determine the resolution of such remaining disputed matters, which determination shall be final and binding on the parties hereto and the Company Securityholders, and the Reviewing Accountant shall provide Acquirer and the Securityholders’ Agent with a calculation of, as applicable, (i) the Company Cash, (ii) the Closing Company Debt, (iii) the Unpaid Company Transaction Expenses, or (iv) the Closing Working Capital.

(f)            If the Adjusted Cash Consideration, calculated based on (i) the Company Cash, (ii) the Closing Company Debt (iii) Unpaid Company Transaction Expenses, and (iv) the Closing Working Capital in each case, as finally determined pursuant to Section 1.6(b), Section 1.6(d) or Section 1.6(e), as the case may be (the “Final Adjusted Cash Consideration”), is:

(i)           less than the Adjusted Cash Consideration as set forth in the Estimated Closing Statement (such difference, a “Shortfall Amount”), then (A) Acquirer and the Securityholders’ Agent shall jointly instruct the Escrow Agent to release the Shortfall Amount from the Adjustment Escrow Funds to Acquirer up to the full amount available in the Adjustment Escrow Funds; provided, that if the Shortfall Amount shall exceed the amount of the Adjustment Escrow Funds, then Acquirer shall be entitled to recover the absolute value of such excess amount from the Indemnity Escrow Funds (which shall be satisfied from the Company Securityholders in accordance with their respective Closing Pro Rata Shares pro rata in proportion to the cash and Acquirer Common Stock (valued at the Applicable Acquirer Stock Price) contributed by such Company Securityholder to the Indemnity Escrow Funds pursuant to Section 1.3(b); provided, that any Company Securityholder may elect to satisfy any portion of such Shortfall Amount beyond the available Adjustment Escrow Funds payable by the forfeiture of Indemnity Escrow Shares in cash instead by providing written notice of such election to the Securityholders’ Agent and Acquirer within three Business Days following the final determination of the Final Adjusted Cash Consideration pursuant to Section 1.6(b), Section 1.6(d) or Section 1.6(e), and upon receipt of such cash payment by Acquirer from such Company Securityholder, Acquirer and the Securityholders’ Agent shall jointly instruct the Escrow Agent to release from the Indemnity Escrow Funds the corresponding number of Indemnity Escrow Shares (valued at the Closing Acquirer Stock Price) to such Company Securityholder, and by the adoption of this Agreement and approval of the Merger or the execution of a Joinder Agreement, each Company Securityholder shall be deemed to have consented to such claim by Acquirer and agrees not to object to such claim, and (B) if there is any amount remaining in the Adjustment Escrow Funds following the release and distribution of the Shortfall Amount pursuant to clause (A), Acquirer and the Securityholders’ Agent shall jointly instruct the Escrow Agent to release such amount to the Exchange Agent and Acquirer or the Surviving Corporation, as applicable, for further distribution to the Company Securityholders in accordance with their respective Closing Pro Rata Shares, upon the terms and subject to the conditions set forth in Section 1.4; or

(ii)          greater than the Adjusted Cash Consideration as set forth in the Estimated Closing Statement (such difference, an “Excess Amount”), then (1) Acquirer shall promptly wire an amount of cash equal to the Excess Amount to the Exchange Agent and the Surviving Corporation (or retain the amount payable in respect of Employee Options), as applicable, for further distribution to the Company Securityholders in accordance with their respective Milestone Pro Rata Shares, and (2) Acquirer and the Securityholders’ Agent shall jointly instruct the Escrow Agent to release the full amount of the Adjustment Escrow Funds to the Exchange Agent and Acquirer or the Surviving Corporation, as applicable, for further distribution to the Company Securityholders in accordance with their respective Closing Pro Rata Shares, in each case, upon the terms and subject to the conditions set forth in Section 1.4.

(g)           Prior to any payment or distribution of any Excess Amount or any portion of the Escrow Fund to the Company Securityholders, the Securityholders’ Agent shall deliver or cause to be delivered an updated Spreadsheet to Acquirer and the Exchange Agent setting forth the portion of the Excess Amount (if any) and the Adjustment Escrow Funds payable to each Company Securityholder. Acquirer and the Exchange Agent shall be entitled to rely on such updated Spreadsheet without any investigation and none of Acquirer or any of its Affiliates shall have any Liability whatsoever with respect to any such calculations in the updated Spreadsheet.

(h)           The fees, costs and expenses of the Reviewing Accountant shall be allocated between the Securityholders’ Agent (on behalf of the Company Securityholders), on the one hand, and Acquirer, on the other hand, in the same proportion that the aggregate amount of the disputed items submitted to the Reviewing Accountant that is unsuccessfully disputed by each such party (as finally determined by the Reviewing Accountant) bears to the total amount of such disputed items so submitted.

(i)            Any payments made pursuant to this Section 1.6 shall be treated as adjustments to the Merger Consideration for all Tax purposes to the maximum extent permitted under Law.

1.7            Milestone Payments.

(a)           Acquirer shall pay, or cause to be paid to the Company Securityholders, the following milestone payments (each a “Milestone Payment”) after deducting any Unpaid Company Transaction Expenses payable in connection with the payment of any Milestone Payments and after deducting any amounts set off against the Milestone Payments in accordance with Section 8.8 as follows:

(i)           If 2022 Net Revenue equals or exceeds $[***], an amount equal to the product of (A) 2022 Net Revenue multiplied by (B) [***] (the “2022 Net Revenue Milestone Payment”); provided that the 2022 Net Revenue Milestone Payment shall not exceed $25,000,000. For the avoidance of doubt, if 2022 Net Revenue is less than $[***], the 2022 Net Revenue Milestone Payment shall equal $0.

(ii)          If (A) the Surviving Corporation receives written notification by Palmetto or Noridian of expanded Medicare coverage for the IDgenetix Test (or written notification of a Molecular Diagnostic Services’ LCD with expanded Medicare coverage that applies to the IDgenetix Test), that includes coverage for use of the IDgenetix Test in connection with (each of the following in clauses (1) through (6), an “Indication”) (1) anxiety, (2) schizophrenia, (3) bipolar disorder, (4) post-traumatic stress disorder, (5) obsessive-compulsive disorder and (6) attention deficit hyperactivity disorders (the “First Expanded Coverage Event”) by [***] and (B) the achievement of proof of reimbursement for all Claims submitted to Noridian (with a minimum of [***] Claims per each Indication) at a rate of $[***] per test for each Indication (the “Second Expanded Coverage Event”) by [***], $10,000,000 (the “Expanded Coverage Milestone Payment”). For the avoidance of doubt, if the First Expanded Coverage Event does not occur by [***], the Expanded Coverage Milestone Payment shall equal $0, and if the Second Expanded Coverage Event does not occur by [***], the Expanded Coverage Milestone Payment shall equal $0. “Claim” means any claim submitted by or on behalf of a healthcare provider enrolled in the Medicare Provider Enrollment, Chain and Ownership System (PECOS) that (x) relates to a molecular pathology procedure under [***] and (y) relates to diagnosis [***]

.

(iii)         If 2023 Net Revenue equals or exceeds $[***], an amount equal to the product of (A) 2023 Net Revenue multiplied by (B) [***] (the “2023 Net Revenue Milestone Payment”); provided that the 2023 Net Revenue Milestone Payment shall not exceed $[***]. Notwithstanding the foregoing, if the 2022 Net Revenue Milestone Payment was less than $[***], then if 2023 Net Revenue equals or exceeds $[***], the 2023 Net Revenue Milestone Payment shall be increased by an amount equal to (1) 0.70 multiplied by (2) (x) $[***] minus (y) the 2022 Net Revenue Milestone Payment (the “2022 Net Revenue Milestone Catchup Payment”); provided, that 2023 Net Revenue Milestone Payment shall not exceed $20,000,000 plus the 2022 Net Revenue Milestone Catchup Payment. For the avoidance of doubt, (I) if 2023 Net Revenue is less than $[***], the 2023 Net Revenue Milestone Payment shall equal $0 and (II) if the 2023 Net Revenue is less than $[***], the 2022 Net Revenue Milestone Catchup Payment shall equal $0.

(iv)         If 2024 Net Revenue equals or exceeds $[***], an amount equal to the product of (A) 2024 Net Revenue multiplied by (B) [***] (the “2024 Net Revenue Milestone Payment” and together with the 2022 Net Revenue Milestone Payment and the 2023 Net Revenue Milestone Payment, the “Net Revenue Milestone Payments”); provided that the 2024 Net Revenue Milestone Payment shall not exceed $20,000,000. For the avoidance of doubt, if 2024 Net Revenue is less than $[***], the 2024 Net Revenue Milestone Payment shall equal $0.

(v)          In no event shall the aggregate amount of Milestone Payments payable by Acquirer pursuant to this Section 1.7(a) exceed $75,000,000.

(vi)         Each Milestone Payment shall be satisfied by Acquirer 50% in cash and 50% in shares of Acquirer Common Stock valued at the Applicable Acquirer Stock Price; provided that only cash will be paid to (A) any Unaccredited Securityholders in respect of shares of Company Capital Stock and Company Warrants held by such Unaccredited Securityholders as of immediately prior to the Effective Time and (B) Company Optionholders in respect of In-the-Money Company Options held by Company Optionholders as of immediately prior to the Effective Time, and the remaining cash and Acquirer Common Stock payable in respect of any Milestone Payment shall be payable to the Accredited Securityholders entitled to receive any portion of such Milestone Payment on a pro rata basis such that each Accredited Securityholder receives an amount of cash and a number of shares of Acquirer Common Stock (valued at the Applicable Acquirer Stock Price) of equal value, subject to any adjustment for fractional shares in accordance with Section 1.3(j); provided, further, that the total number of shares of Acquirer Common Stock that may be issued under this Agreement, including any shares of Acquirer Common Stock issued pursuant to this Section 1.7 and Section 1.3(a)(i)(A), Section 1.3(a)(ii)(A), Section 1.3(a)(iii)(A) and Section 1.3(a)(v)(A) shall not exceed [***] shares of Acquirer Common Stock (subject to adjustment for any stock dividend, stock split, stock combination or other similar transaction), which limit is equal to 4.99% of the outstanding shares of Acquirer Common Stock as of the Agreement Date. In the event the number of shares of Acquirer Common Stock that would be issuable pursuant to this Agreement prior to giving effect to the preceding sentence exceeds [***] shares of Acquirer Common Stock, then the number of shares of Acquirer Common Stock issuable to each Company Securityholder pursuant to this Section 1.7 shall be reduced on a pro rata basis and each Company Securityholder shall have the right to receive in lieu of such shares of Acquirer Common Stock issuable pursuant to this Section 1.7 an amount of cash equal to (i) the number of shares of Acquirer Common Stock that would have been issuable to such Company Securityholder pursuant to this Section 1.7 prior to giving effect to the preceding sentence minus the number of shares of Acquirer Common Stock issuable to such Company Securityholder pursuant to this Section 1.7 after giving effect to the preceding sentence multiplied by (ii) the Applicable Acquirer Stock Price, subject to and in accordance with Section 1.4.

(b)           Reporting; Regulatory Matters.

(i)           Acquirer shall, and shall require that its Affiliates (including the Surviving Corporation), keep and maintain, for the period required under Law, but in any event at least until December 31, 2025, complete and accurate books, ledgers, and other records of claims processed for IDgenetix Tests by Acquirer or its Affiliates (including the Surviving Corporation), as the case may be, as necessary to enable Acquirer to provide the Milestone Reports pursuant to this Section 1.7(b) and to determine the accuracy of the Milestone Payments made hereunder (the “Acquirer Records”).

(ii)          Acquirer shall, or shall cause the Surviving Corporation to, within [***] days following the completion of the annual audit of Acquirer’s consolidated financial statements for any Fiscal Year, provide to the Securityholders’ Agent a report (the “Milestone Report”) of (A) the calculation of Net Revenue for such Fiscal Year and (B) the calculation of the aggregate Milestone Payment owed to the Company Securityholders, including the amount of any reductions in accordance with Section 1.7(e) applied by Acquirer in respect thereof. Promptly after [***], Acquirer shall notify the Securityholders’ Agent if the Expanded Coverage Milestone Payment is payable (“Milestone Notice”). Promptly following the expiration of the Review Period and, if applicable, the Resolution Period, pursuant to Section 1.7(b)(iii), the Securityholders’ Agent shall deliver or cause to be delivered to Acquirer an updated spreadsheet setting forth each Company Securityholder’s Milestone Pro Rata Share of such Milestone Payment and the amount of cash and number of shares of Acquirer Common Stock payable to each Company Securityholder and the Unpaid Company Transaction Expenses with respect to such Milestone Payment (such updated spreadsheet, the “Milestone Payment Schedule”); provided, that the aggregate amount of such cash and shares of Acquirer Common Stock (valued at the Applicable Acquirer Stock Price) payable to the Company Securityholders shall not exceed the applicable Milestone Payment. Acquirer and the Exchange Agent shall be entitled to rely on the Milestone Payment Schedule without any investigation and none of Acquirer or any of its Affiliates shall have any Liability whatsoever with respect to any such calculations in the Milestone Payment Schedule. Acquirer shall pay, or cause to be paid by the Exchange Agent or Surviving Corporation, to the Company Securityholders in accordance with their respective Milestone Pro Rata Shares (as set forth in the Milestone Payment Schedule) any Milestone Payment owed to the Company Securityholders in accordance with a Milestone Report within [***] Business Days of the delivery of the Milestone Payment Schedule and in accordance with Section 1.4.

(iii)         Within [***] calendar days after delivery of a Milestone Report or a Milestone Notice (the “Review Period”), if the Securityholders’ Agent in good faith requests a telephonic meeting with representatives of Acquirer or any of Acquirer’s applicable Affiliates to discuss such Milestone Report or Milestone Notice, Acquirer shall make available for such meeting at least one employee with operating management responsibility for the activities of Acquirer or any such Affiliate related to the contents of such report. During the Review Period, the Securityholders’ Agent may, by written notice, raise with the Acquirer of any dispute to the calculations set forth in such Milestone Report or the Milestone Notice. Should such written notice be delivered the Securityholders’ Agent, for a period of [***] days following such delivery (the “Resolution Period”), the Securityholders’ Agent and Acquirer shall attempt in good faith to resolve such dispute.

(iv)        All Acquirer Records and information provided to the Securityholders’ Agent or any of its Representatives pursuant to this Section 1.7(b), whether written or oral, shall be confidential information of Acquirer and be held in confidence by such Person except as permitted by Section 5.3; provided, that the Securityholders’ Agent (A) may disclose such information on a confidential basis (1) as required by Law, and (2) to its Representatives who have a need to know such information and who are under an obligation of confidentiality and non-use consistent with the Securityholders’ Agent’s obligation hereunder, and (B) shall use such information solely to assess the value of, the progress towards, and the probability of, achieving the Milestone Payments.

(c)           Acquirer Obligations and Efforts. Upon the Closing and thereafter and subject to Section 1.7(f), (i) Acquirer and the Surviving Corporation and any other Affiliates of Acquirer shall have (A) the right to own, operate, use, make, license, develop and otherwise commercialize the IDgenetix Test, in any way that Acquirer, the Surviving Corporation and their respective Affiliates deem appropriate, in their respective sole discretion, and (B) the right to determine the terms and conditions of the commercialization of IDgenetix Tests; and (ii) neither Acquirer nor the Surviving Corporation nor any other Affiliates or licensees of Acquirer have any obligation to pursue the development or commercialization of any IDgenetix Tests (A) in priority to any other products, tests or articles, as applicable, or (B) in order to maximize or expedite Net Revenue in any Fiscal Year; provided, that Acquirer shall use Commercially Reasonable Efforts to operate the Company in such manner to enable it to recognize 2022 Net Revenue, 2023 Net Revenue and 2024 Net Revenue sufficient for the Net Revenue Milestone Payments to become payable. The Company Securityholders hereby acknowledge and agree that (1) there is no assurance that the Company Securityholders will receive any Milestone Payment, (2) neither Acquirer nor the Company nor any other Affiliates of Acquirer promised or projected any amounts to be received by the Company Securityholders in respect of any Milestone Payment, and the Company Securityholders have not relied on any statements or information provided by or on behalf of Acquirer, the Company or their Affiliates with respect to the likelihood of potential sales of IDgenetix Tests or the achievement of expanded Medicare coverage for the IDgenetix Test (which is not controlled by Acquirer or the Company), (3) neither Acquirer nor the Surviving Corporation nor any other Affiliates of Acquirer owe any fiduciary duty to the Securityholders’ Agent or the Company Securityholders with respect to any Milestone Payments, and (4) the parties intend the express provisions of this Agreement to govern their contractual relationship and to supersede any standard of efforts or implied covenant of good faith and fair dealing that might otherwise be imposed by any court or other Governmental Entity.

(d)           Non-Transferable Right. The right of any Company Securityholder to receive any amounts with respect to Milestone Payments (i) shall not be evidenced by a certificate or other instrument, (ii) shall not be assignable or otherwise transferable by such Company Securityholder other than (A) on death by will or intestacy, (B) pursuant to a court order, or (C) by operation of Law (including a consolidation or merger), or (D) without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, and (iii) does not represent any right other than the right to receive the Milestone Payments pursuant to this Agreement. Any attempted transfer of the right to any amounts with respect to any such payment by any holder thereof (other than as specifically permitted by the immediately preceding sentence) shall be null and void.

(e)           Right to Offset. Notwithstanding anything to the contrary herein, Acquirer may offset from any Milestone Payments to be made hereunder: (i) Unpaid Company Transaction Expenses that become payable upon the occurrence of any Milestone Payment; and (ii) indemnity obligations finally determined as being due and payable in accordance with Section 8.8. Any such offsets made pursuant to subclause (i) above shall be reported in the Milestone Report.

(f)            Post-Closing Operation of Business. From the Closing Date and through December 31, 2024, Acquirer agrees to operate the Business in good faith and shall not willfully take any action or willfully omit to take any action for the primary purpose of avoiding paying, or reducing, the Milestone Payments.

1.8            Tax Consequences. The parties hereto intend the Merger to be a taxable sale of shares of Company Capital Stock by the Company Stockholders. Acquirer makes no representations or warranties to the Company or to any Company Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Merger or any of the other Transactions. The Company acknowledges that the Company and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other Transactions.

1.9            Withholding Rights. Acquirer, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent, the Escrow Agent, and each of their agents and Affiliates shall be entitled to deduct and withhold from the Merger Consideration and from any other payments otherwise required pursuant to this Agreement, such amounts as may be required to be deducted or withheld under the Code or any provision of federal, state, local, provincial or foreign Tax Law. To the extent that the amounts are so deducted or withheld and paid to or credited by the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

1.10         Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

Article II
Representations and Warranties of the Company

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), the Company represents and warrants to Acquirer, as of the date hereof, as follows:

2.1           Organization, Standing, Power and Subsidiaries.

(a)           The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of the state of Delaware. The Company and each of its Subsidiaries has the requisite corporate power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing would reasonably be expected, individually or in the aggregate with any such other failures, to be material with respect to the Company. The Company has made available to Acquirer a true, correct and complete copy of the certificate of incorporation and bylaws equivalent organizational or governing documents of the Company and each of its Subsidiaries, in each case as amended to date and as in effect on the date hereof. None of the Company or any of its Subsidiaries in violation of any of the provisions of its certificate of incorporation or bylaws or equivalent organizational or governing documents in any material respect.

(b)           Except as set forth on Schedule 2.1(b) of the Company Disclosure Letter, each of the Company or its Subsidiaries has and, in the past three years, has had, no Subsidiaries or any Equity Interest, whether direct or indirect, in, or made any loans to, any corporation, partnership, limited liability company, joint venture or other business entity.

(c)           None of the Company or any of its Subsidiaries has approved or commenced any proceeding or made any election contemplating the dissolution or liquidation of the Company or any of its Subsidiaries or the winding up or cessation of the business or affairs of the Company or any of its Subsidiaries. There are no outstanding and currently effective powers of attorneys executed by or on behalf of the Company or any of its Subsidiaries.

2.2                Capital Structure.

(a)           The authorized Company Capital Stock consists solely of (i) 45,475,073 shares of Company Common Stock, and (ii) 27,038,326 shares of Company Preferred Stock, of which 12,763,253 are designated as Company Series 1 Preferred Stock and 14,275,073 are designated as Company Series 2 Preferred Stock. A total of 2,168,105 shares of Company Common Stock, 12,710,693 shares of Company Series 1 Preferred Stock and 12,509,387 shares of Company Series 2 Preferred Stock are issued and outstanding as of the Agreement Date, and there are no other issued and outstanding shares of Company Capital Stock, other than pursuant to the exercise of Company Options under the Company Option Plan and Company Warrants, in each case that are outstanding as of the Agreement Date. The Company does not hold any treasury shares.

(b)          Schedule 2.2(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of the Company Stockholders of record and the number, type and series of shares of capital stock of the Company so owned by such Company Stockholder, and whether any share of capital stock are restricted or subject to vesting or a right of repurchase, and (ii) the number of shares of Company Common Stock that would be owned by such Company Stockholder assuming conversion of all shares of Company Preferred Stock outstanding as of the date hereof so owned by such Person after giving effect to all anti-dilution and similar adjustments. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of any subscription, preemptive, “put” or “call” rights created by statute, the Company’s organizational documents or any Contract to which the Company is a party or by which the Company or any of its assets are bound, and, to the knowledge of the Company, are not subject to any other Encumbrances, except for the restrictions set forth in the Certificate of Incorporation, the Bylaws and the Contracts set forth on Schedule 2.2(b)(1) of the Company Disclosure Letter or restrictions under applicable securities laws. The Company has not, in the past three years, declared or paid any dividends on any shares of Company Capital Stock. Except as set forth in the Certificate of Incorporation and on Schedule 2.2(b)(2) of the Company Disclosure Letter, there is no Liability for dividends accrued and unpaid by the Company. Except as set forth on Schedule 2.2(b)(3) of the Company Disclosure Letter, the Company is not under any obligation to register under the Securities Act or any other Law any shares of Company Capital Stock, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued. As of the date hereof, each share of Company Preferred Stock is convertible into one share of Company Common Stock. All issued and outstanding shares of Company Capital Stock and all Company Options were issued in compliance in all material respects with Law and all requirements set forth in the Certificate of Incorporation, the Bylaws, the Company Option Plan (if applicable) and any applicable Contracts to which the Company is a party or by which the Company or any of its assets are bound.

(c)           As of the Agreement Date, (i) the Company has reserved 6,875,820 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company’s 2018 Equity Incentive Plan, of which 2,773,570 shares are subject to outstanding and unexercised Company Options and 4,102,250 shares remain available for issuance thereunder and (ii) 4,403 shares ae subject to outstanding and unexercised Company Options granted under the Company’s 2008 Equity Incentive Plan. Schedule 2.2(c) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Optionholders, and each Company Option, whether or not granted under the Company Option Plan, including the number of shares of Company Capital Stock subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation Section 1.409A-1(b)(5)(vi)(B)) the exercise price per share, the Tax status of such Company Option under Section 422 of the Code, the term of each Company Option, and whether the Company Option was granted under the Company Option Plan. A true, correct and complete copy of the Company Option Plan, and forms of all agreements and instruments relating to or issued under the Company Option Plan, including forms of offer letters, agreements and instruments that contemplate or promise a grant of Company Options or other securities of the Company, have been made available to Acquirer, such Company Option Plan and Contracts have not been amended, modified or supplemented since being made available to Acquirer, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plan or Contracts in any case from those made available to Acquirer, and all grants of Company Options have been made pursuant to the form of option grant agreements made available to Acquirer, without any material deviation thereof, except with respect to vesting terms. The terms of the Company Option Plan permit the treatment of Company Options as provided herein, without notice to, or the consent or approval of, the Company Optionholders, the Company Stockholders or otherwise.

(d)          Schedule 2.2(d) of the Company Disclosure Letter sets forth, as of the Agreement Date, a correct and complete list of the holders of outstanding Company Warrants, including the number, type and series of shares of Company Capital Stock subject to each such Company Warrant, the grant date, and the exercise price for such Company Warrant, the extent to which such Company Warrant is vested and exercisable, and the date on which such Company Warrant expires.

(e)           As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Capital Stock, Company Warrants and Company Options set forth on Schedules 2.2(b), 2.2(c) and (d) of the Company Disclosure Letter. Other than as set forth on Schedules 2.2(b), 2.2(c) and (d) of the Company Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, (i) obligating the Company or a Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested, or (ii) obligating the Company to grant, extend, accelerate the vesting or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, call, right or Contract. Schedule 2.2(e) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct, and complete list of individuals (each individual, a “Promised Option Grantee”) who have been offered an opportunity to receive Company Options or any other equity incentive award (the “Promised Option Grants”) under an offer letter from, Contract with or other commitment from the Company (which has not expired, been rescinded or rejected), but who have not been granted such Promised Option Grants, including the number of Company Options (or any other equity) offered, the start date or anticipated start date of such Promised Option Grantee.

(f)            No Company Debt (i) granting its holder the right to vote on any matters on which any Company Stockholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(g)          Except as set forth on Schedule 2.2(g) of the Company Disclosure Letter, there are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company, on the one hand, and any Company Securityholder, on the other hand, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service with the Company, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders.

(h)          Other than as set forth on Schedule 2.1(b) of the Company Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of any Subsidiary of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or any of its Subsidiaries is a party or by which it or its assets is bound, obligating the Company or any of its Subsidiaries to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of any Subsidiary of the Company or other rights to purchase or otherwise acquire any Equity Interests of any Subsidiary of the Company , whether vested or unvested.

2.3            Authority; Non-contravention.

(a)           The Company has all requisite corporate power and authority to enter into this Agreement and the other Company Transaction Documents and, subject to obtaining the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been, and each other Company Transaction Document has been or will be, duly executed and delivered by the Company and, assuming the due execution and delivery of such Company Transaction Document by the other parties hereto, constitutes or, when executed and delivered, will constitute, the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (collectively, the “Enforceability Exceptions”).

(b)           The Company Board has unanimously (i) declared that this Agreement and the Transactions upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement in accordance with Law and (iii) directed that the adoption of this Agreement to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the Merger. The affirmative votes of (i) the holders of at least a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis) and (ii) the holders of at least 60% of the outstanding shares of Company Preferred Stock (voting as a separate voting class on an as-converted to Company Common Stock basis) are the only votes of the holders of Company Capital Stock necessary to adopt this Agreement under Delaware Law, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval (collectively, the “Company Stockholder Approval”).

(c)           The execution and delivery of this Agreement and the other Company Transaction Documents by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company or its Subsidiaries or any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation, the Bylaws or other equivalent organizational or governing documents of the Company or any of its Subsidiaries, in each case as amended to date, (B) any Material Contract or any Company Authorization or (C), except as described in Section 2.3(d) below, any Law, except in the case of clause (B) and (C) as would not reasonably be expected to be material with respect to the Company.

(d)           No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or any other Company Transaction Document or the consummation of the Transactions, except for (i) the filing of the Certificate of Merger, as provided in Section 1.1(d) and (ii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely and materially affect, and would not reasonably be expected to adversely and materially affect, the Company’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any other Company Transaction Document or to consummate the Transactions in accordance with this Agreement or any other Company Transaction Document and Law.

2.4            Financial Statements; No Undisclosed Liabilities.

(a)           The Company has delivered to Acquirer its audited, consolidated financial statements for the 12-month periods ended December 31, 2021, December 31, 2020 and December 31, 2019 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company and its Subsidiaries in all material respects, (ii) complied in all material respects as to form with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present, in all material respects, the consolidated financial condition of the Company and its Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods therein specified, and (iv) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods involved.

(b)          The Company and its Subsidiaries do not have any Liabilities of any nature other than (i) those set forth and adequately provided for in the balance sheet included in the Financial Statements as of December 31, 2021 (such date, the “Company Balance Sheet Date” and such balance sheet, the “Company Balance Sheet”) (ii) those incurred in the conduct of the Company’s business since the Company Balance Sheet Date in the ordinary course of business, and do not result from any breach of Contract, warranty, infringement, tort or violation of Law, (iii) the Unpaid Company Transaction Expenses, (iv) those that are executory obligations under the Contracts of the Company and its Subsidiaries made available to Acquirer, or (v) those that would not, or would not reasonably be expected to, be material to the Company or the Business. Except for Liabilities reflected in the Financial Statements, none of the Company or any of its Subsidiaries has any off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company or any of its Subsidiaries. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied and are adequate. The Financial Statements comply in all material respects with the Financial Accounting Standards Board Accounting Standards Codification Topic 606. Without limiting the generality of the foregoing, none of the Company or any of its Subsidiaries has, in the past three years, guaranteed any debt or other obligation of any other Person.

(c)           Schedule 2.4(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Debt, including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date, any assets securing such Company Debt and any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing.

(d)           Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company or any of its Subsidiaries maintains accounts and the names of all Persons authorized to make withdrawals therefrom.

(e)           The accounts receivable of the Company and its Subsidiaries (the “Accounts Receivable”) as reflected on the Company Balance Sheet arose in the ordinary course of business and represent bona fide claims against debtors for sales and other charges. Allowances for doubtful accounts have been prepared in accordance with GAAP consistently applied. The Accounts Receivable arising after the Company Balance Sheet Date and before the Closing Date (i) arose or shall arise in the ordinary course of business, and (ii) represented or shall represent bona fide claims against debtors for sales and other charges. None of the Accounts Receivable is subject to any outstanding written claim of offset, recoupment, set-off or counter-claim. Except as listed on Schedule 2.4(e) of the Company Disclosure Letter, no Person has any Encumbrance on any Accounts Receivable (other than Permitted Encumbrances).

(f)            The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company and its Subsidiaries are being executed and made in accordance with appropriate authorizations of its management and the Company Board in all material respects, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP in all material respects and (B) to maintain accountability for assets, and (iii) for the prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Company. In the past three years, none of the Company, the Company’s independent auditors nor, to the knowledge of the Company, any current or former employee, consultant or director of the Company or any of its Subsidiaries, has identified or been made aware of any fraud, whether or not material, that involves Company’s management or other current or former employees, consultants or directors of the Company or any of its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing. None of the Company, its Subsidiaries or, to the knowledge of the Company, any Representative of the Company or any of its Subsidiaries has, in the past three years, received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries, any of their internal accounting controls or any material inaccuracy in the financial statements of the Company. There are no significant deficiencies or material weaknesses in the design or operation of the internal controls of the Company that would reasonably be expected to adversely affect the ability of the Company to record, process, summarize and report financial data. At the Company Balance Sheet Date, there were no material loss contingencies (as such term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 450) that are not adequately provided for in the Company Balance Sheet as required by such Topic 450.

(g)           Except for the PPP Loan, none of the Company or any of its Subsidiaries has ever applied for or accepted (i) any loan pursuant to the PPP in Section 1102 and Section 1106 of the CARES Act, respectively, (ii) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act or (iii) any similar grant or loan from any Governmental Entity. All amounts borrowed under, or that were at any time outstanding under, the PPP Loan have been forgiven without any further Liability to the Company or any of its Subsidiaries, and the consummation of the Transactions will not give rise to any cancellation of such forgiveness or obligation to repay any amount with respect to the PPP Loan. With respect to the PPP Loan, (i) the Company and its Subsidiaries have been in compliance with, in all material respects, all terms and conditions of the PPP Loan and with all Laws relating to the PPP Loan, and all applicable regulations and guidance issued by any Governmental Entity or applicable financial institution; (ii) all representations and certifications made or executed by the Company, any of its Subsidiaries or any of their respective Representatives pertaining to the PPP Loan (including the application for the PPP Loan or any request for forgiveness of any or all of the amount loaned through the PPP Loan) were current, accurate, and complete in all material respects as of their effective date; (iii) no Governmental Entity or other Person has notified the Company or any of its Subsidiaries in writing or, to the knowledge of the Company, orally, of any actual or alleged material violation or breach of any statute, regulation, representation, certification, Law, disclosure obligation, or Contract term with respect to the PPP Loan; and (iv) to the knowledge of the Company, there are no investigations, lawsuits, or audits completed, underway, announced, or threatened, in each case, in writing or, to the knowledge of the Company, orally, by any Governmental Entity or any other Person (including any financial institution or whistleblower) pertaining to the PPP Loan.

2.5            Absence of Changes. Since the date of the Company Balance Sheet to and including Agreement Date, no event has occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company. Since the date of the Company Balance Sheet Date to and including the Agreement Date, (i) the Company and its Subsidiaries have conducted the Business only in the ordinary course of business, (ii) the Company and its Subsidiaries have paid and performed, consistent with past practice and policies, all of their undisputed debts and other obligations (including Taxes) when due and (iii) the Company has not done, caused or permitted any action that would constitute a breach of Section 4.2 (other than clauses (d) and (e) of Section 4.2) if such action were taken by the Company without the written consent of Acquirer, between the Agreement Date and the earlier of the termination of this Agreement and the Effective Time.

2.6            Litigation. There is no Legal Proceeding to which the Company or any of its Subsidiaries is a party pending before any Governmental Entity, or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries, or any of their respective assets, directors or officers (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries) except for any such Legal Proceeding that would not reasonably be expected to be material to the Company. There is no Order in effect against the Company, any of its Subsidiaries, or any of their respective assets, or, to the knowledge of the Company, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries). None of the Company or any of its Subsidiaries has any Legal Proceeding pending against any other Person.

2.7            Restrictions on Business Activities. As of the Agreement Date, there is no Contract or Order binding upon the Company or any of its Subsidiaries that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of materially prohibiting, restricting or impairing any current or presently proposed business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries, or the conduct or operation of the Business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, materially limiting the freedom of the Company or any of its Subsidiaries to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company or any of its Subsidiaries of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, databases, data, parts or services.

2.8            Compliance with Laws; Governmental Permits.

(a)           The Company and its Subsidiaries have, in the past three years, complied in all material respects with, are not in violation in any material respect of, and have not received any written notice or other formal communication in writing or, to the knowledge of the Company, oral communication, of violation with respect to, any Laws.

(b)           The Company and its Subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (each a “Company Authorization”) (i) pursuant to which the Company or any of its Subsidiaries currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business, including commercializing any IDgenetix Tests in all fifty states of the United States and any other jurisdiction where the Business is conducted, or the holding of any such interest, in each case, except for any such Company Authorizations where a failure of the Company or its applicable Subsidiary to obtain same would not be material to the Company or the Business, and all of the Company Authorizations are in full force and effect. Schedule 2.8(b) of the Company Disclosure Letter sets forth a complete list of all such Company Authorizations. None of the Company or any of its Subsidiaries has received any written notice or other formal written communication or, to the knowledge of the Company, oral communication, from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization. The Company and its Subsidiaries have, during the past three years, materially complied with all of the terms of the Company Authorizations. None of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

(c)           Except as expressly disclosed in Schedule 2.8(c) of the Company Disclosure Letter, the Company and its Subsidiaries have, in the past three years, been in compliance with all Health Laws, including those relating to laboratory developed tests and CLIA certified laboratories and (i) all products under development by or on behalf of the Company have been researched, developed, tested, manufactured, handled, labeled, packaged, stored, supplied, distributed, imported, and exported, as applicable in compliance with applicable Health Laws; (ii) all clinical trials conducted by or on behalf of the Company or any of its Subsidiaries have been conducted in compliance with applicable protocols, procedures and applicable Health Laws. Without limiting the generality of the foregoing, the Company and its Subsidiaries are, and have been at all times required by Law, duly certified in accordance with CLIA. The certificates of compliance issued under CLIA, and copies of the most recent survey reports, including a list of deficiencies, if any, and proficiency test results, are provided in Schedule 2.8(c) of the Company Disclosure Letter. The Company and its Subsidiaries are in compliance with all applicable CLIA requirements, and no suspension, revocation, termination, sanction, corrective action or limitation of any CLIA is pending or, to the Company’s knowledge, is threatened. The Company and its Subsidiaries are in compliance with all state licensure requirements to conduct testing in its laboratories and with respect to laboratory personnel. The Company and its Subsidiaries are in compliance with all Health Laws regarding registration, license, and certification for each site at which a Company Product is manufactured, labeled, or distributed.

(d)           The coding, billing and collection practices of the Company are in material compliance with all applicable Health Laws and rules and regulations of all applicable third party payor programs, including Federal Health Care Programs.

(e)           All results of IDgenetix Tests provided in reports to patients or providers were produced by the Company or its applicable Subsidiary using patient samples processed in the Company’s wet laboratory, entered in the Company’s systems and generated through the Company’s proprietary algorithms included in the Company Software without any falsified data.

(f)            None of the Company or any of its Subsidiaries is subject to any enforcement, regulatory, or administrative proceedings by the FDA or any other Governmental Entity and no such proceedings have been threatened. There is no civil, criminal, or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding, or request for information pending against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has any liability (whether actual or contingent) for failure to comply with any Health Laws. There has not, in the past three years, been any violation of any Health Laws by the Company or any of its Subsidiaries in their product development efforts, submissions, record keeping, and reports to any Governmental Entity that could reasonably be expected to require or lead to investigation, corrective action, or enforcement, regulatory, or administrative action. There are no civil or criminal proceedings relating to the Company or any of its Subsidiaries, or any of their respective employees which involve a matter within or related to any Health Laws.

(g)           The Company represents that neither it nor any of its Subsidiaries has, in the past three years, and that none of their respective employees or other Persons engaged by the Company or any of its Subsidiaries has, in the past three years, committed a wrongful act for which FDA has or could invoke its Fraud, Untrue Statements of Material Facts, Bribery, And Illegal Gratuities Final Policy, referred to as the Application Integrity Policy, as set forth in the Federal Register on September 10, 1991, at 56 Fed. Reg. 46191 or made an untrue statement of a material fact or fraudulent statement, failed to disclose a material fact, or committed any other act that establishes a reasonable basis for any other Governmental Entity to invoke a similar policy under applicable Health Laws.

(h)           The Company represents that neither it nor any of its Subsidiaries has, in the past three years, been, and that none of their respective officers, directors, employees or other Persons engaged by the Company or any of its Subsidiaries, has, in the past three years, been, (a) debarred (under the provisions of the Generic Drug Enforcement Act of 1992, 21 U.S.C. §335a (a) and (b)), (b) convicted of a crime for which a person can be debarred, (c) threatened to be debarred, (d) indicted for a crime or otherwise engaged in conduct for which a person can be debarred (e) engaged in any activities that are prohibited by or cause for criminal or civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other state or Federal Health Care Program under, or has, in the past three years, been convicted of any criminal offense relating to the delivery of an item or service under any federal healthcare program (as defined at 42 U.S.C. §1320a-7b(f)) or 1395nn, 5 U.S.C. § 8901 et seq. (the Federal Employees Health Benefits program statute) (“Federal Health Care Program”) or (f) debarred, excluded or suspended from or otherwise rendered ineligible for participation in any Federal Healthcare Program, or has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act.

(i)            The term “Payment Programs” means both Federal Health Care Programs and private, non-governmental programs. No civil, administrative, or criminal proceedings relating to the Company’s or any of its Subsidiaries’ participation in any Payment Program are pending or, to the knowledge of the Company, threatened or reasonably foreseeable, nor has the Company or any of its Subsidiaries been subject to any such proceeding that has since concluded. To the knowledge of the Company, there are no pre- or post-payment utilization reviews by any Payment Program currently pending that could reasonably be expected to result in a material liability or material loss of business. No Payment Program is currently requesting or has requested or, to the knowledge of the Company, is threatening, any recoupment, refund or set-off from the Company or any of its Subsidiaries except for recoupments, refunds or set-offs in amounts less than $[***] against a claim for IDgenetix Tests billed at standard rates on a claim by claim basis (taking each letter requesting or threatening any recoupment, refund or set-off from the Company or any of its Subsidiaries as a single “claim” unless the letters are based on common underlying facts or circumstances). No Payment Program has, in the past six years, imposed any fine, penalty or other sanction on the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries has, in the past six years, been suspended or excluded and, to the knowledge of the Company has not, in the past six years, otherwise been the subject of adverse actions taken by any Payment Program. None of the Company or any of its Subsidiaries has, in the past six years, violated any condition of participation in, or any other rule, regulation, policy or standard of, in each case, to the extent they are applicable to CLIA laboratories or any Payment Program, in any material respect.

2.9            Title to, Condition and Sufficiency of Assets; Real Property.

(a)           The Company or its Subsidiaries have good and marketable title to, or valid leasehold interest in all of their properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company or its applicable Subsidiary valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances.

(b)           Schedule 2.9(b) of the Company Disclosure Letter sets forth a list, as of the Agreement Date, of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to all real property currently leased, subleased or licensed by or from the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries for the operation of its business (the “Leased Real Property”), including all amendments, terminations and modifications thereof (“Lease Agreements”), and there are no other Contracts with respect to real property affecting the Leased Real Property or to which the Company or any of its Subsidiaries is bound. There is not, under any of such Lease Agreements, any existing default (i) by the Company or (ii) to the knowledge of the Company, by the counterparties to any such Lease Agreement which would be material to the operation of the Business of the Company or any of its Subsidiaries, and no rent is past due. Assuming the due execution by counterparties thereto, the Lease Agreements are valid and effective in accordance with their respective terms, subject only to the effect, if any, of the Enforceability Exceptions. None of the Company nor any of its Subsidiaries has, in the past three years, received any written notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn. Each Leased Real Property may be used and occupied for Business and there are no Laws that prohibit the occupancy of such Leased Real Property for such purpose. Each Leased Real Property and Lease Agreement materially complies with, and for the past three years have materially complied with, all zoning Laws, rules and regulations and the Company and its Subsidiaries are in compliance with, and for the past three years have been in material compliance with, all applicable zoning Laws, rules and regulations with respect to each Leased Real Property and Lease Agreement. None of the Company or any of its Subsidiaries have received any written notice of any condemnation, proposed condemnation or any similar proceeding affecting any Leased Real Property.

(c)           The Company’s CLIA laboratory holds CAP Laboratory Accreditation from the College of American Pathologies that expires on June 6, 2022 and the Company and its Subsidiaries continue to meet all of the standards to obtain and maintain the CAP Laboratory Accreditation and have no reason to believe that the CAP Laboratory Accreditation will not be renewed upon its currently scheduled expiration

2.10          Intellectual Property.

(a)           With respect to each item of Company-Owned Intellectual Property, (i) the Company or its applicable Subsidiary owns all right, title and interest in such item, free and clear of all Encumbrances (other than Permitted Encumbrances); (ii) the item is not subject to any outstanding Order, past due payment, past due or delinquent filing, decision or agreement in any restricting manner, including restricting the transfer, commercialization, enforcement or licensing thereof; (iii) no legal or administrative proceeding is pending, or, to the knowledge of the Company, threatened in writing, that challenges the legality, validity, enforceability of, or the Company’s or its applicable Subsidiary’s ownership of or right to use or otherwise exploit, the item; (iv) each such item that is Registered is enforceable, valid and subsisting; and (v) the Company or its applicable Subsidiary possesses the sole right to sue for past infringements, the rights to damages and profits due or accrued and any other remedies. Other than as expressly set forth and described in Schedule 2.10(a) of the Company Disclosure Letter, no license or sublicense, or covenant not to sue, has been granted or extended to any Person by the Company or any of its Subsidiaries in respect of any item of Company Intellectual Property; and no Person has any claim regarding title to any Company Intellectual Property or improvements, modifications, enhancements, adaptations, alterations, translations, or derivative works of any Company Intellectual Property.

(b)           To the knowledge of the Company, there is no material Intellectual Property Right that is necessary for the conduct of the Business other than the Company Intellectual Property.

(c)           The Company and its Subsidiaries have taken commercially reasonable actions to maintain the confidentiality of non-public information relating to or within the Company Intellectual Property. No such applicable Company Intellectual Property has been misused or otherwise impermissibly become part of the public domain as a result of any action or inaction by the Company or any of its Subsidiaries.

(d)           No claims or other Legal Proceedings are pending or, the knowledge of the Company, threatened, and none of the Company or any of its Subsidiaries has received any written notice or claim (i) challenging (as applicable) the ownership, validity or licensed use by the Company or any of its Subsidiaries of any Company Intellectual Property and to the knowledge of the Company there is no basis which would or could give rise to such a claim, or (ii) alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property Rights of any Person, including in the operation of the Business, and to the knowledge of the Company there is no basis which would or could give rise to such claim.

(e)           To the knowledge of the Company, no Person has infringed, misappropriated, or otherwise violated the rights of the Company or any of its Subsidiaries in any other Company Intellectual Property, and none of the Company or any of its Subsidiaries has sent any written notice to or written threat against any Person alleging such infringement, misappropriation or violation. The operation of the Business as presently and previously conducted, including the IDgenetix Technology, has not misappropriated, infringed or otherwise violated the Intellectual Property Rights of any other Person, and the use of products and services under development will not misappropriate, infringe or otherwise violate the Intellectual Property Rights of any other Person; provided, that with respect to patents only, the foregoing representation is made to the knowledge of the Company.

(f)            The Company or one of its Subsidiaries has the exclusive right to register, file, prosecute and maintain applications for each item of Company-Owned Intellectual Property that is or may be Registered (the “Registered Intellectual Property Assets”), as well as any such Company-Owned Intellectual Property that has not yet been the subject of such an application. The Company is not an exclusive licensee of any Intellectual Property Rights of any other Person.

(g)           Schedule 2.10(g)(1) of the Company Disclosure Letter identifies: (i) each Registered Intellectual Property Asset that is jointly owned or Company-Owned Intellectual Property; (ii) the jurisdiction in which such Registered Intellectual Property Asset has been registered or filed and the applicable registration or serial number; and (iii) all owner(s) of record. With respect to the Registered Intellectual Property Assets listed or required to be listed in Schedule 2.10(g)(1) of the Company Disclosure Letter, (i) all necessary registration, maintenance and renewal fees due in connection with such Registered Intellectual Property Assets having a due date on or before the Closing Date have been paid, and (ii) all filings, payments and other actions required to be made or taken to maintain each item of such Registered Intellectual Property Assets in full force and effect have been made by the applicable deadline. Any deficiency in the prosecutions, registrations and applications arising from or relating to the Registered Intellectual Property Assets do not and will not materially impact the Acquirer’s ability to make use of or fully exploit in all respects the Registered Intellectual Property Assets. The Company has made available for review by Acquirer correct and complete copies of all of the registrations and applications evidencing ownership and prosecution (if applicable) of each item of Registered Intellectual Property Assets.

(h)           None of the rights in or to any Company Intellectual Property shall be adversely affected by the execution or delivery of this Agreement and the other Company Transaction Documents, nor by the full performance by the Company of any of its obligations hereunder or thereunder, nor will the execution or delivery of this Agreement and the other Company Transaction Documents, nor the full performance by the Company of any of its obligations hereunder or thereunder, result in any Person other than Acquirer being granted rights of access to, use of, or the placement in or release from escrow of, any Company Intellectual Property.

(i)            Schedule 2.10(i) of the Company Disclosure Letter contains a complete and accurate list of all Software within the Company Intellectual Property (other than Off-the-Shelf Software) (collectively, the “Company Software”), and indicates for each item of Company Software (i) the identity of the owner of the Software; and (ii) the license applicable to any item of Third-Party Intellectual Property in the Company Software, specifically listing (A) for proprietary software licenses, whether the license requires the payment of royalties or license fees and (B) for open source licenses, the applicable license and whether the component of in-licensed Company Software has been modified or distributed ((A) and (B) being the “Software In-Licenses”). The Company and its Subsidiaries are and have always been in material compliance with each Software In-License. Except as specified in Schedule 2.10(i) of the Company Disclosure Letter, the Company or one of its Subsidiaries is in possession of the complete Company Source Code with respect to Company Software. Except as set forth in Schedule 2.10(i) of the Company Disclosure Letter, there are no material errors in the Company Software that have had or would reasonably be expected to have a materially adverse impact on the operation of such Company Software. None of the Company or any of its Subsidiaries has placed, and is under no obligation to place, the Company Source Code into escrow or similar arrangement with any Person (excluding in-licensed Company Software that is the subject of an open source license). Schedule 2.10(i) of the Company Disclosure Letter lists any Company Software constituting Company-Owned Intellectual Property that the Company or any of its Subsidiaries has released under an open source license. None of the Company or any of its Subsidiaries has used open source software in a manner that has caused or could cause any Company Software to become subject to any “open source” or “license back” obligations with respect to the Company Software.

(j)            The Company and its Subsidiaries have taken all reasonable steps to safeguard the Company Software, and the information technology systems utilized in the Business, including through the implementation of procedures to ensure that such systems are free from disabling codes or instructions, time, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software or hardware that permit unauthorized access or the unauthorized disablement or erasure of data or other software by a third party.

(k)           The Company and its Subsidiaries have secured from all (i) current or former employees, consultants, service providers, advisors, independent contractors and vendors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property Rights, Company Software or Company Products for the Company or any of its Subsidiaries and (ii) named inventors of patents and patent applications owned or purported to be owned by the Company or any of its Subsidiaries (any Person described in clause (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Intellectual Property Rights, Company Software and Company Products, and the Company or one of its Subsidiaries has obtained the waiver of all non-assignable rights.  No Author has retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property Rights, Company Software or Company Products developed by the Author for the Company or any of its Subsidiaries, nor excluded from any rights from the scope of the Author’s assignment.  Without limiting the foregoing, the Company or one of its Subsidiaries has obtained valid and enforceable written proprietary information and invention disclosure and Intellectual Property Rights and work product assignments from all current and former Authors and, in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions.  The Company has made available to Acquirer copies of all forms of such invention disclosure and assignment documents currently and historically used by the Company and, in the case of patents and patent applications, the Company has made available to Acquirer copies of all such assignments.

(l)            None of the Company or its Subsidiaries has (i) submitted any Government Contract Bid or obtained any Government Contract or applied for or received any support, funding, resources, materials or assistance from any Governmental Entity, university, college or other educational or non-profit institution or research center in connection with the creation or development of the Company Intellectual Property, or (ii) used any facilities of a university, college, or other educational institution or research center in the creation or development of the Company Intellectual Property. No current or former employee, consultant or independent contractor who was in any way involved in (or has in any way contributed to) the creation or development of the Company Intellectual Property has performed services for any Governmental Entity, university, college or other educational or non-profit institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company that would result in any adverse claim or right relating to the Company Intellectual Property. No Governmental Entity, university, college or other educational or non-profit institution or research center has any claim of right to ownership of or other liens, claims or interests with respect to the Company Intellectual Property.

(m)          The Company and its Subsidiaries have complied with: (i) all terms and conditions of each Government Contract and Government Contract Bid; and (ii) all legal requirements applicable to each such Government Contract and Government Contract Bid. None of the Company or its Subsidiaries has received notice of any actual or alleged violation or breach of any term or condition of a Government Contract, or of any actual or alleged violation of any Law or a Government Contract. No events have occurred which would reasonably be expected to result in a condition of default or breach of a Government Contract by the Company, the termination of a Government Contract, or a decision by a customer to not exercise a future option period or CLIN in a Government Contract.

(n)           All facts set forth in or acknowledged by any representations, certifications or disclosure statements made or submitted on behalf of the Company or any of its Subsidiaries with respect to each Government Contract and Government Contract Bid were accurate as of the date of submission and made by an authorized representative of the Company or one of its Subsidiaries.

(o)           None of the Company or its Subsidiaries has been determined to be ineligible for award or received a negative determination of responsibility or an adverse or negative past performance evaluation or rating with respect to any Government Contract or Government Contract Bid.

(p)           There exist (i) no outstanding claims or disputes against the Company or any of its Subsidiaries by a Governmental Entity, prime contractor, subcontractor, or whistleblower arising under any Government Contract, and (ii) no facts over which a claim or dispute would reasonably be expected to arise in the future.

2.11         Data Privacy and Security.

(a)           To Company and its Subsidiaries are and have, in the past three years, been in material compliance, with all “Applicable Privacy Laws”, meaning:

(i)          all applicable federal, state, provincial, local and foreign Laws, rules, regulations, directives, governmental requirements and any required industry standards that are legally or contractually binding on the Company and its Subsidiaries, as such are enacted or in effect on or prior to the date of this Agreement, including, as may be applicable: (1) Laws pertaining to data privacy, data security, cyber security, e-commerce, digital marketing and biometric data; (2) the Federal Trade Commission Act; (3) the Health Insurance Portability and Accountability Act of 1996, Title II, Subtitle F, Sections 261-264, as amended (“HIPAA”); (4) the Controlling the Assault of Non-Solicited Pornography and Marketing Act; (5) information security breach notification Laws (such as Cal. Civ. Code § 1798.82); (6) the California Consumer Privacy Act of 2018; (7) European Union (“EU”) General Data Protection Regulation 2016/679 (“GDPR”), with effect from 25 May 2018, and EU Member State laws supplementing the GDPR; and (8) Laws requiring the secure disposal of records containing certain Personal Data (such as N.Y. Gen. Bus. Law § 399-H); and in each case, the rules implemented thereunder; and

(ii)         all Contracts (or portions thereof) to which the Company or any of its Subsidiaries is a party that are applicable to the Processing of Personal Data, including HIPAA business associate agreements (collectively, “Data Agreements”).

(b)           None of the Company or any of its Subsidiaries have received any written notice of material non-compliance with Applicable Privacy Laws within the past three years, and, to the knowledge of the Company, there is no pending, nor in the past three years has there been any, complaint, audit, proceeding, investigation, lawsuit, demand, or claim against the Company or any of its Subsidiaries alleging that its Processing of Personal Data is in violation of Applicable Privacy Laws. The Company and its Subsidiaries have all necessary rights and permissions to Process any Personal Data howsoever accessed, obtained, maintained, stored, or collected, by or for the Company or any of its Subsidiaries, to the extent required by Applicable Privacy Laws.

(c)           The Company and its Subsidiaries have, to the extent required by Applicable Privacy Laws, implemented and complied with written policies relating to the Processing of Personal Data, as required by such Applicable Privacy Laws, including: a publicly posted website privacy policy and HIPAA notice of privacy practices on each website and internal privacy policies of the Company or any of its Subsidiaries (“Privacy Policies”). The Company and its Subsidiaries, as of the Closing Date, will materially comply with all such Privacy Policies in effect as of the Closing Date. The Company and its Subsidiaries have conducted periodic risk assessments, and remediated all known material vulnerabilities detected thereby. The Company and its Subsidiaries have conducted periodic workforce training regarding its Privacy Policies as required by HIPAA. The Company and its Subsidiaries maintain and have maintained for the past three years, all business associate agreements required to be maintained under HIPAA. Neither the execution, delivery, nor performance of this Agreement, nor the consummation of any of the Transactions will violate any Applicable Privacy Laws, Privacy Policies or Data Agreements.

(d)           Within the past three years, to the knowledge of the Company, there has been no unauthorized access, use, destruction, loss, acquisition, alteration, modification or disclosure of Personal Data owned by, possessed by or controlled by the Company, for which the Company or any of its Subsidiaries were legally or contractually required to formally notify any Person or Governmental Entity under the Applicable Privacy Laws or Data Agreements (collectively, a “Security Breach”).

2.12        Taxes.

(a)           Each of the Company and its Subsidiaries has timely filed all Tax Returns required to be filed by it on or prior to the Closing Date, and has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return). All such Tax Returns were complete and accurate in all material respects and have been prepared in compliance with Law. There is no claim for Taxes (other than Taxes not yet due and payable) that has resulted in an Encumbrance against any of the assets of the Company or any of its Subsidiaries.

(b)           The Company has delivered to Acquirer true, correct and complete copies of all income and other material Tax Returns of the Company and its Subsidiaries for which the statute of limitations has not yet expired, and all examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company or any of its Subsidiaries.

(c)           The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company or any of its Subsidiaries for periods (or portions of periods) through the Company Balance Sheet Date. The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of the Company Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date. The Company and its Subsidiaries do not have any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business after the Company Balance Sheet Date.

(d)           There is (i) no past, pending or threatened in writing audit of, or Tax controversy associated with, any Tax Return of the Company or any of its Subsidiaries that has been or is being conducted by a Governmental Entity, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no waiver or extension of any statute of limitations on the assessment of any Taxes granted with respect to any Tax Return of the Company or any of its Subsidiaries currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed other than any automatic extensions for which no filing is required. None of the Company or its Subsidiaries has received from any Governmental Entity (including in a jurisdiction where the Company or any of its Subsidiaries has not previously filed Tax Returns) any written (A) notice indicating an intent to open an audit or other review, (B) request for information related to Tax matters, or (C) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Entities against the Company or any of its Subsidiaries. No written claim has ever been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. To the knowledge of the Company, there are no matters under discussion with any Governmental Entities with respect to Taxes that may result in any additional liability for Taxes with respect to the Company.

(e)           None of the Company or its Subsidiaries has been or will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

(f)            Except for ancillary provisions in customary commercial agreements not principally related to Taxes, such as financing agreements with Tax gross-up obligations or leases with Tax escalation provisions, none of the Company or its Subsidiaries is party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, and none of the Company or its Subsidiaries has any Liability or potential Liability to another party under any such agreement.

(g)           The Company and its Subsidiaries have disclosed on their Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Law.

(h)           None of the Company or its Subsidiaries has consummated or participated in, or is currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. None of the Company or its Subsidiaries has participated in, or is currently participating in, (i) a “listed transaction” or a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), (ii) a transaction that would be reasonably likely to require the filing of an IRS Schedule UTP (determined without regard to any asset threshold that may avoid the requirement of filing such schedule), or (iii) any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(i)            None of the Company or its Subsidiaries or any predecessor of the Company or any of its Subsidiaries is or has ever been a member of a group that filed or was required to file a consolidated, combined, unitary or similar Tax return (other than a group of which the Company (including any predecessor of the Company) was the ultimate parent corporation).

(j)            None of the Company or its Subsidiaries has any Liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), including any arrangement for group or consortium relief or similar arrangement, as a transferee or successor, by operation of Law, by Contract or otherwise.

(k)           None of the Company or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting, or use of an improper method of accounting, for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions (including any intercompany transaction subject to Section 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) amount required to be included in income pursuant to Section 951, Section 951A or Section 965 of the Code, or (vi) prepaid amount received accrued on or prior to the Closing Date.

(l)            None of the Company or its Subsidiaries has received or requested any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity). No power of attorney with respect to Taxes has been granted with respect to the Company or any of its Subsidiaries that is currently in force.

(m)          None of the Company or its Subsidiaries is or has ever been a party to any joint venture, partnership or other Contract or arrangement that could reasonably be treated as a partnership for U.S. federal income Tax purposes.

(n)           Schedule 2.12(n) of the Company Disclosure Letter sets forth each jurisdiction where the Company or any of its Subsidiaries will be required to file a Tax Return following the Closing with respect to any Pre-Closing Tax Period, including the type of Tax Return and the type of Tax required to be paid. None of the Company or its Subsidiaries is subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.

(o)           The Company and its Subsidiaries have in their possession official foreign government receipts for any Taxes paid by them to any foreign Governmental Entities for which receipts have been provided.

(p)           The Company has made available to Acquirer all documentation relating to any applicable Tax holidays or incentives. The Company and its Subsidiaries are in compliance with the requirements for any applicable Tax holidays or incentives.

(q)           The Company has not been a “United States real property holding corporation” within the meaning of Section 897 of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(r)            The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 or Section 361 of the Code.

(s)            Schedule 2.12(s) of the Company Disclosure Letter sets forth, as of the Agreement Date, the amount of any “applicable employment taxes” under Section 2302 of the CARES Act the payment of which has been deferred, extended or delayed by the Company or any of its Subsidiaries pursuant to the CARES Act. The Company and its Subsidiaries have (i) to the extent applicable, properly complied with all requirements of Law in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) to the extent applicable, properly complied with all requirements of Law and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act of 2020 and Section 2301 of the CARES Act, to the extent applied for, (iii) not deferred any payroll tax obligations pursuant to or in connection with the Payroll Tax Executive Order, and (iv) not received (nor has any Affiliate that would be aggregated with the Company and treated as one employer for purposes of Section 2301 of the CARES Act received) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act. Except for Section 2302 of the CARES Act, none of the Company or its Subsidiaries has availed itself of any Tax relief pursuant to any Pandemic Response Laws that could reasonably be expected to impact the Tax payment or reporting obligations of the Company or any of its Subsidiaries after the Closing Date.

(t)           The Company and its Subsidiaries have (i) complied with all Laws relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472 and 3406 of the Code or similar provisions under any state, local or foreign law), (ii) withheld (within the time and in the manner prescribed by Law) from any amounts paid or owing to any current or former Employee, customer, creditor, stockholder or other third party and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed all withholding and information Tax Returns (including IRS Forms W-2, 1099 and 1042), and maintained all required records with respect to all of the foregoing, for all periods for which the applicable statute of limitations has not yet expired.

(u)           Except for the Company’s interest in IDGenetix, Inc., none of the Company or its Subsidiaries has, or ever has had, any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other “business entity” for U.S. federal income tax purposes. Each of the Company and its Subsidiaries is and always has been properly classified as a corporation taxable under subchapter C of the Code for U.S. federal income Tax purposes and has had comparable status under the Laws of any other jurisdiction in which it was required to file any Tax Return. The Company uses the accrual method of accounting for income Tax purposes.

(v)           A valid and timely election was filed pursuant to Section 83(b) of the Code with respect to all shares of Company Capital Stock that were issued in connection with the performance of services and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code. The Company has made available to Acquirer true, correct and complete copies of all such election statements filed under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS office, in each case received by the Company from any of its employees, non-employee directors, consultants or other service providers with respect to any Company Capital Stock that was initially subject to a vesting arrangement or other property issued by the Company to such employees, non-employee directors, consultants or other service providers.

(w)          Schedule 2.12(w) of the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any of its Subsidiaries is a party. Each such nonqualified deferred compensation plan to which the Company or any of its Subsidiaries is a party complies with, or is exempt from, the requirements of Section 409A(a) of the Code and any Treasury Regulations thereunder by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. None of the Company or its Subsidiaries is under any obligation to pay any Taxes pursuant to Section 409A of the Code or to “gross up” any Person for any Taxes that may be imposed on such Person under Section 409A of the Code for any reason. The exercise price of all Company Options is and has at all times been at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted (within the meaning of Treasury Regulation 1.409A-1(b)(5)(vi)(B)), and none of Acquirer or the Company has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options. All Company Options cover “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof. The grant of all Company Options has been authorized by the Company Board or an appropriate committee thereof as of the applicable date of grant. No Company Options have been retroactively granted, or the exercise price of any such Company Option determined retroactively, in any case, in contravention of any Law.

(x)           Except as set forth on Schedule 2.12(x) of the Company Disclosure Letter, there is no agreement, plan, arrangement or other Contract covering any current or former Employee or other service provider of the Company or any of its Subsidiaries or any ERISA Affiliate to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries, or any of their respective assets are bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law) and no amount paid or payable by the Company or any of its Subsidiaries in connection with the Transactions, whether alone or in combination with another event, will not be deductible by the Company or its applicable Subsidiary by reason of Section 280G of the Code. Schedule 2.12(x) of the Company Disclosure Letter lists each Person (whether United States or foreign) who as of the Closing will be, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date. No securities of the Company or any Company Securityholder are readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code. The Company has not had any obligation to report, withhold or gross up any current or former Employee or service provider with respect to any excise Taxes imposed on such a Person under Section 280G or Section 4999 of the Code.

(y)          No Company Warrant or share of Company Capital Stock is a “covered security” within the meaning of Section 6045(g) of the Code.

(z)           No Company Option or share of Company Capital Stock was issued in connection with the performance of services to a person who is not a United States person within the meaning of Section 7701(a)(30) of the Code who performed any services for the Company or any of its Subsidiaries in the United States within the meaning of Section 861(a)(3) of the Code.

2.13         Employee Benefit Plans and Employee Matters.

(a)           Schedule 2.13(a) of the Company Disclosure Letter lists, with respect to the Company and its Subsidiaries and any current ERISA Affiliate of (i) all “employee benefit plans” within the meaning of Section 3(3) of ERISA, (ii) each loan to an employee, other than plan loans permitted under the terms of an arrangement subject to Section 401(k) of the Code, (iii) all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements and (vi) all employment, individual consulting, retention, change of control or executive compensation or severance agreements as to which the Company or any of its Subsidiaries has any Liability with respect to any current or former Employee, consultant or non-employee director of the Company or any of its Subsidiaries (all of the foregoing arrangements described in clauses (i) through (vi), collectively, the “Company Employee Plans”).

(b)           None of the Company Employee Plans is a self-funded employee benefit plan providing for health or welfare benefits, including any plan to which a stop-loss policy applies. The Company has made available to Acquirer a true, correct and complete copy of each of the Company Employee Plans and material plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions, actuarial reports, financial statements, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, made available to Acquirer true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, or has been established under a standardized prototype plan subject to a valid IRS opinion letter. The Company has made available to Acquirer a true, correct and complete copy of the most recent favorable IRS determination or opinion letter issued with respect to each such Company Employee Plan, and to the knowledge of the Company, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of such Company Employee Plan or affect the Tax-exempt status of any trust established thereunder.

(c)           None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended or similar state law (collectively, “COBRA”) and the Company and its Subsidiaries have complied in all material respects with the requirements of COBRA. None of the Company or any of its Subsidiaries has any obligations under COBRA with respect to any former Employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. Neither the Company or any Subsidiary has been party to any “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Each Company Employee Plan has been maintained and administered in all material respects in compliance with its terms and the requirements prescribed by Law, and the Company and its Subsidiaries and each ERISA Affiliate has performed in all material respects all obligations required to be performed by it under, is not in material default under or in material violation of, and has no knowledge of any material default or violation by any other party to, any of the Company Employee Plans. All contributions required to be made by the Company or any of its Subsidiaries or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates. None of the Company or any of its Subsidiaries or any current ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA. Each Company Employee Plan can be amended, terminated or otherwise discontinued as of the Effective Time in accordance with its terms, without Liability to Acquirer (other than ordinary and reasonable administrative expenses typically incurred in a termination event). No suit, administrative proceeding, action, litigation or claim (other than routine claims for benefits) has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor (“DOL”). With respect to each Company Employee Plan, (i) no lien has been imposed under the Code, ERISA or any other Law, and (ii) none of the Company or its Subsidiaries has made any application to the IRS or DOL in respect of such Company Employee Plan under the Employee Plans Compliance Resolution System, the Department of Labor Delinquent Filer Program or any other voluntary correction program. No Company Employee Plan is maintained through a professional employer organization.

(d)           None of the Company, any of its Subsidiaries or any current ERISA Affiliate currently maintains, sponsors, participates in or contributes to, and none of the foregoing, and no entity that was an ERISA Affiliate within the past six years has, has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(e)           None of the Company, any of its Subsidiaries or any entity that was an ERISA Affiliate within the past six years is a party to, or has made any contribution to or otherwise incurred any obligation under, or has any Liability (actual or contingent) with respect to, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA, any “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(f)            No Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of any jurisdiction outside of the United States.

(g)           The Company and its Subsidiaries are and have been in compliance in all material respects with all Laws respecting employment, discrimination in employment, leaves of absence, accommodation, harassment and retaliation in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants and the proper classification of employees as exempt or non-exempt), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act.

(h)           None of the Company or its Subsidiaries is liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and its Subsidiaries have paid in full to all current and former Employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such Employees, independent contractors and consultants. None of the Company or its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company or any of its Subsidiaries under any workers compensation plan or policy or for long term disability that are material.

(i)            The Company and its Subsidiaries are and have been in compliance in all material respects with all quarantine, “shelter in place,” “stay at home,” workforce reduction, masking, social distancing, shut down, closure, sequester, workplace modification or any other Law, Order, directive, or relevant guidelines by any Governmental Entity in connection with or in response to COVID-19 (“COVID-19 Measures”) applicable to any location in which the Company or any of its Subsidiaries operates. The Company and its Subsidiaries have also documented any work-related injury and illness to the extent required by Law.

(j)            There are no disputes or controversies pending or, to the knowledge of the Company, threatened, between the Company or any of its Subsidiaries, on the one hand, and any of their Employees, on the other hand, which disputes or controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity.

(k)           Every Person who provides services to the Company or any of its Subsidiaries is authorized to work in the country in which he is employed and possesses all necessary permission to remain in such country and perform services in that country.

(l)            The Company has made available to Acquirer true, correct and complete copies of each of the following, if any, with respect to the Company and each of its Subsidiaries: (i) all forms of offer letters, (ii) all forms of employment, retention, change in control and severance agreements, (iii) all forms of services agreements and agreements with current and former consultants or advisory board members, (iv) all forms of confidentiality, non-competition or inventions agreements between current and former Employees or consultants and the Company or any of its Subsidiaries (and a true, correct and complete list of Employees, consultants or others not subject thereto), (v) the most current management organization chart(s), (vi) all forms of bonus and commission plans and any form award agreement thereunder and (vii) a schedule of bonus commitments made to Employees of the Company and its Subsidiaries.

(m)          None of the Company or its Subsidiaries is, or at any time has been, a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries, and none of the Company or its Subsidiaries have any duty to bargain with any labor organization. To the knowledge of the Company, there is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any of its Subsidiaries. There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened that may interfere with the conduct of the Business.

(n)           None of the Company or its Subsidiaries, or to the knowledge of the Company, any of their respective Representatives has committed any unfair labor practice in connection with the conduct of the Business, and there is no charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened.

(o)           To the knowledge of the Company, no Employee is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such Employee to be employed by the Company or any of its Subsidiaries because of the nature of the Business or to the use of trade secrets or proprietary information of others. To the knowledge of the Company, no contractor of the Company or any of its Subsidiaries is in violation of any material term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such contractor to be providing services to the Company or any of its Subsidiaries because of the nature of the Business or to the use of trade secrets or proprietary information of others.

(p)           Except as set forth on Schedule 2.13(p) of the Company Disclosure Letter, no Employee has given notice to the Company or any of its Subsidiaries and, to the knowledge of the Company, no Employee intends, to terminate his or her employment with the Company or any of its Subsidiaries. The employment of each of the employees of the Company and its Subsidiaries is “at will” (except for non-United States employees of the Company or any of its Subsidiaries located in a jurisdiction that does not recognize the “at will” employment concept) and none of the Company or its Subsidiaries have any obligation to provide any particular form or period of notice prior to, or pay any amount of any severance in connection with, terminating the employment of any of its employees.

(q)           Schedule 2.13(q)(1) of the Company Disclosure Letter sets forth a true, correct and complete list of all officers, directors and Employees of the Company and each of its Subsidiaries, showing each such individual’s (i) name and date of birth, (ii) employing entity; (iii) city and state of employment, (iv) hire date and service date, if different, (v) position, (vi) manager’s name, (vi) current annual remuneration, bonuses or variable cash compensation and material fringe benefits, (vii) employment status (i.e., exempt or non-exempt), (viii) vacation, paid time off and sick leave entitlement and accrual, (ix) leave status, if applicable, and anticipated date of return to full-service and (x) any commitments made to any such Employee with respect to changes to his or her employment or compensation or benefits for the current fiscal year and the most recently completed fiscal year. Schedule 2.13(q)(2) of the Company Disclosure Letter sets forth a true, correct and complete list of all of current consultants, advisory board members and independent contractors of the Company or any of its Subsidiaries and, for each, (A) such individual’s compensation, and (B) such individual’s initial date of engagement.

(r)            No claims or allegations have been made against the Company or any of its Subsidiaries, or any director, Employee, consultant or independent contractor of the Company or any of its Subsidiaries, for discrimination, sexual or other harassment, or retaliation nor are any such claims threatened or pending nor, to the knowledge of the Company, is there any reasonable basis for such a claim.

(s)           The Company and its Subsidiaries are and have been in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local law. In the past three years, (i) none of the Company or its Subsidiaries has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries and (iii) none of the Company or its Subsidiaries has affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. None of the Company or its Subsidiaries has caused any of its Employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period immediately preceding the Agreement Date.

(t)            Except as set forth in Schedule 2.13(t) of the Company Disclosure Letter, none of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former Employee, director, independent contractor or consultant of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former Employee, director, independent contractor or consultant of the Company or any of its Subsidiaries, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person by the Company or any of its Subsidiaries, (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any of its Subsidiaries to any Person or (vi) limit the Company’s or any of its Subsidiaries’ ability to terminate any Company Employee Plan.

2.14         Interested-Party Transactions. None of the officers or directors of the Company or any of its Subsidiaries or, to the knowledge of the Company, any of the other employees of the Company or any of its Subsidiaries, or any Company Stockholder, or any of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any of its Subsidiaries (except with respect to any interest in less than five percent (5%) of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries, or any of their respective assets are bound, except for normal compensation for services as an officer, director or employee thereof or (iii) to the knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property Rights) that is used in, or that relates to, the Business, except for the rights of Company Stockholders under Law.

2.15         Insurance. The Company and its Subsidiaries maintain the policies of insurance and bonds set forth in Schedule 2.15 of the Company Disclosure Letter (but excluding any insurance policies funding or underlying any Company Employee Plan, which policies are not required to be listed in Schedule 2.15 of the Company Disclosure Letter). The Company has made available to Acquirer true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company or any of its Subsidiaries. There is no claim pending under any of such policies or bonds as to which coverage has, in the past three years, been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has not received any written or, to the knowledge of the Company, oral, communications regarding any threatened termination of, or material premium increase with respect to, any of such policies.

2.16         Books and Records. The books, records and accounts of the Company and its Subsidiaries in the past six years (i) are true, correct and complete in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (iii) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company and (iv) accurately and fairly reflect the basis for the Financial Statements. The Company has made available to Acquirer true, correct and complete copies of (A) all documents referenced in the Company Disclosure Letter, and (B) the Certificate of Incorporation and the Bylaws and the certificate of incorporation and bylaws or equivalent organizational or governing documents of each Subsidiary of the Company, each as currently in effect. The minute books of the Company and its Subsidiaries made available to Acquirer contain a true, correct and complete summary of all meetings of directors stockholders of the Company and its Subsidiaries and actions by written consent in the past three years.

2.17         Material Contracts.

(a)          Schedules 2.17(a)(i) through (xxiv) of the Company Disclosure Letter identifies, in each subpart that corresponds to the subsection listed below, any Contract in effect as of the Agreement Date pursuant to which the Company or any of its Subsidiaries is a party, has ongoing obligations or is otherwise bound or under which the Company or any of its Subsidiaries has any right or interest (collectively, the “Material Contracts”):

(i)           any Contract with a Significant Payor, a Significant Supplier or a Significant Originator;

(ii)          any Contract under which the Company or any of its Subsidiaries has received, or is expected to receive, payments in excess of $[***] over the life of such Contract;

(iii)         any Contract under which the Company or any of its Subsidiaries has paid, or is expected to pay, amounts in excess of $[***] to any other Person over the life of such Contract, other than the Company Employee Plans;

(iv)         any Contract with an OEM, distributor, reseller or similar counterparty;

(v)          any Contract pursuant to which the Company or any of its Subsidiaries is obligated to pay any royalties, fees or other payments to any Person with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products or Company Intellectual Property (other than Contracts relating to the Off-the-Shelf Software);

(vi)         (A) any joint venture Contract, or (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons;

(vii)        any separation agreement, severance agreement, change in control agreement, retention agreement, transaction bonus agreement or Contract, in each case, providing for the payment of compensation or benefits upon, or in connection with, the Transactions to any current or former Employees under which the Company or any of its Subsidiaries has any actual or potential Liability in connection with the Transactions;

(viii)      any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company Intellectual Property, (B) containing any non-competition covenants relating to the Company Products or Company Intellectual Property, (C) that materially limits or would limit the freedom of the Company or any of its Subsidiaries, or any of their respective successors or assigns or Affiliates to (1) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company or any of its Subsidiaries of exclusive rights or licenses or (2) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any components, supplies, parts or services; or (D) containing any “take or pay,” minimum commitments or similar provisions;

(ix)         any Contracts to which the Company is a party or otherwise bound pursuant to which the Company or any of its Subsidiaries has granted rights with respect to any Company Intellectual Property or in-licensed any Third-Party Intellectual Property other than those non-exclusive Contracts entered with end customers in the ordinary course of business on the Company’s unmodified (in pertinent part) standard form of customer agreement or end user terms of service, copies of which have been made available to Acquirer (“Form Contracts”); provided that for purposes of disclosure as required under this Section 2.17(a)(ix), the Company shall not be required to list “shrink wrap,” “click wrap,” software as a service, subscription, and similar end user Contracts for Third-Party Intellectual Property that is generally, commercially available software and that (A) is not material to the Company and its Subsidiaries, (B) is not incorporated in or embodied in a Company Product, (C) has not been modified or customized for the Company or any of its Subsidiaries, and (D) is licensed for an annual fee under $[***] (“Off-the-Shelf Software”);

(x)          any Contracts relating to the membership of, or participation by, the Company or any of its Subsidiaries in, or the affiliation of the Company or any of its Subsidiaries with, any industry standards organization, body, working group or any similar organization;

(xi)         any Contract primarily directed to the development of any technology or Intellectual Property Rights, independently or jointly, either by or for the Company or any of its Subsidiaries (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s standard form of agreement, copies of which have been made available to Acquirer);

(xii)        any Contract with any other laboratory or diagnostics company;

(xiii)       any Contract containing any indemnification, warranty, support, maintenance or service obligation or cost on the part of the Company or any of its Subsidiaries other than those entered into in the ordinary course of business;

(xiv)       any Contract involving (A) the provision of material services or products with respect to any pre-clinical or clinical development activities of the Company or any of its Subsidiaries; or (B) involving any collaboration, co-development or other similar arrangement under which the Company or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company or any of its Subsidiaries has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by the Company or any of its Subsidiaries;

(xv)        any material settlement agreement, or any litigation standstill or tolling agreement, with respect to any Legal Proceeding;

(xvi)       any Contract with any labor union or any collective bargaining agreement or similar Contract with its employees;

(xvii)      any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xviii)     any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard customer or end user agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;

(xix)       any Contract providing for capital expenditures after the Agreement Date in excess of $[***] in the aggregate;

(xx)        any Contract pursuant to which the Company or any of its Subsidiaries is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving expenditures in excess of $10,000 per annum;

(xxi)       any Contract with any investment banker, broker, advisor or similar party retained by the Company or any of its Subsidiaries in connection with this Agreement and the Transactions;

(xxii)      any Contract pursuant to which the Company or any of its Subsidiaries has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which the Company or any of its Subsidiaries has any Equity Interest or other material ownership interest in any other Person (other than the Subsidiaries of the Company);

(xxiii)     any Government Contract or Government Contract Bid; and

(xxiv)     any Contract relating to any Payment Programs.

(b)           The Company and its Subsidiaries have performed in all material respects all of the obligations required to be performed by them on or prior to the date hereof and as of the Closing Date will have performed in all material respects all of the obligations required to be performed by them on or prior to the Closing Date, and are entitled to all material benefits, under, and are not alleged to be in default in respect of, any Material Contract. Assuming the due execution by the counterparties thereto, each of the Material Contracts is in full force and effect, subject only to the Enforceability Exceptions. There exists no material default or event of default or event, occurrence, condition or act, with respect to the Company or any of its Subsidiaries or, to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any material remedy under any Material Contract, (B) the right to accelerate the maturity or performance of any obligation of the Company or any of its Subsidiaries under any Material Contract, or (C) the right to cancel, terminate or materially modify any Material Contract. None of the Company or its Subsidiaries has, in the past three years, received any written notice or other written formal communication or, to the knowledge of the Company, oral communications, regarding any actual or alleged violation or breach of, default under, or intention to cancel or modify any Material Contract. No Person is renegotiating, or has a right pursuant to the terms of any Material Contract to renegotiate, any amount paid or payable by or to the Company or any of its Subsidiaries under any Material Contract or any other material term or provision of any Material Contract. No Person has, in the past three years, threatened in writing or, to the knowledge of the Company, orally, to terminate or refuse to perform its obligations under any Material Contract (regardless of whether such Person has the right to do so under such Contract). True, correct and complete copies of all Material Contracts in written form have been made available to Acquirer. There are no oral Material Contracts.

2.18        Brokers. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the origin, negotiation or execution of this Agreement or the consummation of the Transactions based upon arrangements made by or on behalf of the Company.

2.19        Anti-Corruption Law, Sanctions and Anti-Money Laundering Compliance.

(a)           None of the Company, its Subsidiaries or any of their respective directors, employees, agents or representatives (in each case, acting in their capacities as such) has, in the past three years, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary, professional services firm, consultant, attorney or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (1) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (2) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (3) securing any improper advantage or (4) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (1) through (4), assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b)           The Company and its Subsidiaries have, in the past three years, maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP. There have been, in the past six years, no false or fictitious entries made in the books and records of the Company or any of its Subsidiaries relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment. None of the Company or its Subsidiaries has established or maintained a secret or unrecorded fund or account.

(c)           None of the Company or its Subsidiaries, or any of their respective Representatives (acting in their capacities as such) has, in the past three years, been convicted of violating any Anti-Corruption Laws, Sanctions or AML Laws, or been subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Laws, Sanctions or AML Law.

(d)           None of the Company or its Subsidiaries, Affiliates, Representatives, directors, officers, Employees or any of their respective agents, consultants or other third parties authorized to act on their behalf is (i) a Person that is a Sanctions Target, (ii) a Senior Non-U.S. Political Figure, or any immediate family member or close associate of a Senior Non-U.S. Political Figure, (iii) a non U.S. shell bank or (iv) a bank of primary money laundering concern as defined in Section 311 of the Patriot Act. The Company and its Subsidiaries, as well as their respective directors, officers, or Employees and Affiliates are, and at all times since inception of the Company have been, in compliance with any applicable Sanctions and AML Laws.

2.20         Environmental Laws. The Company and its Subsidiaries are, and have in the past three years been, in compliance with all Environmental Laws in all material respects. None of the Company or its Subsidiaries has, in the past three years, received any written notice or other written formal communication, to the knowledge of the Company, any oral communication from any Person that alleges any noncompliance of the Company’s or any of its Subsidiaries’ past or present operations with Environmental Laws. No notices, administrative actions or suits are pending or, to the knowledge of the Company, threatened relating to an actual or alleged violation of any applicable Environmental Law by the Company or any of its Subsidiaries. None of the Company or its Subsidiaries has, in the past three years, (i) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Substances; (ii) distributed, sold or otherwise placed on the market Hazardous Substances or any product containing Hazardous Substances; (iii) arranged for the disposal, discharge, storage or release of any Hazardous Substances; or (iv) exposed any Employee or other individual to any Hazardous Substances so as to give rise to any material Liability or corrective or remedial obligation under any Environmental Law. Except in compliance with Environmental Laws and in a manner that would not subject the Company or any of its Subsidiaries to any material Liability, to the knowledge of the Company, no Hazardous Substances are present in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its Subsidiaries has at any time ever owned, operated, occupied or leased. None of the Company or its Subsidiaries has, or is required to have, any permit for any Hazardous Substance Activities. None of the Company or its Subsidiaries has entered into any agreement that would require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to Liabilities arising out of any Environmental Law or the Hazardous Substance Activities of the Company or any of its Subsidiaries or any other Person.

2.21         Significant Payors, Suppliers and Originators.

(a)           Schedule 2.21(a) of the Company Disclosure Letter contains a true and correct list of the top [***] managed care organizations or third-party payors providing reimbursement coverage for the Company Products by revenues generated from such payors on a consolidated basis for the 12-month period ended December 31, 2021 (each such customer, a “Significant Payor”). None of the Company or its Subsidiaries has, in the past three years, received written notice, or has any knowledge, that any Significant Payor (i) intends to cancel or otherwise materially and adversely modify its relationship with the Company or any of its Subsidiaries (whether related to payment, reimbursement rates, price or otherwise); or (ii) to the Company’s knowledge, is threatened with bankruptcy or insolvency or is otherwise unable to provide reimbursement services to the Company or any of its Subsidiaries consistent with past custom and practice. In the past three years, none of the Company or any of its Subsidiaries has engaged in any material dispute with any Significant Payor.

(b)           Schedule 2.21(b) of the Company Disclosure Letter contains a true and correct list of all suppliers (including vendors and manufacturers) of the Company and its Subsidiaries, whether of products, services, Intellectual Property Rights or otherwise, by dollar volume of purchases by the Company and its Subsidiaries on a consolidated basis for the 12-month period ended December 31, 2021 (each such supplier, a “Significant Supplier”). None of the Company or its Subsidiaries has, in the past three years, received written notice, or has any knowledge, that any Significant Supplier (i) intends to cancel or otherwise materially and adversely modify its relationship with the Company or any of its Subsidiaries (whether related to payment, price or otherwise), or (ii) to the Company’s knowledge, is threatened with bankruptcy or insolvency or is otherwise unable to supply goods or services to the Company and its Subsidiaries consistent with past custom and practice. In the past three years, none of the Company or any of its Subsidiaries has engaged in any material dispute with any Significant Supplier.

(c)           Schedule 2.21(c) of the Company Disclosure Letter contains a true and correct list of the top [***] originators of tissue diagnostics volume in the Business for the 12-month period ended December 31, 2021 (each such Person, a “Significant Originator”), which schedule denotes whether each such Significant Originator is a hospital, physician or other type of business. None of the Company or its Subsidiaries has, in the past three years, received written notice, or has any knowledge, that any Significant Originator (i) intends to cease or otherwise materially and adversely modify its relationship with the Company or any of its Subsidiaries (whether related to ordering volume, payment, reimbursement rates, price or otherwise); or (ii) to the Company’s knowledge, is threatened with bankruptcy or insolvency or is otherwise unable to order goods or services from the Company and its Subsidiaries consistent with past custom and practice. In the past three years, none of the Company or any of its Subsidiaries has engaged in any material dispute with any Significant Originator.

2.22         Compliance with Regulation D. The Company is aware that the Acquirer Common Stock to be issued pursuant to the Merger will constitute “restricted securities” within the meaning of Securities Act and acknowledges that at no time was any holder of Company Capital Stock, Company Warrants or Company Options solicited by means of general advertising or general solicitation in connection with this Agreement or the Transactions. The Company has no knowledge of any inaccuracies in any AIQ delivered to Acquirer by the Company Stockholders prior to or in connection with the execution of this Agreement.

2.23         HSR Act Size of Person.

(a)           The Company is its own ultimate parent entity (as such term is defined in 16 C.F.R. § 801.1(a)(3)) and is not controlled (as such term is defined in 16 C.F.R. § 801.1(b)) by any other entity (as such term is defined in 16 C.F.R. § 801.1(a)(2)).

(b)           Neither the Company nor any of its Subsidiaries is engaged in manufacturing (as such term is defined in 16 C.F.R. § 801.1(j)).

(c)           As of the Closing Date, the Company’s total assets (as such term is defined in 16 C.F.R. § 801.11) as stated on its last regularly prepared balance sheet available prior to the Closing Date will be less than $20,200,000.

2.24         No Other Representations. Notwithstanding anything herein to the contrary, the representations and warranties of the Company expressly set forth in this Article II are and shall constitute the sole and exclusive representations and warranties made with respect to the Company and its Subsidiaries in connection with this Agreement or the Transactions. Except for the representations and warranties set forth in this Article II, neither the Company nor any other Person has made or is making any express or implied representations or warranties with respect to the Company or its Subsidiaries or any of their respective businesses or operations, statutory or otherwise, of any nature, and the Company expressly disclaims any such representations and warranties. Acquirer and Merger Sub hereby acknowledge and agree that, except for the representations and warranties set forth in Article II, none of the Company or any of its Affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to the Company and its Subsidiaries or their business or operations, and neither Acquirer nor Merger Sub is relying or has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement or in connection with the transactions contemplated hereby or thereby, express or implied, except for the representations and warranties expressly set forth in this Article II.

2.25         Investigations; Non Reliance. Notwithstanding anything herein to the contrary, the Company acknowledges that (a) it has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise), software, technology and prospects of Acquirer and its Subsidiaries, (b) it and its representatives have been provided such access to the properties, equipment, Contracts, premises and books and records of Acquirer and its Subsidiaries, that it and its representatives have desired or requested to review for such purpose and (c) it and its representatives have had an opportunity to meet with the management of Acquirer and to discuss the business, operations, assets, liabilities, results of operations, condition (financial or otherwise), software, technology and prospects of Acquirer and its business. The Company is not relying, has not relied, and disclaims all reliance upon any statement, representation or warranty (whether oral, written, express or implied) made by Acquirer, Merger Sub, or any of their Affiliates, or advisors of any kind whatsoever, except as expressly set forth in Article III or in any certificate delivered by Acquirer pursuant to this Agreement; provided, however, that nothing in this Section 2.25 shall limit any claims of the Company for Fraud.

Article III
Representations and Warranties of Acquirer and Merger Sub

Acquirer and Merger Sub represent and warrant to the Company as of the date hereof as follows:

3.1          Organization and Standing. Each of Acquirer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Acquirer and each of its Subsidiaries has the requisite corporate power to own, operate, use, distribute and lease its properties and to conduct its business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing would reasonably be expected to be material to Acquirer’s or Merger Sub’ ability to consummate the Merger or to perform their respective obligations under this Agreement or have a Material Adverse Effect with respect to Acquirer.

3.2          Authority; Non-contravention.

(a)           Each of Acquirer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer and Merger Sub. This Agreement has been duly executed and delivered by each of Acquirer and Merger Sub and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer and Merger Sub enforceable against Acquirer and Merger Sub, respectively, in accordance with its terms, subject only to the Enforceability Exceptions.

(b)           Subject to the accuracy of the Company’s representations and warranties set forth in Section 2.2(b) hereof, no vote or other action of the stockholders of Acquirer is required by Law, Nasdaq rules, or the certificate of incorporation or bylaws of Acquirer in order for Acquirer and Merger Subs to enter into any Transaction Documents or consummate the Transactions.

(c)           The execution and delivery of this Agreement and the other Transaction Documents to which Acquirer or Merger Sub is a party by Acquirer and Merger Sub, as applicable, do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation of Acquirer or Merger Sub, in each case as amended to date, (ii) any material Contract to which the Acquirer or the Merger Sub is a party to or to which the assets of Acquirer or the Merger Sub is subject to, or (iii) any Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or Merger Sub’ ability to consummate the Merger or to perform their respective obligations under this Agreement or have a Material Adverse Effect with respect to Acquirer.

(d)           Except as required by applicable federal and state securities laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Acquirer or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Transactions except for (i) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws and state “blue sky: laws, including the Resale Registration Statement, (ii) the filing of the Certificate of Merger, as provided in Section 1.1(d),and (iii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not reasonably be expected to materially and adversely affect the ability of Acquirer or Merger Sub to perform or comply with the covenants, agreements or obligations of Acquirer or Merger Sub herein or in any other Transaction Document or to consummate the Merger or any of the other Transactions in accordance with this Agreement or any other Transaction Document and Law.

3.3          SEC Filings.

(a)           Since January 1, 2021, Acquirer has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and other documents (including exhibits), and all amendments thereof and supplements thereto, required to be filed or furnished (as applicable) by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act) (such documents and any other documents filed by Acquirer with the SEC since January 1, 2021, as have been supplemented, modified or amended since the time of filing, collectively, the “Acquirer SEC Documents”).

(b)           As of their respective effective dates (in the case of the Acquirer SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Acquirer SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, the Acquirer SEC Documents complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)           To the knowledge of Acquirer, none of the Acquirer SEC Documents is the subject of ongoing SEC review or outstanding SEC comment. There are no and has not been, in the past three years, any internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the knowledge of Acquirer, threatened, in each case regarding any accounting practices of Acquirer.

3.4          Financial Statements.

(a)           The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Acquirer SEC Documents (the “Acquirer Financial Statements”) complied in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable Acquirer SEC Document, were prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by the SEC on Form 8-K, Form 10-Q or any successor or like form under the Exchange Act) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year end audit adjustments that would not be, individually or in the aggregate, materially adverse to Acquirer) in all material respects the consolidated financial position of Acquirer and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and cash flows for the respective periods then ended.

(b)           Acquirer maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Acquirer (i) maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Acquirer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Acquirer’s management as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Acquirer’s outside auditors and the audit committee of the board of directors of Acquirer (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Acquirer’s ability to record, process, summarize and report financial information and, (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Acquirer’s internal control over financial reporting, and the information described in the foregoing clauses (A) and (B) has been disclosed to the Company prior to the date of this Agreement. Neither Acquirer nor, to the knowledge of Acquirer, Acquirer’s independent registered accountant has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of Acquirer or its internal accounting controls or any material inaccuracy in the Acquirer Financial Statements.

3.5           NASDAQ Compliance. Acquirer is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

3.6           Litigation. As of the Agreement Date, there is no Legal Proceeding pending (or, to the knowledge of Acquirer or Merger Sub, being threatened) against Acquirer or Merger Sub challenging the Merger or that would reasonably be expected to be material to Acquirer’s or Merger Sub’ ability to consummate the Merger or to perform their respective obligations under this Agreement or have a Material Adverse Effect with respect to Acquirer.

3.7           Merger Consideration.

(a)           Acquirer has sufficient cash resources to pay the cash portion of the consideration to be paid to the Company Securityholders in exchange for their Equity Interests of the Company pursuant to the terms of this Agreement upon consummation of the Merger.

(b)           The Acquirer Common Stock to be issued by Acquirer as part of the Merger Consideration will be, when issued in accordance with the terms of this Agreement, validly issued, fully paid and non-assessable, free and clear of any Encumbrances created by Acquirer (including restrictions on rights of disposition), other than restrictions created under applicable securities laws) and not subject to any preemptive rights created by statute, the certificate of incorporation of Acquirer, the bylaws of Acquirer or any Contract to which Acquirer is a party or by which it is bound.

3.8           No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

3.9           Acquirer Capital Stock. The authorized capital stock of Acquirer consists of: (i) 200,000,000 shares of Acquirer Common Stock; and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share, of Acquirer (the “Acquirer Preferred Stock”). As of February 21, 2022: (A) 25,410,602 shares of Acquirer Common Stock were issued and outstanding; (B) no shares of Acquirer Common Stock were issued and held by Acquirer in its treasury; and (C) no shares of Acquirer Preferred Stock were issued and outstanding or held by Acquirer in its treasury; and since February 21, 2022 and through the date hereof, no additional shares of Acquirer Common Stock or shares of Acquirer Preferred Stock have been issued other than the issuance of shares of Acquirer Common Stock upon the exercise or settlement of Acquirer equity awards.

3.10         No Other Representations. Notwithstanding anything herein to the contrary, the representations and warranties of Acquirer and Merger Sub expressly set forth in this Article III are and shall constitute the sole and exclusive representations and warranties made with respect to Acquirer and Merger Sub in connection with this Agreement or the Transactions. Except for the representations and warranties set forth in this Article III, neither Acquirer, Merger Sub nor any other Person has made or is making any express or implied representations or warranty with respect to Acquirer, Merger Sub or their respective businesses or operations, statutory or otherwise, of any nature, and Acquirer and Merger Sub expressly disclaim any such representations or warranties. The Company hereby acknowledges and agree that, except for the representations and warranties set forth in Article III, none of Acquirer, Merger Sub or any of their respective Affiliates, stockholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to Acquirer, Merger Sub or their respective businesses or operations and the Company is not relying nor has it relied on any representations or warranties whatsoever regarding the subject matter of this Agreement or in connection with the transactions contemplated hereby or thereby, express or implied, except for the representations and warranties expressly set forth in this Article III.

3.11         Investigations; Non Reliance. Notwithstanding anything herein to the contrary, Acquirer acknowledges that (a) it has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise), software, technology and prospects of the Company, (b) it and its representatives have been provided such access to the properties, equipment, Contracts, premises and books and records of the Company and its Subsidiaries, that it and its representatives have desired or requested to review for such purpose and (c) it and its representatives have had an opportunity to meet with the management of the Company and to discuss the business, operations, assets, liabilities, results of operations, condition (financial or otherwise), software, technology and prospects of the Company and the Business. Acquirer is not relying, has not relied, and disclaims all reliance upon any statement, representation or warranty (whether oral, written, express or implied) made by the Company, any Company Securityholder, or any of their Affiliates, or advisors of any kind whatsoever, except as expressly set forth in Article II or in any certificate delivered by the Company pursuant to this Agreement; provided, however, that nothing in this Section 3.11 shall limit any claims of Acquirer for Fraud.

Article IV
Conduct Prior to the Effective Time

4.1           Conduct of the Business; Notices. Except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time (the “Pre-Closing Period”), the Company shall and shall cause its Subsidiaries to:

(a)           conduct the Business solely in the ordinary course of business (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer) and in compliance with Law;

(b)           (i) pay and perform all of its undisputed debts and other obligations (including Taxes and accounts payable) in the ordinary course of business, (ii) use commercially reasonable efforts, consistent with past practice and policies, to collect accounts receivable and not extend credit outside of the ordinary course of business, (iii) manage its cash assets and working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business and in accordance with past practices and policies, (iv) sell the Company’s and its Subsidiaries’ products and services consistent with past practice as to discounting, license, incentive programs, reimbursement and revenue recognition and other terms, and (v) use its commercially reasonable efforts to preserve intact its present business organizations, use its commercially reasonable efforts to keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, with the intent to preserve its goodwill and ongoing businesses at the Closing;

(c)           maintain each of its leased premises in accordance with the terms of the applicable lease;

(d)           promptly notify Acquirer of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(e)           promptly notify Acquirer of any notice or other communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Company Authorization has been or is about to be revoked, or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained;

(f)            promptly notify Acquirer of any notice or other communication from any Governmental Entity, or any third party payor, relating to reimbursement coverage for Company Products and related services under Medicare, Medicaid, other federal, state and city government healthcare programs or from such third party payor, as applicable; and

(g)           to the extent not otherwise required by this Section 4.1, (i) promptly notify Acquirer of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to the Company or any of its Subsidiaries or cause any of the conditions to the Closing set forth in Article VI not to be satisfied, and (ii) use reasonable best efforts to promptly notify Acquirer of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, results in, or would reasonably be expected to result in, a material breach by the Company of any of its representations or warranties set forth in Article II or any material breach by the Company of any of its covenants set forth in this Agreement, provided that, notwithstanding anything herein to the contrary, any failure of the Company to provide notice pursuant to this Section 4.1(g)(ii) shall not constitute a breach of this Agreement.

4.2           Restrictions on Conduct of the Business. Without limiting the generality or effect of Section 4.1, except as expressly set forth on Schedule 4.2 of the Company Disclosure Letter, during the Pre-Closing Period, the Company shall not cause or permit any of the following with respect to the Company or any of its Subsidiaries (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer):

(a)           Charter Documents. Any amendments to the Certificate of Incorporation or the Bylaws or equivalent organizational or governing documents of any of its Subsidiaries;

(b)           Merger, Reorganization. Merge or consolidate itself or any of its Subsidiaries with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c)           Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its or its Subsidiaries’ Equity Interests, or split, combine or reclassify any of its or its Subsidiaries’ Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its or any of its Subsidiaries’ Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its or its Subsidiaries’ Equity Interests except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(d)           Material Contracts. Enter into, materially amend, modify, or waive, terminate, or assign rights under any Material Contract or any Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract;

(e)           Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it or any of its Subsidiaries to issue any Equity Interests, other than: (i) the issuance of shares of Company Capital Stock pursuant to the exercise of Company Options or Company Warrants that are outstanding in accordance with the terms as in effect as of the Agreement Date, (ii) the issuance of Company Common Stock upon conversion of Company Preferred Stock outstanding on the Agreement Date, and (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service (clauses (i)-(iii), “Permitted Issuances”);

(f)            Employees; Consultants; Independent Contractors. (i) Hire or engage the services of, or offer to hire or engage the services of, any officers, employees, consultants or independent contractors, (ii)  terminate the employment or services, change the title, office or position, or materially reduce the responsibilities of any officer, employee, consultant or independent contractor, (iii) enter into, amend, modify or extend the term of any employment or consulting agreement with, or Company Option held by, any officer, employee, consultant or independent contractor, except for adjustments to employment terms consistent with past practices, other than entering into “at will” employment agreements in the ordinary course of business consistent with past practice that do not provide for severance, termination pay or acceleration of benefits, (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Law) or (v) add any new members to the Company Board or board of directors (or equivalent) of any Subsidiary of the Company;

(g)           Loans and Investments. Make any loans or advances (other than routine expense advances to directors, officers or employees of the Company or its Subsidiaries and routine trade credit to customers in the ordinary course of business) to, or any equity or debt investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any such outstanding loans or advances, or prepay any indebtedness for borrowed money or otherwise modify in any material respect any loan previously granted;

(h)           Intellectual Property. Transfer or license from any Person any rights to any Intellectual Property Rights, or transfer or license to any Person any rights to any Company Intellectual Property or any patient data base within the ownership or control of the Company or any of its Subsidiaries, or transfer or provide a copy of any Company Source Code to any Person, including any current or former employee or consultant of the Company or any of its Subsidiaries or any contractor or commercial partner of the Company or any of its Subsidiaries (other than providing access to Company Source Code to current employees and consultants of the Company or its Subsidiaries involved in the development of the Company Products on a need to know basis in the ordinary course of business);

(i)            Exclusive Rights and Most Favored Party Provisions. Enter into or amend any Contract pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of its products, technology, Intellectual Property Rights or business, or containing any non-competition covenants or other restrictions relating to its or Acquirer’s business activities or that grants rights of first refusal, rights of first negotiation or similar rights to any third party, or that expressly limits the rights of the Company or any of its Subsidiaries or Affiliates to purchase or otherwise obtain any components, supplies, equipment, parts, Intellectual Property Rights or services;

(j)            Patents. Take any action regarding a patent, patent application or other Intellectual Property Right, other than filing continuations or divisionals for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business, except to the extent necessary to address any actions of a patent office or other Governmental Entity in the ordinary course;

(k)           Dispositions. Sell, lease, license or otherwise dispose or permit the lapse of or encumber (other than Permitted Encumbrances) any of its tangible or intangible assets, other than sales and non-exclusive licenses of Company Products in the ordinary course of business, or enter into any Contract with respect to the foregoing;

(l)            Indebtedness. Incur any Company Debt or issue or sell any debt securities or guarantee any debt securities of others;

(m)          Leases. Enter into any operating lease requiring payments in excess of $10,000 per annum or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(n)           Payment of Obligations. (i) Pay, discharge or satisfy (A) any Liability to any Person who is an officer or director of the Company or any of its Subsidiaries (other than compensation due for services as an officer or director or pursuant to any Contractual obligations in effect as of the date hereof and disclosed on Schedule 2.14 of the Company Disclosure Letter) or (B) any claim or Liability in excess of $[***] arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Company Transaction Expenses, (ii) defer payment of any accounts payable (except to the extent reasonably disputed by the Company in good faith), or (iii) give any discount, accommodation or other concession, other than in the ordinary course of business, in order to accelerate or induce the collection of any receivable;

(o)           Capital Expenditures. Make any capital expenditures, capital additions or capital improvements other than those contemplated in the Company’s capital expenditure budget approved by Acquirer;

(p)           Insurance. Materially change the amount of, or terminate or fail to renew, any insurance coverage;

(q)           Employee Benefit Plans; Pay Increases. (i) Adopt or amend any Company Employee Plan (or any arrangement that would be a Company Employee Plan if adopted), or amend, modify or accelerate any compensation, benefit, entitlement, grant or award provided or made under any such Company Employee Plan, except in each case as required under ERISA, Law or as necessary to maintain the qualified status of such Company Employee Plan under the Code, (ii) grant or pay, or enter into any Contract providing for the granting or payment of any special bonus or special remuneration to any Employee or non-employee director or consultant or (iii) increase the salaries, wage rates or fees of its or any of its Subsidiaries’ Employees or consultants (other than pursuant to preexisting plans, policies or Contracts that have been disclosed to Acquirer and are set forth on Schedule 4.2(q) of the Company Disclosure Letter);

(r)            Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration made pursuant to preexisting plans, policies or Contracts that have been disclosed to Acquirer and are set forth on Schedule 4.2(r) of the Company Disclosure Letter);

(s)           Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Acquirer prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(t)            Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(u)           Taxes. Make, change or revoke any election in respect of Taxes, adopt or change any accounting method or period in respect of Taxes, file any federal, state, or non-U.S. income Tax Return or any other material Tax Return outside of the ordinary course of business or otherwise in a manner inconsistent with past practice, file any amended Tax Return, enter into any Tax allocation, Tax sharing or Tax indemnity agreement, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) or voluntary disclosure application or agreement or similar process, apply for any Tax ruling, assume or agree to indemnify any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle or compromise any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, surrender any right to a claim of refund of Taxes, take any action that is likely to result in the Company or any of its Subsidiaries having nexus or otherwise being subject to Tax in any jurisdiction in which it has not filed Tax Returns, avail itself of any Tax relief pursuant to Pandemic Response Laws that could reasonably be expected to impact the Tax payment or reporting obligations of the Company or any of its Subsidiaries or after the Closing Date, enter into intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax liability of Acquirer or its Affiliates (including the Company and its Subsidiaries) for any Tax period ending after the Closing Date or decreasing any Tax attribute of the Company or any of its Subsidiaries existing on the Closing Date;

(v)           Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business), in each case, in any material respect, except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer;

(w)          Real Property. Enter into any Contract for the purchase or sale of any real property or any leases or renewals of any leases of any real property;

(x)           Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its or its Subsidiaries’ assets or properties;

(y)          Warranties, Discounts. Materially change the manner in which it or any of its Subsidiaries provides warranties, discounts, rebates or credits to customers, or give any discount, accommodation or other concession in order to accelerate the collection or induce the payment of any receivable or to induce or accelerate the signing of a customer Contract, in each case, other than in the ordinary course of business;

(z)           Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.14 of the Company Disclosure Letter;

(aa)         Licenses. (i) Acquire, apply, register or file for any new licenses, permits, grants or authorizations, or amend any existing license, with any Governmental Entity in any jurisdiction or (ii) correspond with the FDA or any other Governmental Entity on any matter that would reasonably be expected to be material to the Company, Acquirer (following the Effective Time) or the Transactions or fail to renew any Company Authorization;

(bb)        Subsidiaries. Take any action that would result in the Company having any Subsidiary that is not a Subsidiary of the Company as of the Agreement Date;

(cc)         Communications with Payment Programs. Initiate or respond to any material communication with any Payment Program; and

(dd)        Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (cc) in this Section 4.2, or any action that would reasonably be expected to make any of the Company’s representations or warranties contained herein untrue or incorrect (such that the conditions set forth in Section 6.3(a)(i)-(iii) would not be satisfied) or prevent the Company from performing or cause the Company not to perform one or more covenants, agreements or obligations required hereunder to be performed by the Company (such that the condition set forth in Section 6.3(b) would not be satisfied).

Article V
Additional Agreements

5.1           Stockholder Approval and Stockholder Notice.

(a)           Promptly following the execution of this Agreement, the Company shall solicit written consent from all of the Company Stockholders in the form attached hereto as Exhibit J (the “Written Consent”). The Company shall promptly deliver to Acquirer a copy of each executed Written Consent upon receipt thereof from any Company Stockholder pursuant to such solicitation. Promptly after the execution of this Agreement, and in any event within 24 hours thereof, the Company will receive Written Consents from Company Stockholders that are sufficient to fully and irrevocably deliver the Company Stockholder Approval. The Company agrees that the information included in the Stockholder Notice (other than information provided by Acquirer) will not, on the date the Stockholder Notice is first sent or furnished to the Company Stockholders, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading.

(b)           The Stockholder Notice or other disclosure document distributed to the Company Stockholders in connection with the Merger shall include a statement to the effect that the Company Board has unanimously recommended that the Company Stockholders vote in favor of the approval of the adoption of this Agreement pursuant to the Written Consent, and neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Company Board that the Company Stockholders vote in favor of the approval of the adoption of this Agreement notwithstanding the commencement, disclosure, announcement or submission to the Company of any Takeover Proposal.

(c)           Without limiting the generality of the foregoing, promptly (and in any case within 10 Business Days) after the Company obtains the Company Stockholder Approval, the Company shall prepare, with the cooperation of Acquirer, and deliver to each Company Stockholder that has not previously executed the Written Consent in accordance with Delaware Law, a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of Delaware Law of the taking of a corporate action without a meeting by less than a unanimous written consent and (ii) the notice contemplated by Section 262(d)(2) of Delaware Law, together with a copy of Section 262 of Delaware Law. The Stockholder Notice shall also contain an AIQ. Prior to its delivery, the Stockholder Notice shall have been reviewed by Acquirer (and the Company shall consider in good faith any comments the Acquirer may have), and, following its delivery, no amendment or supplement to the Stockholder Notice shall be made by the Company without the approval of Acquirer (which approval shall not be unreasonably withheld, conditioned or delayed). The Company shall not include in the Stockholder Notice any information with respect to Acquirer or its Affiliates, the form and content of which information shall not have been approved by Acquirer prior to such inclusion (such approval not to be unreasonably withheld, conditioned or delayed). Prior to the Closing, the Company shall use commercially reasonable efforts to solicit approval of the Written Consent and a waiver of appraisal or dissenters’ rights from each Company Stockholder that has not previously executed the Written Consent pursuant to Section 5.1(a).

5.2          No Solicitation.

(a)           The Company shall not and shall cause its Subsidiaries not to, and shall use reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal or Takeover Inquiry, (ii) furnish any non-public information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to a Takeover Proposal or Takeover Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Takeover Proposal or Takeover Inquiry, (iv) approve, endorse or recommend any Takeover Proposal, (v) execute or enter into any binding or nonbinding letter of intent, memorandum of understanding or similar understanding or any Contract contemplating or otherwise relating to any Takeover Proposal, or (vi) propose to do any of the foregoing. Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Subsidiary or Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 5.2, the taking of such action by such Subsidiary or Representative shall be deemed to constitute a breach of this Section 5.2 by the Company for purposes of this Agreement.

(b)           If the Company or any Subsidiary or Representative of the Company receives a Takeover Proposal or Takeover Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than 24 hours after the Company becomes aware of such Takeover Proposal or Takeover Inquiry) advise Acquirer orally and in writing of such Takeover Proposal or Takeover Inquiry (including the identity of the Person making or submitting such Takeover Proposal or Takeover Inquiry, and the material terms thereof) and provide a copy of all material written materials relating to such Takeover Proposal or Takeover Inquiry).

(c)           The Company shall immediately cease and cause to be terminated any discussions, negotiations and communications with any Person that relate to any Takeover Proposal or Takeover Inquiry and promptly request the destruction or return of any nonpublic information of the Company and its Subsidiaries provided to such Person.

(d)           Promptly after the Agreement Date, the Company shall: (i) request each Person that has received confidential information from the Company or its Subsidiaries or Representatives at any time during the past 12 months pursuant to a confidentiality or similar agreement in connection with such Person’s consideration of a possible Takeover Proposal or investment in the Company to return or destroy all confidential information previously furnished to such Person by or on behalf of the Company in accordance with the terms thereof; and (ii) except as otherwise permitted by Section 5.2(b), prohibit any third party from having access to any physical or electronic data room relating to any possible Takeover Proposal or Takeover Inquiry.

5.3          Confidentiality; Public Disclosure.

(a)           The parties hereto acknowledge that Acquirer and the Company have previously executed a non-disclosure agreement, dated as of October 7, 2021 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Except with respect to the administration of the Securityholders’ Agent’s duties hereunder, under the Escrow Agreement or under the Securityholders’ Agent Engagement Agreement, the Securityholders’ Agent hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Securityholders’ Agent were a party thereto. With respect to the Securityholders’ Agent, as used in the Confidentiality Agreement, the term “Confidential Material” shall also include information relating to the Merger or this Agreement received by the Securityholders’ Agent after the Closing or relating to the period after the Closing.

(b)           The Company shall not, and the Company shall cause each of its Subsidiaries and Representatives not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the Transactions or use Acquirer’s name or refer to Acquirer directly or indirectly in connection with Acquirer’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquirer (which approval shall not be unreasonably withheld, delayed or conditioned), unless required by Law (in which event a satisfactory opinion of counsel to that effect shall be, to the extent reasonably practicable, first delivered to Acquirer prior to any such disclosure) and except as reasonably necessary for the Company to obtain the consents and approvals of Company Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything to the contrary herein or in the Confidentiality Agreement, Acquirer may issue such press releases or make such other public statements regarding this Agreement or the Transactions as Acquirer may, in its reasonable discretion, determine.

(c)           Notwithstanding anything to the contrary in this Section 5.3, the Company and Acquirer shall cooperate as to the timing and contents of (i) one or more press release announcing the Merger and (ii) communications with the Employees regarding this Agreement and the Transactions.

5.4           Reasonable Best Efforts. Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to use commercially reasonable efforts to take or cause to be taken, all actions, and to use commercially reasonable efforts to do or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including the satisfaction of the respective conditions set forth in Article VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary for effecting completely the consummation of the Merger and the other Transactions.

5.5           Third-Party Consents; Notices.

(a)           To the extent requested by Acquirer, the Company shall use its reasonable best efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract required to be listed or described on Schedule 2.3(c)(ii)(B) of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(c)(ii)(B) of the Company Disclosure Letter if entered into prior to the Agreement Date).

(b)           The Company shall give all notices and other information required to be given to the Employees, any collective bargaining unit representing any group of Employees, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Law in connection with the Transactions.

5.6           Litigation. The Company shall (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective directors, officers, employees or stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim or any litigation claim pending against the Company or any of its Subsidiaries as of the Agreement Date and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim or any litigation claim pending against the Company or any of its Subsidiaries as of the Agreement Date. Nothing in this Section 5.6 shall require the Company to provide any documents or information to the extent doing so would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information (it being agreed that the Company shall use its reasonable best efforts to provide such documents or communicate such information in a manner that would not waive such privilege, including the execution of a joint defense agreement between the Company and Acquirer with respect to such New Litigation Claim).

5.7           Access to Information.

(a)           During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, (i) the Company shall afford Acquirer and its Representatives reasonable access during business hours to (A) the Company’s and its Subsidiaries’ properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company and its Subsidiaries as Acquirer may reasonably request and (ii) the Company shall provide to Acquirer and its Representatives true, correct and complete copies of (A) the Company’s and its Subsidiaries’ internal financial statements, (B) the Company’s and its Subsidiaries’ Tax Returns, Tax elections and all other records and workpapers relating to Taxes and (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company or any of its Subsidiaries has been a party.

(b)           Subject to compliance with Law, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall confer from time to time as requested by Acquirer with one or more representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and its Subsidiaries and the general status of the ongoing operations of the Company and its Subsidiaries.

5.8          Spreadsheet. The Company shall prepare and deliver to Acquirer, in accordance with Section 5.12, a spreadsheet (the “Spreadsheet”) in form and substance reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing:

(a)           the names of all of Company Securityholders and their respective addresses, e-mail addresses, and whether, to the Company’s knowledge based on the information available to the Company, such Person is an Accredited Securityholder or Unaccredited Securityholder;

(b)           the number, type and series of shares of Company Capital Stock held by, or subject to Company Options or Company Warrants held by, such Company Securityholders and, in the case of outstanding shares, the respective certificate or book-entry numbers;

(c)           an indication of whether any shares of Company Capital Stock were acquired upon exercise of a Company Option (and, if so, whether such Company Option was an “incentive stock option” within the meaning of Section 422 of the Code and the purchase and sale of Company Capital Stock pursuant to this Agreement results in a “disqualifying disposition” of such shares described in Section 421(b) of the Code);

(d)           an indication of whether any share of Company Capital Stock is or has been subject to vesting provisions and, if so, whether a valid election was made under Section 83(b) of the Code with respect to any such Company Capital Stock;

(e)           the number of shares of Company Common Stock subject to and the exercise price per share in effect for each Company Option;

(f)            the number of shares of Company Common Stock subject to In-the-Money Company Options, and whether any such In-the-Money Company Options are Employee Options or Non-Employee Options;

(g)           the number, type and class of shares of Company Capital Stock subject to and the exercise price per share in effect for each Company Warrant;

(h)           the number of shares of Company Capital Stock subject to In-the-Money Company Warrants;

(i)            the calculation of (A) Fully Diluted Company Capital Stock as of the Effective Time, (B) for each share of Company Series 1 Preferred Stock, the Series 1 Liquidation Preference Per Share, the Series 1 Closing Per Share Value and the Series 1 Closing Per Share Consideration, (C) for each share of Company Series 2 Preferred Stock, the Series 2 Liquidation Preference Per Share, the Series 2 Closing Per Share Value and the Series 2 Closing Per Share Consideration, (D) the Per Share Closing Consideration, (E) the Per Share Closing Total Value, (F) the Per Share Cash Percentage with respect to Accredited Securityholders, (G) the Per Share Stock Percentage with respect to Accredited Securityholders, (H) for each In-the-Money Company Option, the Spread Value and Option Consideration for such Company Option, (I) for each In-the-Money Company Warrant, Spread Value and the Per Share Closing Warrant Consideration, (J) the Total Unaccredited Stockholder Cash Amount and the Total Unaccredited Warrantholder Cash Amount, (K) the Total Series 1 Liquidation Preference, the Total Series 2 Liquidation Preference, the Total Liquidation Preference and the Remaining Liquidation Preference Amount, (L) the Aggregate Exercise Amount and the Series 1 Warrants Aggregate Exercise Amount;

(j)            the calculation of the aggregate amount of cash and Acquirer Common Stock payable or issuable to each such Company Securityholder pursuant to Section 1.3(a), and whether such amount is subject to Tax withholding;

(k)           each Company Securityholder’s Closing Pro Rata Share, Milestone Pro Rata Share and Indemnity Pro Rata Portion as of the Effective Time;

(l)            the portion of the Adjustment Escrow Amount, Indemnity Escrow Amount and Expense Fund contributed by each Company Securityholder and, with respect to the Indemnity Escrow Amount, the amount of Indemnity Escrow Cash and Indemnity Escrow Shares contributed by each Company Securityholder;

(m)          the following information with respect to each of the shares of Company Capital Stock set forth in clause (b) of this Section 5.8 above that would be deemed a “covered security” under Treasury Regulation Section 1.6045-1(a)(15), for federal tax purposes and to the knowledge of the Company, (i) the date such shares of Company Capital Stock were originally purchased (or the holding period otherwise started) and (ii) the Company Stockholder’s adjusted tax basis in such shares of Company Capital Stock; and

(n)           a funds flow memorandum setting forth other information reasonably requested by Acquirer, including wire transfer instructions with respect to any payment of Closing Company Debt and Unpaid Company Transaction Expenses to be paid by Acquirer (but, for the avoidance of doubt, excluding wire transfer instructions with respect to any payment to Company Securityholders).

5.9           Expenses.

(a)           Whether or not the Merger is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Company Transaction Expenses) shall be paid by the party incurring such expense; provided that (i) at or following the Closing, Acquirer shall pay or cause to be paid all Unpaid Company Transaction Expenses, and (ii) the fees and expenses of the Reviewing Accountant, if any, shall be allocated as provided in Section 1.6.

(b)           At least two Business Days prior to the Closing, the Company shall provide Acquirer with a statement, in a form reasonably satisfactory to Acquirer, setting forth all Unpaid Company Transaction Expenses incurred or payable by or on behalf of the Company prior to or as of the Closing Date, or anticipated to be incurred or payable by or on behalf of the Company after the Closing (the “Statement of Expenses”). The Company shall deliver, from each outside legal counsel, accounting firm, professional advisor, financial advisor, banker, consultant, vendor or other payee on the Statement of Expenses, a final invoice, statement or other binding written acknowledgement setting forth: the amounts required to pay off in full on the Closing Date, the Unpaid Company Transaction Expenses owing to such Person and wire transfer information for such payment. The Company shall make commercially reasonable efforts to take all necessary action to ensure that Company Transaction Expenses shall not be incurred by the Surviving Corporation after the Closing Date without the express prior written consent of Acquirer.

5.10         Employees.

(a)           For [***] following the Closing Date (or, if earlier, the date of termination of employment of the relevant Continuing Employee), Acquirer shall (or Acquirer shall cause the Surviving Corporation or one of Acquirer’s Subsidiaries to) provide to each Continuing Employee [***].

(b)           [***].

(c)           Notwithstanding anything to the contrary set forth in this Agreement, this Section 5.10 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Acquirer, the Surviving Corporation or any of their Subsidiaries to terminate any Continuing Employee for any reason, (ii) require Acquirer, the Surviving Corporation or any of their Subsidiaries to continue any Company Employee Plan or prevent the amendment, modification or termination thereof after the Closing Date, (iii) create any third party beneficiary rights in any Person, or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement. No provision of this Section 5.10 shall be construed to create any right to any compensation or benefits on the part of any Continuing Employee or other future, present or former employee of Acquirer, the Surviving Corporation or their respective Subsidiaries.

5.11         Termination of Benefit Plans. Effective as of the day immediately preceding the Closing Date, the Company shall, contingent on the Closing, terminate the 401(k) Plan (unless Acquirer provides written notice to the Company no later than three Business Days prior to the Closing Date that the 401(k) Plan shall not be terminated), and no later than the Closing Date the Company shall, contingent on the Closing, terminate the Company Option Plan. The Company shall provide Acquirer with evidence that the 401(k) Plan and Company Option Plan have been so terminated pursuant to resolutions of the Company Board or any applicable committee thereof. The form and substance of such resolutions shall be subject to the review and approval by Acquirer, which approval shall not be unreasonably withheld. The Company shall take such other actions in furtherance of terminating the 401(k) Plan and Company Option Plan as are necessary or as Acquirer may reasonably require.

5.12         Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquirer a draft of each of the Estimated Closing Statement and the Spreadsheet not later than five Business Days prior to the Closing Date and a final version of the Estimated Closing Statement and the Spreadsheet to Acquirer not later than two Business Days prior to the Closing Date. In the event that Acquirer notifies the Company that there are reasonably apparent errors in the drafts of the Estimated Closing Statement or the Spreadsheet delivered not later than five Business Days prior to the Closing Date, Acquirer and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 5.12. Without limiting the foregoing or Section 5.7, the Company shall provide to Acquirer, together with the Estimated Closing Statement and the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Estimated Closing Statement and the Spreadsheet.

5.13         Tax Matters.

(a)           Cooperation. Each of Acquirer, the Securityholders’ Agent, the Company Securityholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company, the Securityholders’ Agent and the Company Securityholders agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Entity. Notwithstanding anything to the contrary in this Agreement, the Securityholders’ Agent shall have no obligation to prepare or file any Tax Returns.

(b)           Pre-Closing Tax Returns. At the expense of the Company Securityholders, Acquirer shall prepare and timely file or cause to be prepared and timely filed (taking into account all extensions properly obtained) all Tax Returns of the Company first due after the Closing Date that include any Pre-Closing Tax Period and are indicated on Schedule 2.12(n) of the Company Disclosure Letter (such Tax Returns, the “Acquirer Prepared Returns”). Acquirer shall prepare Acquirer Prepared Returns for any taxable period that ends on or before the Closing Date in a manner consistent with the past practice of the Company, to the extent consistent with Law. Prior to the due date for any Acquirer Prepared Return that shows a material amount of Pre-Closing Taxes, taking into account any extension, Acquirer shall provide the Securityholders’ Agent with a draft copy of such Tax Return for review and comments; provided, that no delay or failure on the part of Acquirer in delivering any such Acquirer Prepared Return shall cause any Acquirer Indemnified Party to forfeit any indemnification rights under Article VIII except to the extent that the Company Securityholders are materially prejudiced by such delay or failure. Acquirer shall, in good faith, consider any reasonable changes to any Acquirer Prepared Return suggested by the Securityholders’ Agent.

(c)           Transfer Taxes. All transfer, sales, use, stamp, conveyance, real property transfer, recording, registration, documentary, filing and other non-income Taxes and administrative fees (including, without limitation, notary fees) arising in connection with the consummation of the Transactions (“Transfer Taxes”) shall be borne [***]. The party responsible by Law for filing any Tax Return relating to Transfer Taxes shall be responsible for filing such Tax Return and the other party shall cooperate with the filing party in the filing of any such Tax Returns with respect to Transfer Taxes, including promptly supplying any information in its possession that is reasonably necessary to complete such Tax Returns.

(d)           Amended Tax Returns and Refunds. In the event Acquirer decides to amend any Tax Return of the Company relating to any Pre-Closing Tax Period, such amended return shall be treated for purposes of this Agreement as if it were an Acquirer Prepared Return that is subject to Section 5.13(b).

5.14         280G Stockholder Approval. To the extent that (a) any current or former Employee, consultant, independent contractor or other service provider of the Company or any of its Subsidiaries who is a “disqualified individual” (within the meaning of Section 280G) (each a “Disqualified Individual”) would be entitled to any payment or benefit in connection with the transactions contemplated by this Agreement and (b) such payment or benefit would potentially constitute a “parachute payment” under Section under Section 280G of the Code, the Company shall, prior to the Closing: (i) obtain a binding written waiver in the form attached here to as Exhibit H by such Disqualified Individual of any such portion of such parachute payment as exceeds 2.99 times such Disqualified Individual’s “base amount” within the meaning of Section 280G(b)(3) of the Code (the “Waived Payments”) to the extent such excess is not subsequently approved pursuant to a stockholder vote in accordance with the requirements of Section 280G(b)(5)(B) of the Code; (ii) provide to the Company’s stockholders such disclosure as is required under Section 280G(b)(5)(B)(ii) of the Code and provide Acquirer a reasonable opportunity to review and comment on such disclosure before it is distributed to the Company’s stockholders and all other documents prepared by the Company in connection with this Section 5.14; (iii) hold a vote of the Company’s stockholders in a manner that is intended to satisfy the requirements of Section 280G(b)(5)(B) of the Code; and (iv) deliver to Acquirer certification that the vote of the Company’s stockholders was solicited in conformity with the requirements of Section 280G(b)(5)(B) of the Code and (x) the requisite stockholder approval of the Waived Payments was obtained in conformity with Section 280G(b)(5)(B) of the Code or (y) the requisite stockholder approval of the Waived Payments was not obtained and, as a consequence, that the Waived Payments shall not be made.

5.15         Resale Registration Statement.

(a)           Each of Acquirer and the Company shall cooperate with respect to the preparation and filing with the SEC of a registration statement of Acquirer registering the resale by Company Securityholders holding shares of Acquirer Common Stock issued hereunder following the Closing (including those Acquirer Common Stock that would reasonably be expected to be issued in connection with the Milestone Payments, assuming the Maximum Milestone Payment is payable) (the “Resale Registration Statement”). In respect of such Resale Registration Statement, Acquirer will use, if eligible, in order of priority: (i) an automatic shelf registration statement on Form S-3 pursuant to Rule 462(e) under the Securities Act (an “Automatic Resale Registration Statement”) or (ii) another appropriate form including a Form S-1 resale shelf. Acquirer shall prepare such Resale Registration Statement and any required Form 8-K/A attaching the Required Financials (the “Form 8-K/A”), with the cooperation of the Company, and, subject to Acquirer’s timely receipt of the Reporting Information and the Company’s performance and compliance with its covenants set forth in this Section 5.15, Acquirer shall use its commercially reasonable efforts to have such Form 8-K/A, if applicable, and Resale Registration Statement ready for filing with the SEC as soon as reasonably practicable following the Closing, which in any event shall be no later than 40 days after the Closing Date, provided that Acquirer shall only be obligated to file the Resale Registration Statement (i) during an “open trading window” as determined by Acquirer’s insider trading policies, (ii) a reasonable period of time after Acquirer’s receipt of the Reporting Information (which, in no event, shall be more than 20 days after receipt thereof), and (iii) after the Form 8-K/A, if applicable, is prepared and filed. Acquirer will cause the Resale Registration Statement (including the documents incorporated therein by reference) to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. The Company shall use its commercially reasonable efforts to: (A) deliver to Acquirer prior to Closing the Required Financials, (B) upon Acquirer’s request, assist Acquirer and its Representatives in the preparation of any pro forma financial statements of Acquirer that may be required in connection with Acquirer’s SEC reporting obligations related to this Agreement or any of the Transactions or the filing of the Resale Registration Statement, (C) promptly furnish such information as Acquirer may reasonably request in connection with such financial statements, the Resale Registration Statement, or the performance of Acquirer’s SEC reporting obligations relating to this Agreement or any of the Transactions; and (D) complete, execute, acknowledge and deliver, or cause to be completed, executed, acknowledged and delivered by the appropriate representatives of the Company or Company Securityholders, in each case, such questionnaires and other documents, certificates and instruments as may be reasonably requested by the Acquirer in connection with the filing of the Resale Registration Statement or the financial statements or the performance of Acquirer’s SEC reporting obligations relating to this Agreement or any of the Transactions, and (E) cause the Company’s auditors to deliver any consent required to file the Required Financials to comply with Acquirer’s SEC reporting obligations or file the Resale Registration Statement (the Required Financials, together with the information in (B), (C) and (D), the “Reporting Information”). The Company acknowledges and agrees that it is responsible for identifying, determining and effecting any necessary adjustments required to the Required Financials in order to be in the form required by Rule 3-05 of Regulation S-X of the Securities Act.

(b)           If the Resale Registration Statement is not an Automatic Resale Registration Statement, Acquirer will use best efforts to have the Resale Registration Statement declared effective under the Securities Act as soon as practicable after such Resale Registration Statement is filed. Once effective, Acquirer shall, subject to the other applicable provisions of this Agreement, use commercially reasonable efforts to cause the Resale Registration Statement to be continuously effective and usable until the date that is the three-year anniversary of the Closing Date, or such earlier time as all shares of Acquirer Common Stock covered by such Resale Registration Statement (i) have been sold pursuant to such Resale Registration Statement or otherwise, (ii) may be transferred under Rule 144 or another similar exemption under the Securities Act without manner of sale or volume restrictions, or (iii) cease to be outstanding; provided, however, that Acquirer shall not be deemed to have breached its obligations hereunder if Acquirer shall fail to fulfill its obligations under this Section 5.15 at a time when trading of Acquirer Common Stock has been suspended under Acquirer’s insider trading policies, including if Acquirer reasonably believes that there is or may be in existence material nonpublic information or events involving the Company, the failure of which to be disclosed in the prospectus included in the Resale Registration Statement could result in a violation of Law. Acquirer will promptly notify the Securityholders’ Agent of the time any such Resale Registration Statement becomes effective or a supplement to any prospectus forming part of the Resale Registration Statement has been filed.

(c)           With respect to any Resale Registration Statement that has been filed pursuant to Section 5.15(a), (i) upon the issuance by the SEC of any stop order suspending the effectiveness of any Resale Registration Statement or the initiation of any proceedings for that purpose; (ii) if any Resale Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading (including, in any such case, as a result of the non-availability of financial statements); or (iii) if, in the good faith judgment of Acquirer following consultation with legal counsel, it would be detrimental to Acquirer or its stockholders for resales of Acquirer Common Stock to be made pursuant to the Resale Registration Statement due to (A) the existence of a material development or potential material development involving Acquirer that Acquirer would be obligated to disclose or incorporate by reference in the Resale Registration Statement, which disclosure would be premature or otherwise inadvisable at such time, or (B) interference with an actual or potential material financing or business combination transaction involving Acquirer, (1) (x) in the case of clause (ii) above, but subject to clause (iii) above, Acquirer shall as promptly as reasonably practicable prepare and file a post-effective amendment to such Resale Registration Statement or a supplement to the related prospectus so that such Resale Registration Statement or prospectus does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of a post-effective amendment to a Resale Registration Statement, use reasonable best efforts to cause it to become effective as promptly as reasonably practicable and (y) in the case of clause (i) above, use reasonable best efforts to cause such stop order to be lifted, and (2) Acquirer shall give notice to the Company Securityholders that the availability of such Resale Registration Statement is suspended and, upon receipt of any such notice, each Company Securityholder agrees that it shall not sell any of the registered securities pursuant to a Resale Registration Statement until such Company Securityholder or, if after the Closing, the Securityholders’ Agent is notified by Acquirer of the effectiveness of the post-effective amendment to a Resale Registration Statement provided for in clause (1) above, or until it is notified in writing by Acquirer that the Resale Registration Statement may be used. In connection with any circumstance covered by clause (iii) above, Acquirer shall be entitled to exercise its rights pursuant to this Section 5.15(c) to suspend the availability of the Resale Registration Statement for no more than [***] consecutive days and an aggregate of [***] days in any 365-day period. Acquirer shall promptly notify the Securityholders’ Agent upon the receipt of any comment letter or request by the SEC, state securities authority or other Governmental Entity for amendments or supplements to any Resale Registration Statement or the prospectus related thereto or for additional information. Subject to this Section 5.15 and the Company’s performance and compliance with its covenants set forth in this Section 5.15, Acquirer shall use commercially reasonable efforts to cause the shares of Acquirer Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on NASDAQ promptly following Acquirer’s filing of the Form 8-K/A, and in no event later than 75 days after the Closing Date.

5.16         Termination of Financing Statements; Release of Encumbrances. Prior to the Closing, the Company shall, unless otherwise specified by Acquirer, take all actions necessary such that (a) UCC-3 termination statements, as applicable, have been filed prior to the Closing Date with respect to each of the UCC-1 financing statements filed in order to perfect security interests in assets of the Company that have not yet expired, and (b) all Encumbrances (other than Permitted Encumbrances) on assets of the Company shall be released prior to the Closing.

5.17         Director and Officer Indemnification.

(a)           If the Merger is consummated, then until the sixth anniversary of the Closing Date, Acquirer will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company to its present and former directors and officers determined as of immediately prior to the Effective Time (the “Company Indemnified Parties”) pursuant to indemnification agreements with the Company in effect on the Agreement Date and disclosed on the Company Disclosure Letter and pursuant to the Certificate of Incorporation or the Bylaws, in each case, in effect on the Agreement Date (the “Company Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time that are asserted after the Effective Time. Notwithstanding anything to the contrary contained in the Company Indemnification Provisions, no Company Indemnified Party shall be entitled to coverage under any Acquirer director and officer insurance policy or errors and omission policy unless such Company Indemnified Party is separately eligible for coverage under such policy pursuant to Acquirer’s policies and procedures and the terms of such insurance policy.

(b)           Prior to the Effective Time, the Company shall purchase (and provide evidence of same to Acquirer), at the Company’s expense, tail insurance coverage (the “Tail Insurance Coverage”) for the Company Indemnified Parties in a form reasonably satisfactory to the Company and Acquirer, which shall provide the Company Indemnified Parties with coverage for six years following the Closing Date in an amount not less than the existing coverage in scope and amount and that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage maintained by the Company as of the Agreement Date. Acquirer shall cause the Surviving Corporation to maintain the Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder for the entire term of the Tail Insurance Coverage.

(c)           This Section 5.17 (i) shall survive the consummation of the Merger, (ii) is intended to benefit each Company Indemnified Party and their respective heirs, (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Acquirer or the Surviving Corporation first arising after the earlier of the Closing Date and the termination of this Agreement by contract or otherwise, (iv) shall be binding on all successors and assigns of Acquirer and the Surviving Corporation, as applicable, and shall be enforceable by the Company Indemnified Parties, and (v) shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnified Party under this Section 5.17 without the written consent of such affected Company Indemnified Party; provided that recourse shall first be against the Tail Insurance Coverage until it is exhausted before recovery against Acquirer shall take place.

Article VI
Conditions to the Merger

6.1           Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:

(a)           Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained.

(b)           Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger on the terms contemplated herein shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.

6.2           Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a)           Representations and Warranties. The representations and warranties made by Acquirer and Merger Sub in Section 3.1 (Organization and Standing) and Section 3.2(a) (Authority) shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct with respect to such specified date or dates), and the other representations and warranties made by Acquirer and Merger Sub herein shall be true and correct in all respects (without giving effect to any limitation as to “materiality,” “material,” “in all material respects,” or “Material Adverse Effect,” or other similar terms set forth therein) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates), other than where the circumstances causing such failures to be so true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Acquirer.

(b)           Covenants. Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquirer at or prior to the Closing.

6.3           Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer and Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and Merger Sub and may be waived by Acquirer (on behalf of itself or Merger Sub) in writing in its sole discretion without notice or Liability to any Person):

(a)           Representations and Warranties.

(i)          The Specified Representations (excluding, for purposes of this Section 6.3(a)(i), Section 2.2 (the “Company Capitalization Representations”)) shall be true and correct in all respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct with respect to such specified date or dates).

(ii)         The representations and warranties of the Company set forth the Company Capitalization Representations shall be true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (A) for such inaccuracies which are de minimis, individually or in the aggregate or (B) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct in all respects, subject to the qualifications as set forth in the preceding clause (B), as of such particular date).

(iii)        All other representations and warranties of the Company herein shall be true and correct in all respects (without giving effect to any limitation as to “materiality,” “material,” “in all material respects,” or “Material Adverse Effect,” or other similar terms set forth therein) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct with respect to such specified date or dates), other than where the circumstances causing such failures to be so true and correct have not had and would not reasonably be expected to have, a Material Adverse Effect with respect to the Company.

(b)           Covenants. The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.

(c)           No Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Material Adverse Effect with respect to the Company.

(d)           Written Consents; Joinders; Lock-Up Agreements; Warrant Cancellation Agreements. The Company shall have received, and delivered to Acquirer, fully executed (i) Written Consents from Company Stockholders holding, in the aggregate, not less than [***]% of the aggregate number of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time which constitute an effective waiver of such Company Stockholders’ appraisal rights; (ii) Warrant Cancellation Agreements in the form attached hereto as Exhibit K from each holder of Company Series 1 Warrants; (iii) Joinder Agreements from Company Stockholders, Company Warrantholders (other than holders of Company Series 1 Warrants) and Company Optionholders holding not less than [***] of the outstanding shares of Company Capital Stock as of immediately prior to the Effective Time (on an as-converted to Company Common Stock basis and assuming the exercise of all Company Options and Company Warrants); and (iv) AIQs and Lock-Up Agreements from Company Stockholders and Company Warrantholders holding not less than [***] of the outstanding shares of Company Capital Stock as of immediately prior to the Effective Time (on an as-converted to Company Common Stock basis and assuming the exercise of all Company Warrants).

(e)           Employees. (i) Each of the Key Employees shall have remained continuously employed by the Company or any of its Subsidiaries from the Agreement Date through the Closing and shall have signed the Key Employee Agreements, each of which shall continue to be in full force and effect, and no action shall have been taken by any Key Employee to rescind any Key Employee Agreement and (ii) the individual listed on Part II of Annex A (the “Additional Key Employee”) shall (A) have remained continuously employed by the Company from the Agreement Date through the Closing, (B) executed and delivered to Acquirer an Offer Letter in form and substance reasonably acceptable to Acquirer (the “Additional Key Employee Agreement”), which shall continue to be in full force and effect and (C) no action shall have been taken by the Additional Key Employee to rescind the Additional Key Employee Agreement.

(f)            280G. The Company shall have obtained binding written waivers with respect to the Waived Payments from each Disqualified Individual and solicited the vote of the Company’s stockholders in conformity with the requirements of Section 280G(b)(5)(B) of the Code, and shall have delivered to the Acquirer the certification described in Section 5.14(b)(iv).

(g)           Audited Financial Statements. The Company shall have delivered to Acquirer audited consolidated financial statements for the fiscal years ended December 31, 2021 and December 31, 2020, and any other financial statements of Company required to be filed by Acquirer with the SEC in connection with the Transactions or Resale Registration Statement, each in a form reasonably acceptable to Acquirer (the “Required Financials”).

(h)           Appraisal Rights. Company Stockholders holding, in the aggregate, no more than [***] percent ([***]%) of the aggregate number of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time shall have perfected appraisal rights or be entitled to appraisal rights under Section 262 of Delaware Law.

(i)            Auditor Consent. The Company shall have delivered to Acquirer the consent of the Company’s independent auditors Mazars USA LLP in a form reasonably acceptable to Acquirer, to the inclusion of the Required Financials and such auditors’ written report thereon, in any report required to be filed by Acquirer with the SEC for any filing to be made within five business days of Closing.

(j)            Third Party Consents. The Company shall have received all necessary consents, waivers and approvals of third parties under any Contract with respect to the Merger as described in Schedule 6.3(j).

(k)           Other Deliveries. Acquirer will have received from the Company each of the items set forth in Section 1.2(b).

Article VII
Termination

7.1          Termination. At any time prior to the Closing, this Agreement may be terminated, and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval is obtained:

(a)           by mutual written consent of Acquirer and the Company;

(b)           by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred on or before June 30, 2022 (the “Termination Date”); provided that the right to terminate this Agreement shall not be available to any party whose breach of any covenant, agreement or obligation hereunder is the principal cause of, or directly resulted in, the failure of the Closing to occur on or before such date;

(c)           by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;

(d)           by Acquirer, by written notice to the Company, if (i) upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become inaccurate, in either case such that the condition set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such breach or inaccuracy is curable within [***] days (but not later than the Termination Date) by the Company, then Acquirer may not terminate this Agreement pursuant to this Section 7.1(d) for [***] days (or until the Termination Date) after delivery of written notice from Acquirer to the Company of such breach or inaccuracy (it being understood that Acquirer may not terminate this Agreement pursuant to this Section 7.1(d) if such breach or inaccuracy is cured during such period), or (ii) the Company shall have materially breached Section 5.1 or Section 5.2;

(e)           by the Company, by written notice to Acquirer, upon a breach of any covenant or agreement on the part of Acquirer set forth in this Agreement, or if any representation or warranty of Acquirer shall have become inaccurate, in either case such that the condition set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such breach or inaccuracy is curable within [***] days (but not later than the Termination Date) by Acquirer, then the Company may not terminate this Agreement pursuant to this Section 7.1(e) for [***] days (or until the Termination Date) after delivery of written notice from the Company to Acquirer of such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if such breach or inaccuracy is cured during such period);

(f)            by the Acquirer, if the Written Consent is not delivered within 24 hours of the execution of this Agreement.

7.2           Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, Merger Sub, the Company, the Securityholders’ Agent or their respective officers, directors, stockholders or Affiliates; provided that (i) Section 5.3 (Confidentiality; Public Disclosure), Section 5.9 (Expenses), this Section 7.2 (Effect of Termination), Article IX (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with any Fraud by or on behalf of, or a willful breach of any covenant, agreement or obligation of, such party herein.

Article VIII
Indemnification

8.1           Indemnification by Company Securityholders. Subject to the other provisions of this Article VIII, following the Closing, the Company Securityholders shall (i) with respect to any amounts paid to the Acquirer Indemnified Parties from the Indemnity Escrow Funds, jointly and severally, and (ii) with respect to all other Damages, severally and not jointly, indemnify Acquirer and the Surviving Corporation, their respective Affiliates, and each of their respective officers, directors, agents, other representatives, successors and permitted assigns (each a “Acquirer Indemnified Party”) in respect of, and hold them harmless against, such Company Securityholder’s Indemnity Pro Rata Portion (except with respect to any amounts paid to the Acquirer Indemnified Parties from the Indemnity Escrow Funds, which shall be recovered from the Company Securityholders on a joint and several basis), of any Damages suffered, incurred or sustained by any Acquirer Indemnified Party resulting from or arising out of:

(a)           any inaccuracy in or breach of any representation or warranty made by the Company in Article II of this Agreement as of the Agreement Date and as if made on the Closing Date (except for representations and warranties that address matters only as to a specified date or dates, which the Company Securityholders shall indemnify the Acquirer Indemnified Party for any inaccuracy in or breach of such representations and warranties as of such specified date or dates);

(b)           any breach or nonfulfillment by the Company of any of its covenants, obligations or agreements contained in this Agreement required to be performed or complied with by the Company at or prior to the Closing;

(c)           any proceeding in respect of Dissenting Shares and any payments to any Person that was a holder of Company Capital Stock immediately prior to the Effective Time in respect of such Person’s Dissenting Shares, to the extent such payments exceed the amount to which such Person would have been entitled pursuant to Section 1.3(a) in respect of such Dissenting Shares if such Person had not exercised appraisal or dissenters rights in respect thereof;

(d)           any Pre-Closing Taxes, to the extent not taken into account in the calculation of the Adjusted Cash Consideration (as finally determined pursuant to Section 1.6);

(e)           any claims by (i) any current or former holders of Company Capital Stock, Company Options or Company Warrants or alleged current or former holder of any interest or security of the Company (including any Person alleged to hold Company Options or Company Warrants), relating to or arising out of (A) this Agreement or the transactions, including the allocation, misallocation, miscalculation or inaccuracy of any portion of the Merger Consideration, including any Adjustment Escrow Amount, Indemnity Escrow Amount, Excess Amount, any Milestone Payments and any amount required to be set forth in the Spreadsheet pursuant to Section 5.8(i), amongst the Company Securityholders, including as a result of any inaccuracy or error in the Spreadsheet or the Milestone Payment Schedule, if applicable or (B) such Person’s status or alleged status as an equity holder or ownership of Equity Interests in the Company at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, or (ii) any Person to the effect that such Person is entitled to any interest or security or any payment in connection with the Transactions other than as specifically provided for in this Agreement;

(f)            any inaccuracies or errors in or omissions from the Spreadsheet;

(g)           any claim, Liabilities or obligations under Section 5.17 or the matters covered thereby, including any claim under any Indemnification Agreement;

(h)           any Company Debt or Unpaid Company Transaction Expenses to the extent not fully discharged at Closing and taken into account in the calculation of the Adjusted Cash Consideration (as finally determined pursuant to Section 1.6); and

(i)            the matter set forth on Schedule 8.1(i).

Acquirer and the other Acquirer Indemnified Parties shall recover amounts under this Section 8.1 in accordance with Sections 8.5, 8.7 and 8.8.

8.2           Third-Party Claims. In the event Acquirer becomes aware of a third-party claim (including any action or proceeding commenced or threatened to be commenced by any third-party) that Acquirer reasonably believes may result in an indemnification pursuant to Section 8.1 (any such claim, a “Third-Party Claim”), Acquirer shall promptly (and in any event no later than [***] days after the Acquirer becomes aware of such event) notify the Securityholders’ Agent in writing of such Third-Party Claim (such notice, the “Claim Notice”). The Claim Notice shall be accompanied by copies of any relevant and material documentation submitted by the third party making such Third-Party Claim and shall describe in reasonable detail (to the extent known by Acquirer) the facts constituting the basis for such Third-Party Claim and the amount of the claimed Damages; provided, however, that no delay or failure on the part of Acquirer in delivering a Claim Notice shall relieve the Company Securityholders from any liability hereunder except and only to the extent they shall have been actually and materially prejudiced as a result of such delay or failure. Within [***] days after receipt of any Claim Notice, the Securityholders’ Agent may, upon written notice thereof to Acquirer, assume control of the defense of the Third-Party Claim referred to therein at the Company Securityholders’ sole cost and expense). Notwithstanding anything to the contrary contained herein, the Securityholders’ Agent shall not be entitled to assume or control the investigation, defense or prosecution of such Third-Party Claim if (i) the Damages set forth in the Third-Party Claim is more than the remaining available Indemnity Escrow Funds, (ii) at the time of assumption or thereafter, the Securityholders’ Agent objectively fails to demonstrate its ability to conduct the investigation, defense or prosecution actively and diligently, (iii) such Third-Party Claim seeks non-monetary, equitable or injunctive relief or alleges any violation of criminal Law, (iv) the Securityholders’ Agent or any Company Securityholder is also a party to such Third-Party Claim and the Acquirer Indemnified Party determines in good faith based on consultation with counsel that joint representation would be inappropriate, (v) such Third-Party Claim relates to or arises in connection with any criminal or regulatory proceeding, action, indictment, allegation or investigation, (vi) a Significant Payor, Significant Supplier or Significant Originator is a party to such Third-Party Claim, (vii) any Third-Party Claim arising in connection with Taxes, or (viii) an adverse resolution of the Third-Party Claim would reasonably be expected to have a material adverse effect on the (A) goodwill or the reputation of any Acquirer Indemnified Party or the future conduct of any of their respective businesses, (B) the assets, liabilities, revenues, or expenses of any Acquirer Indemnified Party or (C) the ability of any Acquirer Indemnified Party to exploit any of its or its Affiliates’ Intellectual Property Rights. The party not controlling the defense of such Third-Party Claim (the “Non-Controlling Party”) may participate (but not control) therein at its own expense; provided, however, that if the Securityholders’ Agent assumes control of the defense of such Third-Party Claim and the Acquirer has reasonably determined, based on advice of counsel, that the Company Securityholders and Acquirer have materially conflicting interests or different defenses available with respect to such Third-Party Claim which cause Acquirer to hire its own separate counsel with respect to such proceeding, the reasonable fees and expenses of counsel to Acquirer shall be considered “Damages” for purposes of this Agreement. The Securityholders’ Agent shall not agree to any settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the prior written consent of Acquirer, which shall not be unreasonably withheld or delayed; provided, however, that the consent of Acquirer shall not be required with respect to any such settlement or judgment if (x) such settlement or judgment (I) involves no admission of wrongdoing by the Acquirer Indemnified Party or its Affiliates, and (II) the sole relief provided is monetary damages and (y) the Securityholders’ Agent agrees in writing to pay or cause to be paid (on behalf of the Company Securityholders) any amounts payable pursuant to such settlement or judgment (net of the applicable deductible amount specified in Section 8.5(b)) and such amounts payable are less than the remaining Indemnity Escrow Funds, and such settlement or judgment includes a complete release of Acquirer and its Affiliates, directors, officers, employees and representatives from further liability and has no other adverse effect on Acquirer or any other any Acquirer Indemnified Party. If Acquirer agrees to any settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the prior written consent of the Securityholders’ Agent, which shall not be unreasonably withheld or delayed, then the amount of such settlement shall not be determinative of the amount of Damages indemnifiable hereunder. Acquirer and the Securityholders’ Agent shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing reasonable access to each other’s relevant books and records, and employees. Such cooperation shall include the retention and the provision to the other of books and records and information that are reasonably relevant to such Third-Party Claim, and making employees and representatives available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereunder; provided, however, that foregoing will not require Acquirer to provide any access to any information, books and records or employees of Acquirer or any of its Subsidiaries (including the Surviving Corporation) if and to the extent any Law requires Acquirer to restrict such access or if such access would result in the waiver of any attorney-client privilege, the work product doctrine or similar privilege or protection applicable to such information or documents. Acquirer and the Securityholders’ Agent shall use reasonable commercial efforts to avoid production of confidential and attorney-client privileged information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

8.3          Indemnification Mechanics.

(a)           In order to seek indemnification under this Article VIII, the Acquirer Indemnified Party shall deliver a written notice (an “Indemnification Demand”) to the Securityholders’ Agent which contains (i) a description and the amount of any Damages incurred or reasonably expected to be incurred by the Acquirer Indemnified Party (to the extent then known) and (ii) a statement that the Acquirer Indemnified Party is entitled to indemnification under Section 8.1 for such Damages and a reasonable explanation of the basis therefor (to the extent then known).

(b)           Upon reasonable request, the Acquirer Indemnified Party shall furnish the Securityholders’ Agent with any information to the extent that such information is reasonably necessary in order to evaluate the Indemnification Demand. If the Securityholders’ Agent in good faith objects to any claim made by the Acquirer Indemnified Party in the Indemnification Demand, then the Securityholders’ Agent shall deliver a written notice (an “Indemnification Dispute Notice”) to the Acquirer Indemnified Party within [***] days following receipt by the Securityholders’ Agent of an Indemnification Demand from such Acquirer Indemnified Party. The Indemnification Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any claim made by the Acquirer Indemnified Party in the Indemnification Demand. If the Securityholders’ Agent fails to deliver an Indemnification Dispute Notice prior to the expiration of such [***]-day period, then the indemnity claim set forth in the Indemnification Demand shall be conclusively determined in the Acquirer Indemnified Party’s favor for purposes of this Article VIII, and the Acquirer Indemnified Party shall be indemnified for the amount of the Damages stated in such Indemnification Demand (or, in the case of any notice in which the Damages (or any portion thereof) are estimated, the amount of such Damages (or such portion thereof) as finally determined) on demand or, in the case of any notice in which the Damages (or any portion thereof) are estimated, on such later date when the amount of such Damages (or such portion thereof) becomes finally determined, in either case, subject to the limitations of this Article VIII.

(c)           If the Securityholders’ Agent delivers an Indemnification Dispute Notice, then the Acquirer Indemnified Party and the Securityholders’ Agent shall attempt in good faith to resolve any such objections raised by the Securityholders’ Agent in such Indemnification Dispute Notice in the following [***] days. If the Acquirer Indemnified Party and the Securityholders’ Agent agree to a resolution of such objection in such [***] day period, then a memorandum setting forth the matters conclusively determined by the Acquirer Indemnified Party and the Securityholders’ Agent shall be prepared and signed by both parties, and shall be binding and conclusive upon the parties hereto.

(d)           If no such resolution can be reached during the such [***]-day period following the Acquirer Indemnified Party’s receipt of a given Indemnification Dispute Notice, then upon the expiration of such [***]-day period (or such longer period as may be mutually agreed), the Acquirer Indemnified Parties shall be entitled to pursue all remedies available to them under this Agreement or otherwise at law or in equity with respect to such claims (in each case subject to the terms and limitations set forth in this Agreement).

8.4           Survival of Representations and Warranties. All representations and warranties of the Company contained in this Agreement or in any certificate delivered by the Company pursuant to this Agreement shall (a) survive the Closing and remain in full force and effect and (b) expire at 11:59 p.m. Pacific time on the date that is [***] after the Closing Date; provided, however, that (i) the Specified Representations shall survive the Closing and remain in full force and effect until 11:59 p.m. Pacific time on [***] of the Closing Date, (ii) the IP Representations shall survive the Closing and remain in full force and effect until the day that is [***], (iii) the Tax Representations shall survive the Closing and remain in full force and effect until the day that is [***]; provided, further, that, with respect to any claim as to which an Acquirer Indemnified Party shall have, on or prior to such date, delivered an Indemnification Demand, the indemnification obligations hereunder with respect to the claim asserted in such Indemnification Demand shall survive until such time as such claim is fully and finally resolved and payment in respect thereof, if any is required to be made under the terms of this Agreement, shall have been made. The representations and warranties of Acquirer and Merger Sub set forth in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing and remain in full force and effect and expire at 11:59 p.m. Pacific time on the date that is [***] after the Closing Date. All covenants and agreements of the parties hereto contained in this Agreement (A) that are to be performed at or prior to the Closing shall survive the Closing and remain in full force and effect until the date that is [***] after the Closing Date and (B) that are to be performed following the Closing shall continue in effect and expire in accordance with their respective terms. It is the express intent of the parties that, if an applicable survival period as contemplated by this Section 8.4 is shorter than the statute of limitations that would otherwise have been applicable, then, by contract, the applicable statute of limitations shall be reduced to the shortened survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this Section 8.4 (Survival of Representations and Warranties) for the assertion of claims under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

8.5          Threshold and Limitations.

(a)           The Acquirer Indemnified Parties’ sole and exclusive sources of recovery for indemnification claims under Section 8.1(a) shall be [***].

(b)           Notwithstanding anything to the contrary contained in this Agreement, no Acquirer Indemnified Party shall be entitled to recover any Damages under Section 8.1(a) unless and until the aggregate Damages for which they would otherwise be entitled to indemnification under Section 8.1(a) exceed $[***] (the “Indemnity Deductible”) (at which point the Acquirer Indemnified Parties shall become entitled to be indemnified for all such Damages, and not only for such Damages in excess of the Indemnity Deductible); provided, however, that the Indemnity Deductible shall not apply to (i) any claims for Fraud or (ii) any Damages related to the inaccuracy in or breach of any of the Specified Representations or Tax Representations. Notwithstanding anything to the contrary in this Agreement, with respect to any claim or series of claims related to the same underlying facts as to which the Acquirer Indemnified Party may be entitled to indemnification under Section 8.01(a), the Company Securityholders shall not be liable for any Damages which do not exceed $[***] (which Damages shall not be counted toward the Indemnity Deductible).

(c)           Notwithstanding anything contained in this Agreement or elsewhere to the contrary, “material” and “Material Adverse Effect” or similar materiality type qualifications contained in the representations and warranties of the Company set forth in this Agreement shall be ignored under this Article VIII for purposes of determining whether or not a breach or inaccuracy of a representation or warranty has occurred and for purposes of determining the amount of any Damages.

(d)           The representations and warranties of the Company contained in Article II of this Agreement, and any Acquirer Indemnified Party’s right to indemnification with respect to any inaccuracy in or breach of any such representations or warranties, shall not be affected or deemed waived by reason of any investigation made by or on behalf of any Acquirer Indemnified Party (including by any of its representatives) or by reason of the fact that any Acquirer Indemnified Party or any of its representatives knew or should have known that any such representation or warranty is, was or might be inaccurate.

(e)           Notwithstanding anything to the contrary (express or implied) herein, there shall be no maximum liability for Damages for any Company Securityholder caused directly by Fraud committed by such Company Securityholder or Fraud of which it, he or she had actual knowledge.

(f)            Damages shall be calculated net of actual recoveries under insurance policies of the Surviving Corporation, Acquirer or any of its Subsidiaries (net of any applicable collection costs or expenses and reserves, deductibles, premium adjustments or retrospectively rated premiums), it being understood that (i) the Acquirer Indemnified Parties shall use commercially reasonable efforts to seek recovery under any insurance policies with respect to any particular Damages; provided, however, that such obligation shall not include any requirement to commence any Legal Proceeding to obtain such recovery, and (ii) the Acquirer Indemnified Parties shall use commercially reasonable efforts to mitigate Damages in accordance with applicable Law; provided, that this clause (ii) shall not apply to Taxes.

8.6          No Right of Contribution. The Securityholders’ Agent waives, and acknowledges and agrees that such party shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, indemnity, subrogation, reimbursement, or advancement of expenses with respect to any Damages, against the Acquirer Indemnified Party, or its successors or assigns, in connection with any indemnification obligation under this Agreement.

8.7          Manner of Payment; Release of Escrow.

(a)           The Indemnity Escrow Amount shall be available to indemnify, compensate and reimburse the Acquirer Indemnified Parties for any Damages for which they are entitled to recover in accordance with the terms of this Article VIII, which will occur through the forfeiture of the applicable portion of the Indemnity Escrow Funds and release of such portion to the applicable Acquirer Indemnified Parties in accordance with the terms of this Section 8.7. Each claim that is to be satisfied through the forfeiture of any portion of the Indemnity Escrow Funds pursuant to this Article VIII shall be satisfied from the Company Securityholders in accordance with their respective Closing Pro Rata Shares pro rata in proportion to the cash and Indemnity Escrow Shares contributed by such Company Securityholder to the Indemnity Escrow Funds pursuant to 1.3(b); provided, that any Company Securityholder may elect to satisfy any portion of an indemnification claim payable by the forfeiture of Indemnity Escrow Shares in cash instead by providing written notice of such election to the Securityholders’ Agent and Acquirer within three Business Days following the final determination of any such payment obligation pursuant to Section 8.3, and upon receipt of such cash payment by the applicable Acquirer Indemnified Parties from such Company Securityholder, Acquirer and the Securityholders’ Agent shall jointly instruct the Escrow Agent to release from the Indemnity Escrow Funds the corresponding number of Indemnity Escrow Shares to such Company Securityholder. For purposes of determining the number of Indemnity Escrow Shares required to be forfeited and released from the Indemnity Escrow Funds pursuant to this Section 8.7, all Indemnity Escrow Shares included in the Indemnity Escrow Funds shall be valued at the Closing Acquirer Stock Price.

(b)           Any payment that the Company Securityholders are obligated to make to any Acquirer Indemnified Parties pursuant to this Article VIII shall be made, subject to the limitations of Section 8.5, first (i) to the extent there are sufficient Indemnity Escrow Funds, by release of such Indemnity Escrow Funds (with any Acquirer Common Stock released valued at the Closing Acquirer Stock Price) to the Acquirer Indemnified Parties from the Escrow Account by the Escrow Agent within three Business Days after the date written notice of any sums due and owing is delivered to the Escrow Agent pursuant to the Escrow Agreement by the joint instructions of the Securityholders’ Agent and Acquirer (which the Securityholders’ Agent and Acquirer shall deliver to the Escrow Agent within three Business Days of the final determination of any such payment obligation pursuant to Section 8.3), and then (ii) subject to Acquirer’s right to offset Damages for which it is entitled to indemnification against the Milestone Payments pursuant to Section 8.8, directly by the Company Securityholders in accordance with their Indemnity Pro Rata Portions, which obligation shall be satisfied by each Company Securityholder, in cash or forfeiture of Acquirer Common Stock, pro rata in proportion to the cash and Acquirer Common Stock (valued at the Applicable Acquirer Stock Price) received by such Company Securityholder as consideration or a Change of Control Payment hereunder pursuant to the Bonus Award Agreements; provided, that any Company Securityholder may elect to satisfy any portion of an indemnification claim payable by the forfeiture of Acquirer Common Stock in cash instead by providing written notice of such election to the Securityholders’ Agent and Acquirer within three Business Days following the final determination of any such payment obligation pursuant to Section 8.3, and upon receipt of such cash payment by the applicable Acquirer Indemnified Parties from such Company Securityholder, Acquirer and the Securityholders’ Agent shall jointly instruct the Escrow Agent to release the corresponding number of shares of Acquirer Common Stock (valued at the Applicable Acquirer Stock Price) to such Company Securityholder. For any indemnification claims satisfied by the forfeiture of Acquirer Common Stock, such Acquirer Common Stock shall be valued at the Applicable Acquirer Stock Price. Each Company Securityholder shall execute any documents and take any actions reasonably requested by Acquirer to give effect to any forfeiture of Acquirer Common Stock to satisfy an indemnification claim in accordance with this Article VIII.

(c)           Within three Business Days following the [***] anniversary of the Closing Date, the Securityholders’ Agent and Acquirer shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release the then remaining Indemnity Escrow Funds (to the extent such funds have not been utilized to pay the Acquirer Indemnified Parties for any indemnification claims under this Article VIII) to the Exchange Agent (with respect to the portion of the Indemnity Escrow Funds payable in respect of shares of Company Capital Stock, Company Warrants and Non-Employee Options) and Acquirer or the Surviving Corporation (with respect to the portion of the Indemnity Escrow Funds payable in respect of Employee Options), as applicable, for further distribution to the Company Securityholders in accordance with their respective Closing Pro Rata Shares pursuant to Section 1.4 and the Escrow Agreement; provided that the Securityholders’ Agent and Acquirer shall instruct the Escrow Agent to retain an amount (up to the total amount of the then remaining Indemnity Escrow Funds) equal to the amount of any claims for indemnification asserted in good faith prior to the [***] anniversary of the Closing Date in accordance with the terms of Section 8.3(a) but which are not yet resolved (including any claims for which the time period to deliver an Indemnification Dispute Notice pursuant to Section 8.3(b) has not yet expired) (each such claim, an “Unresolved Claim”). The amount of the Indemnity Escrow Funds retained for each Unresolved Claim shall be released (to the extent such funds are not utilized to indemnify any Acquirer Indemnified Party for such Unresolved Claim in accordance with the terms of this Agreement) by the Escrow Agent to the Exchange Agent or, for any amount released to holders of Employee Options only, to Acquirer or the Surviving Corporation, as applicable, for further distribution to the Company Securityholders in accordance with their respective Closing Pro Rata Shares or Acquirer, as applicable, in accordance with the prior sentence upon the final and binding resolution of such Unresolved Claim in accordance with this Article VIII (Indemnification) and the Escrow Agreement. Any amounts released pursuant to this Section 8.7 shall be referred to as “Escrow Distributions”).

(d)           Prior to any payment or distribution of any Indemnity Escrow Funds to the Company Securityholders, based on the information provided in the Spreadsheet delivered by the Company to Acquirer prior to the Closing pursuant to Section 5.8, the Securityholders’ Agent shall deliver or cause to be delivered an updated Spreadsheet to Acquirer and the Exchange Agent setting forth the portion of the Indemnity Escrow Funds payable to each Company Securityholder. Acquirer and the Exchange Agent shall be entitled to rely on such updated Spreadsheet without any investigation and none of Acquirer or any of its Affiliates shall have any Liability whatsoever with respect to any such calculations in the updated Spreadsheet.

8.8           Right to Satisfy Indemnification Claims by Reducing Milestone Payments.

(a)           Subject to Section 8.5, Acquirer is expressly authorized, but shall not be obligated, to set off up to 100% of any Damages for which it is entitled to indemnification hereunder (subject to the limitations set forth in Article VIII), following final resolution of the claims set forth in any Indemnification Demand pursuant to Section 8.3 or otherwise pursuant to a final non-appealable order or judgment by a court of competent jurisdiction, against any Milestone Payment or any other payments to be made to the Company Securityholders following the Closing. The reduction or withholding of any Milestone Payment in connection with the offset of any Damages against such Milestone Payment shall be reduced or withheld proportionally in the form of cash and Acquirer Common Stock such that such Milestone Payment shall still be payable 50% in cash and 50% in shares of Acquirer Common Stock valued at the Applicable Acquirer Stock Price, subject to the limitations contained in Section 1.7(a)(vi).

(b)           Notwithstanding anything to the contrary in Section 1.7, but subject to Section 8.8(a), if at the time any Milestone Payment is due and payable there shall be any outstanding Indemnification Demand delivered in accordance with Section 8.3(a), the amount of Damages with respect to which shall not have been finally determined in accordance with this Article VIII, then Acquirer shall be entitled, but shall not be required, to withhold from such Milestone Payment the amount of Damages the Acquirer Indemnified Party reasonably estimates to be subject to such Indemnification Demand. If the final amount of Damages for such Indemnification Demand is determined in accordance with this Article VIII to be less than the amount withheld from such Milestone Payment, then Acquirer shall promptly, and in any event within five Business Days following the final determination of the amount of such Damages, deliver the difference to the Exchange Agent (with respect to the portion of the difference payable in respect of shares of Company Capital Stock, Company Warrants and Non-Employee Options) and Acquirer or the Surviving Corporation (with respect to the portion of the difference payable in respect of Employee Options), as applicable, for distribution to the Company Securityholders in accordance with their respective Closing Pro Rata Shares pursuant to Section 1.4. If the final amount of Damages for such Indemnification Demand is determined in accordance with this Article VIII to exceed the amount by which such Milestone Payment was reduced for such claim, then Acquirer shall continue to be entitled to indemnification for the amount of such excess subject to the terms and conditions of this Article VIII.

8.9           Tax Treatment of Payments. The parties hereto agree to treat any payments made pursuant to this Article VIII as adjustments to the consideration paid to the Company Stockholders under Section 1.3 for all Tax purposes to the maximum extent permitted by Law.

8.10         Indemnification by Acquirer. Subject to the other provisions of this Article VIII, following the Closing, Acquirer shall indemnify the Company Securityholders in respect of, and hold them harmless against, any Damages suffered, incurred or sustained by the Company Securityholders resulting from or arising out of:

(a)           any inaccuracy in or breach of any representation or warranty made by the Acquirer and the Merger Sub in Article III of this Agreement as of the Agreement Date and as if made on the Closing Date (except for representations and warranties that address matters only as to a specified date or dates, which the Acquirer shall indemnify the Company Securityholders for any inaccuracy in or breach of such representations and warranties as of such specified date or dates); and

(b)           any breach or nonfulfillment by Acquirer or the Merger Sub of any of its covenants, obligations or agreements contained in this Agreement required to be performed or complied with by Acquirer or the Merger Sub at or prior to the Closing.

Unless the context requires otherwise, the limitations and indemnification claim provisions set forth in Sections 8.2, 8.3 and 8.5 shall apply to any claims pursuant to this Section 8.10, with references to “Acquirer Indemnified Party” to be read as if they refer to the “Company Securityholders” or, with respect to the indemnification claim and resolution provisions (except provisions relating to an obligation to make or a right to receive any payments), the “Securityholders’ Agent,” references to “Acquirer” to be read as if they refer to the “Securityholders’ Agent” (except provisions relating to an obligation to make or a right to receive any payments) and references to “Company Securityholders” or “Securityholders’ Agent” read as if they refer to “Acquirer”; provided, that (i) references to Section 8.1 shall be deemed to be references to Section 8.10, (ii) the fourth sentence of Section 8.2 shall not apply to limit any right of Acquirer to control the defense of any Third-Party Claim, (iii) the language “and such amounts payable are less than the remaining Indemnity Escrow Funds” in Section 8.2 shall be deemed to be deleted, and (iv) references to Section 8.1 with respect to the indemnification limitations of the Company Securityholders shall be replaced with references to Section 8.10 with respect to the indemnification limitations of Acquirer. Notwithstanding the foregoing, (i) any amount which the Acquirer is liable for under this Section 8.10 shall be satisfied by cash, (ii) for claims based on breaches of warranties pursuant to Section 8.10(a), with the exception of Fraud, the Company Securityholders’ sole and exclusive sources of recovery shall be an amount of cash that equals [***] and (iii) in no event shall Acquirer’s liability to the Company Securityholders in connection with this Agreement or the Transactions exceed [***]. Any amount to be delivered pursuant to this Section 8.10 shall be delivered to the Exchange Agent (with respect to the portion of such amount payable in respect of shares of Company Capital Stock, Company Warrants and Non-Employee Options) and Acquirer or the Surviving Corporation (with respect to the portion of the difference payable in respect of Employee Options), as applicable, for distribution to the Company Securityholders in accordance with their respective Milestone Pro Rata Shares.

Article IX
General Provisions

9.1          Securityholders’ Agent.

(a)          By the adoption of the Merger, and by receiving the benefits hereof, including any consideration payable hereunder, and without any further action of any of the Company Securityholders or the Company, each Company Securityholder shall be deemed to have approved Fortis Advisors LLC, a Delaware limited liability company, as the Securityholders’ Agent as of Closing for all purposes in connection with this Agreement, the Escrow Agreement, the Exchange Agent Agreement and the Securityholders’ Agent Engagement Agreement. The Securityholders’ Agent shall be the exclusive agent, representative and true and lawful attorney-in-fact for and on behalf of the Company Securityholders to: (i) execute, as the Securityholders’ Agent, this Agreement, the Escrow Agreement, the Exchange Agent Agreement and the Securityholders’ Agent Engagement Agreement; (ii) following the Closing, give and receive notices, instructions and communications permitted or required under this Agreement, the Escrow Agreement, the Exchange Agent Agreement or the Securityholders’ Agent Engagement Agreement, for and on behalf of any Company Securityholder, to or from Acquirer relating to this Agreement, the Escrow Agreement, the Exchange Agent Agreement or the Securityholders’ Agent Engagement Agreement and any other matters contemplated by this Agreement, the Escrow Agreement, the Exchange Agent Agreement or the Securityholders’ Agent Engagement Agreement (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Company Securityholder individually); (iii) pursuant to Section 1.6, review, negotiate, object to, accept or agree to Acquirer’s calculation of the Adjusted Cash Consideration (and each of the components thereof); (iv) update the calculations provided in the Spreadsheet and deliver or cause to be delivered an updated version of the Spreadsheet pursuant to Section 1.6 or Article VIII; (v) pursuant to Section 1.7, review, negotiate, object to, accept or agree to Acquirer’s calculation of any Milestone Payment or Net Revenue in any Fiscal Year; (vi) review, negotiate and agree to and authorize Acquirer to reclaim an amount of cash from the Escrow Account pursuant to the terms of Section 1.6 or Article VIII hereof (including by not objecting to such claims); (vii) object to such claims pursuant to Section 1.6 or Article VIII; (viii) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Company Securityholder or deemed necessary or appropriate in the sole judgment of the Securityholders’ Agent in connection with the Securityholders’ Agent’s obligations, powers and authority hereunder, under the Escrow Agreement, the Exchange Agent Agreement or under the Securityholders’ Agent Engagement Agreement and all of the other terms, conditions and limitations of this Agreement, the Escrow Agreement, the Exchange Agent Agreement and the Securityholders’ Agent Engagement Agreement; (ix) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Company Securityholders; (x) following the Closing, consent or agree to any amendment to this Agreement, the Escrow Agreement, the Exchange Agent Agreement or the Securityholders’ Agent Engagement Agreement or to waive any terms and conditions of this Agreement, the Escrow Agreement, the Exchange Agent Agreement or the Securityholders’ Agent Engagement Agreement providing rights or benefits to the Company Securityholders (other than with respect to the issuance of the Merger Consideration) in accordance with the terms hereof or thereof and in the manner provided herein or therein; and (xi) take or refrain from taking any and all actions necessary or appropriate in the sole judgment of the Securityholders’ Agent in connection with the Securityholders’ Agent’s obligations, powers and authority hereunder, under the Escrow Agreement, the Exchange Agent Agreement or under the Securityholders’ Agent Engagement Agreement , in each case without having to seek or obtain the consent of any Person under any circumstance. Notwithstanding the foregoing, the Securityholders’ Agent shall have no obligation to act on behalf of the Company Securityholders, except as expressly provided herein, in the Escrow Agreement, in the Exchange Agent Agreement or in the Securityholders’ Agent Engagement Agreement. Acquirer, Merger Sub and their respective Affiliates (including after the Effective Time, the Surviving Corporation) shall be entitled to rely on the appointment of Fortis Advisors LLC, a Delaware limited liability company, as the Securityholders’ Agent and treat such Securityholders’ Agent as the duly appointed true and lawful attorney-in-fact of each Company Securityholder and as having the duties, power and authority provided for in this Section 9.1. Each Company Securityholder and such Company Securityholder’s successors shall be bound by all actions taken and documents executed by the Securityholders’ Agent under this Agreement, the Escrow Agreement, the Exchange Agent Agreement or the Securityholders’ Agent Engagement Agreement as if expressly confirmed and ratified in writing by such Company Securityholder, and all defenses which may be available to any Company Securityholder to contest, negate or disaffirm the action of the Securityholder’s Agent taken in good faith under this Agreement, the Escrow Agreement, the Exchange Agent Agreement or the Securityholders’ Agent Engagement Agreement are waived, and Acquirer and Merger Sub shall be entitled to rely exclusively on any action or decision of the Securityholders’ Agent. The Person serving as the Securityholders’ Agent may resign at any time and may be removed or replaced from time to time, or if such Person resigns from his, her or its position as the Securityholders’ Agent, then a successor may be appointed, by the Company Securityholders collectively holding a majority of the shares of Company Capital Stock as of immediately prior to the Effective Time (on an as-converted to Company Common Stock basis) as of such time upon not less than 30 days’ prior written notice to Acquirer. The immunities and rights to indemnification shall survive the resignation or removal of the Securityholders’ Agent or any member of the Advisory Group and the Closing and/or any termination of this Agreement, the Escrow Agreement, the Exchange Agent Agreement and the Securityholders’ Agent Engagement Agreement. No bond shall be required of the Securityholders’ Agent.

(b)          Certain Company Securityholders have entered into an engagement agreement (the “Securityholders’ Agent Engagement Agreement”) with the Securityholders’ Agent to provide direction to the Securityholders’ Agent in connection with its services under this Agreement, the Escrow Agreement, the Exchange Agent Agreement and the Securityholders’ Agent Engagement Agreement (such Company Securityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Securityholders’ Agent nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Securityholders’ Agent Group”), shall be liable to any Company Securityholder for any action or failure to act in connection with the acceptance or administration of the Securityholders’ Agent’s responsibilities hereunder, under the Escrow Agreement or under the Securityholders’ Agent Engagement Agreement, unless and only to the extent such action or failure to act constitutes gross negligence or willful misconduct. The Company Securityholders shall indemnify, defend and hold harmless the Securityholders’ Agent Group against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Representative Losses”) arising out of or in connection with this Agreement, the Escrow Agreement, the Exchange Agent Agreement or the Securityholders’ Agent Engagement Agreement, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the bad faith, gross negligence or willful misconduct of the Securityholders’ Agent, the Securityholders’ Agent will reimburse the Company Securityholders the amount of such indemnified Representative Loss to the extent attributable to such bad faith, gross negligence or willful misconduct. Representative Losses may be recovered by the Securityholders’ Agent from (i) the funds in the Expense Fund, (ii) any other funds that become payable to the Company Securityholders under this Agreement at such time as such amounts would otherwise be distributable to the Company Securityholders, and (iii) directly from the Company Securityholders; provided, that while the Securityholders’ Agent may be paid from the aforementioned sources of funds, this does not relieve the Company Securityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred. The Company Securityholders acknowledge that the Securityholders’ Agent shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Exchange Agent Agreement, the Securityholders’ Agent Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Securityholders’ Agent shall not be required to take any action unless the Securityholders’ Agent has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Securityholders’ Agent against the costs, expenses and liabilities which may be incurred by the Securityholders’ Agent in performing such actions. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Securityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholders’ Agent hereunder. The powers, immunities and rights to indemnification granted to the Securityholders’ Agent Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Company Securityholder and shall be binding on any successor thereto; and (ii) subject to the limitations on assignment in Section 1.3(b), shall survive the delivery of an assignment by any Company Securityholder of the whole or any fraction of his, her or its interest in the Adjustment Escrow Fund and/or the Indemnity Escrow Fund.

(c)          After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Securityholders’ Agent that is within the scope of the Securityholders’ Agent’s authority under Section 9.1(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Company Securityholders and shall be final, binding and conclusive upon each such Company Securityholder; and each Acquirer Indemnified Party shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Company Securityholder. Acquirer, Merger Sub and the Surviving Corporation are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Securityholders’ Agent

(d)          The Securityholders’ Agent shall be entitled to (i) rely upon the Spreadsheet delivered by the Company to Acquirer prior to the Closing pursuant to Section 5.8, (ii) rely upon any signature believed by it to be genuine and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Securityholder or party.

9.2           Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) upon transmission, if sent by electronic transmission unless an undelivered or “bounce-back” message is received by the sender), or (c) one Business Day after being sent by courier or express delivery service, provided that in each case the notice or other communication is sent to the address or e-mail address set forth beneath the name of such party below (or to such other address or e-mail address as such party shall have specified in a written notice given to the other parties hereto); provided, further that with respect to notices delivered to the Securityholders’ Agent, such notices shall be delivered solely by email:

(i)               if to Acquirer or Merger Sub, to:

Castle Biosciences, Inc
505 S. Friendswood Drive, 4th Floor
Friendswood, TX 77546
Attention: Frank Stokes and Derek Maetzold
Email: [***] and [***]

with a copy (which shall not constitute notice) to:

Cooley LLP
4401 Eastgate Mall
San Diego, California 92121
Attention: Barbara L. Borden
E-mail: bordenbl@cooley.com

(ii)              if to the Company, to:

AltheaDx, Inc.
3030 Bunker Hill Street

Suite 300

San Diego, CA 92109
Attention: Chief Executive Officer
Email: [***]

with a copy (which shall not constitute notice) to:

Foley & Lardner LLP

555 California Street, Suite 1700

San Francisco, CA 9410
|Attention: Brandee Diamond
Email: bdiamond@foley.com

if to the Securityholders’ Agent, to:

Fortis Advisors LLC
Attention: Notices Department (Project Acorn)
Email: [***]

with a copy (which shall not constitute notice) to:

Foley & Lardner LLP
555 California Street, Suite 1700

San Francisco, CA 9410
|Attention: Brandee Diamond
Email: bdiamond@foley.com

9.3          Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Law, such reference is to such Contract, instrument or Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any person include the successors and permitted assigns of that person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) the phrases “provide to” “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided; (viii) the phrase “made available to” and phrases of similar import means, with respect to any information, document or other material of Acquirer or the Company, that such information, document or material was made available for review and properly indexed by the Company or Acquirer, respectively, and its Representatives in the virtual data room established by Acquirer or the Company, respectively, in connection with this Agreement at least 24 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Acquirer, respectively, or its Representatives at least 24 hours prior to the execution of this Agreement; and (ix) the word “or” shall be inclusive such that for example, “A or B” shall be deemed to mean “A or B or both A and B.” The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

9.4          Amendment. Subject to Law, this Agreement may be amended pursuant to an instrument in writing signed on behalf of Acquirer and (i) prior to the Closing, the Company, or (ii) after the Closing, the Securityholders’ Agent; provided that after the Company Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Law requires further approval by the Company Stockholders without such further approval.

9.5          Extension; Waiver. At any time at or prior to the Closing, any party hereto (except the Securityholders’ Agent) may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Securityholders’ Agent may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party (or the Company in the case of the Securityholders’ Agent) contained herein or in any document delivered pursuant hereto or (C) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party (or the Company in the case of the Securityholders’ Agent) contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (1) prior to the Closing with respect to the Company or the Company Securityholders, signed by the Company, (2) after the Closing with respect to the Company Securityholders, the Securityholders’ Agent or prior to the Closing, the Company, signed by the Securityholders’ Agent and (3) with respect to Acquirer or Merger Sub, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

9.6          Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

9.7          Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Section 5.17 is intended to benefit the Company Indemnified Parties).

9.8          Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer or Merger Sub may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Acquirer or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.9          Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10        Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

9.11        Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located within the State of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions and such documents, and hereby waive, and agree not to assert, as a defense in any Legal Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Legal Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Legal Proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Legal Proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.

9.12        Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.13        WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF, AND AGREES THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES TO IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY LITIGATION.

[Signature Page Next]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Securityholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Castle Biosciences, Inc.

By:	/s/	Derek Maetzold
Name:		Derek Maetzold

Title:	President and Chief Executive Officer

Acorn Merger Sub, Inc.

By:	/s/	Derek Maetzold
Name:		Derek Maetzold

Title:	President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Securityholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

AltheaDx, Inc.

By:	/s/	David Nikodem, Ph.D.
Name:		David Nikodem, Ph.D.
Title:		Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Securityholders’ Agent have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Fortis Advisors LLC

By:	/s/	Ryan Simkin
Name:		Ryan Simkin

Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Definitions

As used herein, the following terms shall have the meanings indicated below:

“2022 Net Revenue” means Net Revenue during FY 2022.

“2022 Net Revenue Acquirer Stock Price” means the volume weighted average price of Acquirer Common Stock, as reported in Bloomberg, for the 20 trading days ended December 30, 2022.

“2023 Net Revenue” means Net Revenue during FY 2023.

“2023 Net Revenue Acquirer Stock Price” means the volume weighted average price of Acquirer Common Stock, as reported in Bloomberg, for the 20 trading days ended December 29, 2023.

“2024 Net Revenue” means Net Revenue during FY 2024.

“2024 Net Revenue Acquirer Stock Price” means the volume weighted average price of Acquirer Common Stock, as reported in Bloomberg, for the 20 trading days ended December 31, 2024.

“Accredited Securityholder” means a Company Stockholder or Company Warrantholder who has completed and delivered to the Company and Acquirer prior to the Closing Date a duly executed AIQ and Lock-Up Agreement, in form and substance reasonably satisfactory to Acquirer, certifying that such Company Stockholder or Company Warrantholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act) or is determined by Acquirer in its reasonable discretion to be an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act).

“Accrued Tax Amount” means an amount equal to the sum of (i) the income Tax liabilities of the Company and its Subsidiaries for any Pre-Closing Tax Period that are unpaid as of 11:59 p.m. Pacific time on the day immediately prior to the Closing Date, calculated by (A) including in taxable income for the Pre-Closing Tax Period any adjustment pursuant to Section 481 of the Code (or any corresponding or similar provision of state, local or foreign Law) resulting from a change in method of accounting for a taxable period ending on or before the Closing Date, (B) including in taxable income for the Pre-Closing Tax Period any advance payments, deferred revenue or other prepaid amounts received or arising before the Closing Date, regardless of when such amounts actually are recognized for income Tax purposes, and (C) including any Taxes imposed on income includible by the Company or any of its Subsidiaries pursuant to Sections 951, 951A or 965 of the Code arising out of, resulting from or attributable to income earned or property held by any Subsidiary of the Company in any Pre-Closing Tax Period, and (ii) any employment or payroll Tax liability of the Company and its Subsidiaries relating to a Pre-Closing Tax Period that is deferred until after the Closing Date pursuant to any Pandemic Response Laws; provided that such amounts shall (1) not be a number less than zero in any jurisdiction or with respect to any taxpaying entity or group, (2) be calculated, except as otherwise set forth in this definition, in a manner consistent with the past practice of the Company, to the extent consistent with Law, and (3) take into account estimated (or other prepaid) Tax payments to the extent that such payments have the effect of reducing (but not below zero) the particular accrued Tax liability in respect of which such payments were made

“Acquirer Common Stock” means Common Stock, par value $0.001 per share, of Acquirer.

“Adjusted Cash Consideration” means (i) the Initial Cash Amount, plus (ii) the Estimated Company Cash, minus (iii) the Estimated Company Debt, minus (iv) the Estimated Unpaid Company Transaction Expenses, plus (v) the amount (if any) by which Estimated Closing Working Capital exceeds Target Working Capital, minus (vi) the amount (if any) by which Target Working Capital exceeds Estimated Closing Working Capital.

“Adjustment Escrow Amount” means $[***].

“Adjustment Escrow Funds” means the Adjustment Escrow Amount, as the same may be increased by investment earnings or decreased by investment losses or payments made in satisfaction of the adjustment payments to Acquirer or the Company Securityholders pursuant to Section 1.6(f).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Aggregate Exercise Amount” means the aggregate exercise price of all In-the-Money Company Options and In-the-Money Company Warrants outstanding as of immediately prior to the Effective Time, as set forth on the Estimated Closing Statement.

“AML Laws” means all applicable laws, judgments, orders, executive orders, decrees, ordinances, directives, rules, regulations, statutes, case law or treaties concerning or related to terrorism financing or money laundering, including the Bank Secrecy Act, 31 U.S.C. §§ 5311 et seq., as amended by the USA PATRIOT Act, and its implementing regulations, the Money Laundering Control Act, 18 U.S.C. §§ 1956 and 1957, and any related or similar rules, regulations or guidelines, which in each case are issued, administered or enforced by any relevant Governmental Entity.

“Anti-Corruption Law” means any applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, and any other applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Applicable Acquirer Stock Price” means (i) with respect to the Stock Consideration Value, the Closing Acquirer Stock Price, (ii) with respect to the 2022 Net Revenue Milestone Payment, the 2022 Net Revenue Acquirer Stock Price, (iii) with respect to the Expanded Coverage Milestone Payment, the Expanded Coverage Milestone Acquirer Stock Price, (iv) with respect to the 2024 Net Revenue Milestone Payment, the 2024 Net Revenue Acquirer Stock Price, and (v) with respect to the 2024 Net Revenue Milestone Payment, the 2024 Net Revenue Acquirer Stock Price.

“Bonus Award Agreements” means those certain Bonus Award Agreements, dated on or around the date hereof, by and between the Company and each of [***], [***] and [***], and each other Bonus Award Agreement entered into by the Company and any employee of the Company following the date hereof but before the Closing Date in accordance with the terms of this Agreement.

“Business” means the business of the Company and its Subsidiaries as currently conducted or as conducted as of the Closing Date, including the development, marketing, sale and license of Company Products.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in Galveston, Texas.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“CLIA” means the Clinical Laboratories Improvements Act of 1967 and Amendments of 1988, and the regulations, rules and guidance promulgated thereunder.

“Closing Acquirer Stock Price” means $[***] per share of Acquirer Common Stock.

“Closing Consideration Amount” means the sum of (i) the Adjusted Cash Consideration, plus (ii) the Stock Consideration Value.

“Closing Company Debt” means the aggregate amount of outstanding Company Debt as of immediately prior to the Effective Time.

“Closing Pro Rata Share” means, with respect to any Company Securityholder, the percentage set forth next to such Company Securityholder’s name on the Spreadsheet, as applicable, calculated by the Company in the Spreadsheet and recalculated from time to time pursuant to an updated Spreadsheet delivered or caused to be delivered by the Securityholders’ Agent as follows (it being understood that the sum of all such percentages shall always equal 100%): the quotient of (i) the portion of (A) the Closing Consideration Amount payable to such Company Securityholder pursuant to Section 1.3(a), plus (B) the Change of Control Payments payable to such Company Securityholder at or around the Closing under a Bonus Award Agreement if such Company Securityholder is a Stock Bonus Recipient, in each case, prior to deducting such Company Securityholder’s contribution to the Adjustment Escrow Amount, Indemnity Escrow Amount and Expense Fund, divided by (ii) (A) the aggregate Closing Consideration Amount, plus (B) the Change of Control Payments payable under the Bonus Award Agreements at or around the Closing to all Stock Bonus Recipients, in each case, prior to deducting the Adjustment Escrow Amount, Indemnity Escrow Amount and Expense Fund.

“Closing Working Capital” means the Net Working Capital as of 11:59 pm (Pacific Time) on the Business Day immediately preceding the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Efforts” means [***].

“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Cash” means the aggregate amount of all unrestricted cash and cash equivalents (excluding security or similar deposits or cash collateral and marketable securities of the Company or its Subsidiaries) determined in accordance with GAAP as of immediately prior to the Effective Time, in each case, including any cash resulting from “inbound” checks, wires, or drafts deposited by the Company or any of its Subsidiaries or initiated for the benefit of an account of the Company or any of its Subsidiaries, as applicable, prior to 11:59 P.M., Pacific Time, on the date immediately prior to the Closing Date that clear thereafter, but reduced by any cash on account of “outbound” checks, wires, or drafts issued by the Company or any of its Subsidiaries or initiated by the Company or any of its Subsidiaries for the benefit of an account of any other Person that is not the Company or any of its Subsidiaries, as applicable, prior to 11:59 P.M., Pacific Time, on the date immediately prior to the Closing Date that clear thereafter.

“Company Common Stock” means, collectively, the Common Stock, par value $0.001 per share, of the Company.

“Company Debt” means, without duplication: (i) all indebtedness of the Company and each of its Subsidiaries for borrowed money (including the principal amount and all accrued interest thereon), (ii) all indebtedness of the Company and each of its Subsidiaries evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities, (iii) all deferred indebtedness of the Company and each of its Subsidiaries for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business), (iv) all outstanding reimbursement obligations of the Company and each of its Subsidiaries with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company or any of its Subsidiaries, (v) all obligations of the Company and each of its Subsidiaries under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (vi) all obligations secured by any Encumbrance existing on property owned by the Company or any of its Subsidiaries, whether or not indebtedness secured thereby will have been assumed, (vii) all premiums, penalties, termination payments, balloon payments, accrued interest, deferred interest, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment or repayment, as a result of the consummation of the Transactions or in connection with any lender consent or termination of Encumbrance, and (viii) all guaranties, endorsements, assumptions and other contingent obligations of the Company and each of its Subsidiaries in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (viii) appertaining to third parties.

“Company Employee” or “Employee” means any and all employees of the Company or any of its Subsidiaries, whether an employment agreement was signed with them or not and any Person with whom an employee-employer relationship may exist between such Person and the Company or any of its Subsidiaries.

“Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to, used or held for use by the Company or any of its Subsidiaries or otherwise used in the conduct of the Business.

“Company Option Plan” means the Company’s 2018 Equity Incentive Plan and the Company’s 2008 Equity Incentive Plan.

“Company Optionholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Options outstanding as of immediately prior to the Effective Time.

“Company Options” means options to purchase shares of Company Capital Stock.

“Company-Owned Intellectual Property” means any and all Intellectual Property Rights that are owned or purported to be owned by, or that is exclusively licensed to, the Company or any of its Subsidiaries, including the IDgenetix Technology.

“Company Preferred Stock” means, collectively, the Company Series 1 Preferred Stock and the Company Series 2 Preferred Stock.

“Company Products” means all products or services currently or at any time produced, developed, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any of its Subsidiaries and all products or services currently under development by the Company or any of its Subsidiaries.

“Company Securityholders” means, collectively, the Company Stockholders, the Company Warrantholders, and the Company Optionholders.

“Company Series 1 Preferred Stock” means the Series 1 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series 1 Warrants” means warrants to purchase shares of Company Series 1 Preferred Stock.

“Company Series 2 Preferred Stock” means the Series 2 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company Intellectual Property or Company Products.

“Company Stockholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.

“Company Transaction Documents” means this Agreement and each other Transaction Document to which the Company is or will be a party.

“Company Transaction Expenses” means the all fees, expenses, costs and payments incurred in connection with or related to the Merger, this Agreement, the other Transactions or any other transaction with respect to the sale of the Company or any of its Subsidiaries, its business, Equity Interests or assets, including any public offering of Equity Interests of the Company or any of its Subsidiaries, and that have been paid or are payable by the Company or any of its Subsidiaries, including any such fees, expenses, costs and payments incurred or payable by employees of the Company, any Subsidiary of the Company or any Company Securityholder that are paid for or to be paid for by the Company or any of its Subsidiaries based on arrangements made by or on behalf of the Company or any of its Subsidiaries prior to the Closing, whether or not billed or accrued prior to, at or after the Closing, including: (i) any fees, expenses and costs of legal counsel and accountants; (ii) the amount of fees, expenses, costs and payments payable to underwriters, financial advisors, investment bankers, brokers, finders, consultants, other third party service providers and other advisors of the Company or any of its Subsidiaries, including any amounts payable with respect to any representations and warranties insurance obtained by or on behalf of the Company or any of its Subsidiaries, if any; (iii) any change of control, bonus, severance, termination or similar payments, management incentive plan payments, including retention payments or obligations or similar amounts that become due and payable by the Company or any of its Subsidiaries in connection with the entry into this Agreement or the consummation of the Merger (but excluding any “double-trigger” payments), and amounts paid to employees in respect of any promised but not granted Company Options (including the Promised Option Grants), including any severance or other payments payable to any Non-Continuing Employee and the cash portion of all payments under the Bonus Award Agreements (collectively, the “Cash Change of Control Payments” and together with the Stock Change of Control Payments, the “Change of Control Payments”); (iv) the amount of the premium payable with respect to the Tail Insurance Coverage; (v) the employer portion of all payroll, employment or similar Taxes incurred in connection with Change of Control Payments or payments of Option Consideration, whether payable by Acquirer, the Surviving Corporation or any of their Affiliates.

“Company Warrantholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Warrants outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Warrants outstanding as of immediately prior to the Effective Time.

“Company Warrants” means warrants to purchase shares of Company Capital Stock.

“Confidential Information” means all confidential or non-public information of the Company or any of its Subsidiaries (including trade secrets, know how and other proprietary and confidential information, including software, source code and executable code, and other databases, data compilations and collections, customer lists, supplier lists, schematics, ideas, algorithms and processes).

“Continuing Employee” means any current employee of the Company or any of its Subsidiaries who continues employment with Acquirer or any of its Subsidiaries (including the Surviving Corporation) after the Effective Time.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.

“Damages” means losses, costs, Taxes, damages and expenses, including reasonable, out-of-pocket and documented attorneys’ fees and expenses, and reasonable, out-of-pocket and documented fees and expenses of other professionals and experts, that have been incurred or properly paid by an Acquirer Indemnified Party; provided, however, that “Damages” shall not include any special, exemplary, or punitive damages (in each case, except to the extent paid or payable by (a) an Acquirer Indemnified Party in connection with an indemnification claim under Section 8.1 or (b) a Company Securityholder in connection with an indemnification claim under Section 8.10, as applicable, to a third party in connection with a Third-Party Claim).

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the Delaware Law in connection with the Merger.

“Employee Option” means each In-the-Money Company Option (or portion thereof) that was granted to the holder in the holder’s capacity as, or that had vesting tied to the holder’s performance of services as, an employee service provider of the Company or any of its Subsidiaries for applicable employment Tax purposes pursuant to the applicable award agreement.

“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental Laws” means all Laws (including common laws), directives, guidance, rules, regulations, orders, treaties, statutes, and codes promulgated by any Governmental Entity relating to pollution, protection of the environment, protection of human health and safety, or which prohibit, regulate or control any Hazardous Substance or Hazardous Substance Activity.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Amount” means the sum of the Adjustment Escrow Amount and the Indemnity Escrow Amount.

“Escrow Funds” means the Adjustment Escrow Funds and the Indemnity Escrow Funds.

“Estimated Closing Statement” means a certificate executed by the Chief Financial Officer of the Company, certifying the Company’s good faith estimate of: (i) the calculation of Company Cash (the “Estimated Company Cash”), (ii) the Closing Company Debt (the “Estimated Company Debt”), including an itemized list of each such item of Closing Company Debt with a description of the nature of such Closing Company Debt and the Person to whom such Closing Company Debt is owed, (iii) an itemized list of any Unpaid Company Transaction Expenses (the “Estimated Unpaid Company Transaction Expenses”) and the Persons to whom such Unpaid Company Transaction Expenses are owed, (iv) the calculation of Closing Working Capital (the “Estimated Closing Working Capital”), (v) the calculation of the Aggregate Exercise Amount (the “Estimated Aggregate Exercise Amount”), and (vi) the calculation of the Adjusted Cash Consideration, the Stock Consideration Value and the Total Closing Common Consideration Value (including each component of each of such calculations).

“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expanded Coverage Milestone Acquirer Stock Price” means the volume weighted average price of Acquirer Common Stock, as reported in Bloomberg, for the 20 trading days ended on the day on which the Expanded Coverage Milestone Payment becomes payable in pursuant to Section 1.7(a)(ii).

“FDA” means the U.S. Food and Drug Administration.

“Fiscal Year” means FY 2022, FY 2023 or FY 2024.

“Fraud” means actual and intentional fraud (with elements of scienter and reliance) under Delaware Law in the making of any representations and warranties contained in this Agreement or any certificate delivered pursuant to this Agreement.

“Fully Diluted Company Capital Stock” means the sum, without duplication, of (i) aggregate number of shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time (on an as-converted to Company Common Stock basis), (ii) the aggregate number of shares of Company Common Stock that are issuable upon the exercise of In-the-Money Company Options (whether vested or unvested) that are issued and outstanding immediately prior to the Effective Time, (iii) the aggregate number of shares of Company Common Stock that are issuable upon the exercise of In-the-Money Company Warrants (whether vested or unvested) that are issued and outstanding immediately prior to the Effective Time, and (iv) the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to any direct or indirect, vested or unvested, rights (other than Company Options and Company Warrants) to acquire shares of Company Capital Stock on an as-converted-to-Company Common Stock basis (whether or not immediately exercisable) outstanding immediately prior to the Effective Time; provided that in accordance with Sections 1.3(a)(iv) and 1.3(a)(v) of this Agreement, the number of shares of Company Common Stock that would have been issuable upon the exercise of In-the-Money Company Options and In-the-Money Company Warrants will be redetermined in connection with each payment of any Excess Amount and each Milestone Payment, which may result in an increase in the Fully Diluted Company Capital Stock.

“FY 2022” means the period from January 1, 2022 to and including December 31, 2022.

“FY 2023” means the period from January 1, 2023 to and including December 31, 2023.

“FY 2024” means the period from January 1, 2024 to and including December 31, 2024.

“GAAP” means United States generally accepted accounting principles.

“Government Contract” means any contract, task order, delivery order, purchase order, grant, or other binding commitment between the Company or any of its Subsidiaries and a Governmental Entity. “Government Contract” also includes any subcontract, subgrant, reseller agreement, or other agreement (at any tier) of the Company or any of its Subsidiaries (i) with another entity under a prime contract held by the Company or any of its Subsidiaries and (ii) with another entity that holds either a prime contract or other agreement with such a governmental agency or a subcontract or other agreement (at any tier) under such a prime contract.

“Government Contract Bid” means any quotation, offer, bid or proposal made by the Company or any of its Subsidiaries that, if accepted, would result in or lead to a Government Contract. For avoidance of doubt, the term Government Contract Bid includes only quotations, offers, bids or proposals that have not expired and for which award has not been made.

“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity, or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, or any governmental regulatory authority involved in regulating any aspect of the market approval, sale, distribution or use of a Company Product, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Tax authority or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency,

“Hazardous Substance” means any material, waste, emission, or substance that has been designated by Law (including federal, state, foreign and local Law), or by any Governmental Entity pursuant to authority provided by applicable federal, state or local Law to be radioactive, toxic, a pollutant, a contaminant, hazardous, or otherwise a danger to health, reproduction, or the environment.

“Hazardous Substance Activity” means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, labeling, exposure of others to, sale, or distribution of any Hazardous Substance or any product or waste containing a Hazardous Substance, including any required payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements (including RoHS, WEEE, and China RoHS) mandated by Law.

“Health Laws” means all Laws pertaining to health care regulatory matters to the extent applicable to the Business, including, but not limited to: (i) the Medicare statute (Title XVIII of the Social Security Act, 42 U.S.C. § 1395 et seq.), the Medicaid statute (Title XIX of the Social Security Act, 42 U.S.C. § 1396 et seq.), including the Medicare Advantage program and any other federal, state or local governmental health care programs, including applicable program requirements; (ii) any criminal Laws relating to health care, including all criminal false claims statutes (e.g., 18 U.S.C. Sections 287 and 1001) and the Eliminating Kickbacks in Recovery Act (18 U.S.C. § 220); (iii) the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; (iv) all Laws concerning the privacy or security of sensitive health data, including HIPAA (42 U.S.C. §§ 1320d-1329d-8), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.); (v) all Laws relating to health care fraud and abuse, including but not limited to the civil False Claims Act of 1863 (31 U.S.C. Section § 3729 et seq.), the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b) et seq.), and the Stark Act (42 U.S.C. § 1395nn); (vi) all federal and state self-referral prohibitions, state anti-kickback, illegal remuneration and provider conflict of interest Laws; (vii) the Exclusions Law (42 U.S.C. Section 1320a-7); (viii) the CLIA; (ix) all applicable state Laws governing laboratory and laboratory personnel licensure; (x) the Federal Food, Drug, and Cosmetic Act, including the rules, regulations, and guidance promulgated thereunder; (xi) the Public Health Service Act, and the rules, regulations, and guidance promulgated thereunder; and (xii) all other applicable quality, safety certification and accreditation standards and requirements, including any Law the purpose of which is to ensure the safety, efficacy and quality of medical, biotechnology, diagnostic and similar products by regulating the research, development, manufacturing and distribution of these products, including, but not limited to, Laws relating to good laboratory practices, good clinical practices, investigational use, product marketing authorization, manufacturing facilities compliance and approval, good manufacturing practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports.

“IDgenetix Technology” means the Company’s proprietary technology and bioinformatic algorithms used to (i) analyze individual patient genes and gene mutations that influence the function of drug metabolizing enzymes and patient-specific genetic responses to medications, (ii) screen for metabolic interactions caused by concomitant use of certain commonly prescribed drugs with other prescription drugs, over the counter drugs and herbal medications and (iii) provide tailored treatment recommendations for each patient using its bioinformatic algorithm to integrate patient specific information with comprehensive genetic results.

“IDgenetix Test” means molecular pharmacogenetic tests performed with the Company’s IDgenetix Technology, including the test for depression and anxiety offered by the Company on the date of this Agreement under the brand name NeuroIDgenetix.

“Indemnity Escrow Amount” means $[***].

“Indemnity Escrow Funds” means the cash and Acquirer Common Stock in the Escrow Account at any given time (other than the Adjustment Escrow Funds), as the same may be increased, with respect to the cash portion thereof, by investment earnings or decreased by investment losses, the indemnification obligations owed to Acquirer Indemnified Parties from time to time or amounts released to the Acquirer Indemnified Parties or Exchange Agent, Acquirer or the Surviving Corporation for further payment to the Company Securityholders pursuant to Section 8.7.

“Indemnity Pro Rata Portion” means, with respect to any Company Securityholder, the percentage set forth next to such Company Securityholder’s name on the Spreadsheet or Milestone Payment Schedule, as applicable, calculated by the Company in the Spreadsheet and recalculated from time to time pursuant to an updated Spreadsheet or Milestone Payment Schedule delivered or caused to be delivered by the Securityholders’ Agent as follows (it being understood that the sum of all such percentages shall always equal 100%): the quotient of (i) (A) the portion of the Merger Consideration paid to such Company Securityholder plus (B) the aggregate amount of Change of Control Payments paid to such Company Securityholder pursuant to the Bonus Award Agreements, divided by (ii) (A) the aggregate Merger Consideration paid to all Company Securityholders, in each case, prior to any Tax withholding and valuing shares of Acquirer Common Stock issued at the Applicable Acquirer Stock Price plus (B) the aggregate amount Change of Control Payments paid to all Company Securityholders pursuant to the Bonus Award Agreements.

“Initial Cash Amount” means $32,500,000.

“Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, which may exist or be created under the laws of any and all jurisdictions throughout the world, in any and all media, for the entire duration of such rights: (i) patents, industrial property rights, utility models, industrial designs, and all applications therefor and all reissues, divisions, re-examinations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in, arising out of, or associated with inventions and discoveries anywhere in the world (whether or not patentable), including invention disclosures, improvements, concepts, methods, processes, protocols, specifications, designs, formulae, patterns, and techniques and other forms of technology; (ii) rights in, arising out of, or associated with Confidential Information; (iii) trade names, logos, trade dress, trademarks and service marks and other source identifiers, and all registrations and applications therefor, and any and all goodwill associated with and symbolized by the foregoing items; (iv) Internet domain names, domain name applications and registrations, social media accounts, Internet and World Wide Web URLs or addresses and similar rights, and any and all goodwill associated with and symbolized by the foregoing items; (v) works of authorship and rights in, arising out of, or associated therewith, including copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, software, source code and executable code (whether embodied in software, firmware or otherwise), programs, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, files, records, schematics, data, data structures, databases, data compilations and collections, database rights, mask works, mask work rights, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, genomic or patient data databases, and moral and economic rights of authors and inventors, however denominated; (vi) rights of privacy and publicity; (vii) all similar or equivalent rights to any and all of the foregoing in (i) through (vi); (viii) all tangible embodiments of the foregoing in (i) through (vii) (including samples, summaries and studies); and (ix) all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“IP Representations” means, collectively, the representations and warranties in [***].

“IRS” means the United States Internal Revenue Service.

“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the actual knowledge, in the case of the Company, of any of the Key Employees of such fact, circumstance, event or other matter after reasonable inquiry.

“Law” means any applicable U.S. or non-U.S. federal, state, provincial, local, self-regulatory organization, municipal or other law, statute, ordinance, rule, regulation, published administrative position, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling, requirement or principle of common law, or any Order or award, in any case, issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity, including AML Laws, Anti-Corruption Laws, Environmental Laws, Health Laws, State Licensing Laws, OFAC Laws, Unclaimed Property Laws, Tax laws, data privacy laws, and data security laws.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom brought before any Governmental Entity or arbitrator.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“Material Adverse Effect” with respect to any Person, means any change, event, development, state of facts, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets (including intangible assets), operations or results of operations of such Person and its Subsidiaries, taken as a whole, except to the extent (and only to the extent) that any such Effect results from: (A) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally; (B) conditions in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (1) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (2) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (C) changes in the molecular diagnostics industry; (D) changes in Law or (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof); (E) the effect of any change arising in connection with earthquakes, fires, hurricanes, tsunamis, tornadoes, floods, mudslides and other similar destructive natural events, any epidemics or pandemics (including COVID-19) or any act of God, or any Law issued by a Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19); (F) political conditions in the United States or the effect of any change arising in connection with acts of war, sabotage or terrorism or military actions, sabotage, curfews, riots, demonstrations or public disorders or any worsening or escalation of the foregoing; (G) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby; (H) any failure by such Person to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); or (I) any action or omission required pursuant to, or permitted under, the terms of this Agreement, or taken or omitted with the written consent of Acquirer, except in the case of this clause (I) any action required to be taken or restricted from being taken pursuant to Article IV; except, in the case of clauses (A) through (F), to the extent that any of such Effects affect such Person disproportionately as compared to other molecular diagnostics companies in the United States; or (ii) materially and adversely affects, or would reasonably be likely to materially and adversely affect, such Person’s ability to perform or comply with the material covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement and Law.

“Maximum Milestone Payments” means an amount equal to $75,000,000.

“Merger Consideration” means, collectively, the cash and Acquirer Common Stock to which the Company Securityholders shall become entitled pursuant to pursuant to Section 1.3(a)(i), Section 1.3(a)(ii), Section 1.3(a)(iii), Section 1.3(a)(iv), and Section 1.3(a)(v), which, for the avoidance of doubt, includes any Excess Amount (if and when payable), and any Milestone Payments (if and when earned) pursuant to Section 1.7, and any portion of the Adjustment Escrow Funds, Indemnity Escrow Funds or Expense Fund that become payable to the Company Securityholders pursuant to Section 1.3(c), Section 1.6 or Article VIII.

“Milestone Pro Rata Share” means, with respect to any Company Securityholder, the percentage set forth next to such Company Securityholder’s name on the Spreadsheet or Milestone Payment Schedule, as applicable, calculated in accordance with the Certificate of Incorporation, calculated by the Company in the Spreadsheet and recalculated pursuant to an updated Spreadsheet or Milestone Payment Schedule delivered or caused to be delivered from time to time by the Securityholders’ Agent as follows (it being understood that the sum of all such percentages shall in no event be greater than 100%):

(i)               until such time as the Remaining Liquidation Preference Amount has been paid to the holders of Company Series 1 Preferred Stock, Company Series 2 Preferred Stock and Company Series 1 Warrants as of immediately prior to the Effective Time (which shall include, for the avoidance of doubt, such holders’ Closing Pro Rata Shares of the Adjustment Escrow Amount, Indemnity Escrow Amount and Expense Fund), the quotient of (A) the amount of the Remaining Liquidation Preference Amount payable to such Company Securityholder in accordance with the Certificate of Incorporation, divided by (B) the amount of the Remaining Liquidation Preference Amount payable to all Company Securityholders; and

(ii)              as of such time as the Remaining Liquidation Preference Amount has been paid to the holders of Company Series 1 Preferred Stock, Company Series 2 Preferred Stock and Company Series 1 Warrants as of immediately prior to the Effective Time, the quotient of (A) (1) the aggregate number of shares of Company Capital Stock held by such Company Securityholder as of immediately prior to the Effective Time (on an as-converted to Company Common Stock basis), plus (2) the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to any In-the-Money Company Options held by such Company Securityholder as of immediately prior to the Effective Time, plus (3) the aggregate number of shares of Company Capital Stock purchasable under or otherwise subject to any In-the-Money Company Warrants (on an as-converted to Company Common Stock basis with respect to any In-the-Money Company Warrants exercisable for Company Preferred Stock) held by such Company Securityholder as of immediately prior to the Effective Time, divided by (B) the Participating Share Number.

“Nasdaq” means the NASDAQ Global Market.

“Net Revenue” means the amounts, determined in accordance with GAAP and Acquirer’s revenue recognition policies, that Acquirer and its Subsidiaries recognized (or would have recognized, with respect to the portion of any relevant period that precedes the Closing) as revenue for providing IDgenetix Tests for customers during the relevant period [***], reduced only by the following amounts to the extent allocable to such sales of IDgenetix Tests to third parties and to the extent consistent with Acquirer’s practices for products of like character: [***]. When calculating the Net Revenue for any period, the amount of such sales in foreign currencies shall be converted into United States dollars pursuant to the applicable foreign exchange rate used by Acquirer in its financial reporting in accordance with GAAP for such period. For the avoidance of doubt, the transfer of IDgenetix Tests between or among Acquirer and any of its Subsidiaries shall not be considered a sale or result in the recognition of any revenue.

“Net Working Capital” means, as of any time of determination, the aggregate amount of current assets of the Company and its Subsidiaries as of such time listed as categories of current assets in Exhibit L, minus the aggregate amount of current liabilities of the Company and its Subsidiaries as of such time listed as categories of current liabilities in Exhibit L, in each case determined on a consolidated basis in accordance with GAAP. Notwithstanding anything to the contrary in the foregoing, “Net Working Capital” shall (a) not include any amounts included in the calculation of Unpaid Company Transaction Expenses, Company Debt, or Company Cash, (b) not include any amounts with respect to Tax assets and (c) include Tax liabilities (provided that Taxes included in the “Accrued Tax Amount” shall be calculated in accordance with the definition thereof, regardless of whether or not such Taxes would be current liabilities under GAAP).

“Non-Continuing Employee” means each Employee who does not continue employment with Acquirer or any of its Subsidiaries (including the Surviving Corporation) following the Closing.

“Non-Employee Option” means each In-the-Money Company Option (or portion thereof) that is not an Employee Option.

“OFAC Laws” means all Laws (1) administered and enforced in whole or in part by the Office of Foreign Assets Control of the United States Department of the Treasury or (2) otherwise relating to the enforcement of economic and trade sanctions based on United States foreign policy and national security goals, including, but not limited to, the following (together with their implementing regulations, in each case, as amended from time to time): the International Security and Development Cooperation Act (ISDCA) (22 U.S.C. §23499aa-9 et seq.); the Trading with the Enemy Act (TWEA) (50 U.S.C. §5 et seq.); the International Emergency Economic Powers Act (50 U.S.C. §1701 et seq.); the Antiterrorism and Effective Death Penalty Act (8 U.S.C. §1189 et seq.); and the United Nations Participation Act (22 U.S.C. §287c et seq.).

“Option Consideration” means, for any In-the-Money Company Option: an amount in cash, without interest, equal to the product of (i) the Spread Value of such In-the-Money Company Option multiplied by (ii) the number of shares of Company Common Stock that were subject to such In-the-Money Company Option immediately prior to the Effective Time.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, corporate integrity agreement, deferred prosecution agreement, settlement agreement, rule, preliminary or permanent injunction, temporary restraining order or other order.

“ordinary course of business” means any action taken by a Person if: (i) such action is consistent with such Person’s past practice, (ii) is taken in the ordinary course of such Person’s normal day-to-day operations and (iii) such action is not required under Law or the organizational documents of such Person to be authorized by such Person’s stockholders, board of directors or any committee thereof and does not require any other separate or special authorization pursuant to any Contract or Law.

“Pandemic Response Laws” means the CARES Act, the Families First Act, the COVID-related Tax Relief Act of 2020, the Payroll Tax Executive Order, and any other similar or additional federal, state, local, or foreign Law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.

“Participating Share Number” means the sum, without duplication, of (i) aggregate number of shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time (on an as-converted to Company Common Stock basis), plus (ii) the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to any In-the-Money Company Options, plus (iii) the aggregate number of shares of Company Capital Stock purchasable under or otherwise subject to any In-the-Money Company Warrants (on an as-converted to Company Common Stock basis with respect to any In-the-Money Company Warrants exercisable for Company Preferred Stock), plus (iv) the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to any direct or indirect, vested or unvested, rights (other than Company Options or Company Warrants) to acquire shares of Company Capital Stock on an as-converted-to-Company Common Stock basis (whether or not immediately exercisable) outstanding immediately prior to the Effective Time.

“Payroll Tax Executive Order” means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notice 2020-65).

“Per Share Cash Percentage” means (i) with respect to shares of Company Capital Stock or shares of Company Capital Stock subject to Company Warrants held by Unaccredited Securityholders, 100% and (ii) with respect to shares of Company Capital Stock or shares of Company Capital Stock subject to Company Warrants held by Accredited Securityholders, the percentage resulting from dividing (i) the sum of (A) the Adjusted Cash Consideration, minus (B) the Total Unaccredited Stockholder Cash Amount, minus (C) the aggregate Option Consideration, minus (D) the Total Unaccredited Warrantholder Cash Amount by (ii) the sum of (A) the Adjusted Cash Consideration, plus (B) the Stock Consideration Value.

“Per Share Closing Consideration” means, for any share of Company Capital Stock, (i) an amount in cash (which may be equal to zero), without interest, equal to the product of (A) the Per Share Closing Total Value multiplied by (B) the Per Share Cash Percentage and (ii) a number of shares (which may be equal to zero) of Acquirer Common Stock equal to the quotient of (A) the product of (1) the Per Share Closing Total Value multiplied by (2) the Per Share Stock Percentage divided by (B) the Closing Acquirer Stock Price.

“Per Share Closing Total Value” means (i) if the Total Closing Common Consideration Value is greater than zero, an amount equal to the quotient of (A) the sum of (1) the Total Closing Common Consideration Value, plus (2) the Estimated Aggregate Exercise Amount, divided by (B) the Fully Diluted Company Capital Stock, and (ii) if the Total Closing Common Consideration Value is zero, zero.

“Per Share Closing Warrant Consideration” means, (i) for any In-the-Money Company Warrant held by an Accredited Securityholder, (A) an amount in cash, without interest, equal to the product of (1) the Spread Value of such Company Warrant multiplied by (2) the Per Share Cash Percentage and (B) a number of shares of Acquirer Common Stock equal to the quotient of (1) the product of (x) the Spread Value of such Company Warrant multiplied by (y) the Per Share Stock Percentage divided by (2) the Closing Acquirer Stock Price and (ii) for any In-the-Money Company Warrant held by an Unaccredited Securityholder, the Unaccredited Warrantholder Per Share Cash Amount.

“Per Share Stock Percentage” means the percentage equal to (i) 100%, minus (ii) the Per Share Cash Percentage.

“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established on the face of the Company Balance Sheet in accordance with GAAP; (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (iv) statutory liens in favor of carriers, warehousemen, mechanics, workmen, repairmen, materialmen and other similar Persons, to secure claims for labor, materials or supplies and other like liens; (v) liens in favor of customs and revenue authorities arising as a matter of Law to secure payments of customs duties in connection with the importation of goods; (vi) encumbrances created or incurred by any owner, landlord, sublandlord or other Person that do not materially detract from the use of the applicable property, (vii) easements, rights of way, zoning ordinances and other similar encumbrances affecting real property occupied by the Company or any of its Subsidiaries that do not materially detract from the use of such property; (viii) encumbrances in respect of pledges or deposits under workers’ compensation laws or similar legislation, unemployment insurance or other types of social security; and (ix) any other encumbrances that are not, individually or in the aggregate, material to the Company or any of its Subsidiaries.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Personal Data” means any information that constitutes “personal information,” “personal data,” “individually identifiable health information,” “protected health information,” “personally identifiable information” or similarly defined term under Applicable Privacy Laws applicable to the Company, its Subsidiaries, or the Business.

“PPP” means the Paycheck Protection Program administered by the SBA.

“PPP Loan” means the PPP loan number [***] provided to the Company by [***] for the principal amount of $[***].

“Pre-Closing Tax Period” means any taxable period or portion thereof ending on or prior to the Closing Date, including the portion of any Straddle Tax Period ending on and including the Closing Date.

“Pre-Closing Taxes” means any and all Taxes (i) of the Company and each of its Subsidiaries relating or attributable to any Pre-Closing Tax Period, including any Taxes that are not yet due and payable (including any deferred payroll taxes), (ii) of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or non-U.S. Law or regulation, (iii) of any Person other than the Company or any of its Subsidiaries imposed on the Company or any of its Subsidiaries as a transferee or successor, by Contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing, or (iv) arising in connection with any payment required pursuant to, or arising as a result of, the Transactions, including the Company Securityholders’ share of Transfer Taxes pursuant to Section 5.13(c); provided, however, that Pre-Closing Taxes shall not include Acquirer’s share of Transfer Taxes pursuant to Section 5.13(c). For this purpose, in the case of Taxes based on income, sales, proceeds, profits, receipts, wages, compensation or similar items and all other Taxes that are not imposed on a periodic basis, the amount of such Taxes that have accrued through the Closing Date for a Straddle Tax Period shall be deemed to be the amount that would be payable if the taxable year or period ended at the end of the day on the Closing Date based on an interim closing of the books (and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), as if the taxable period of such partnership or other “flowthrough” entity or “controlled foreign corporation” ended as of the end of the Closing Date), except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing), shall be allocated on a per diem basis. In the case of any other Taxes that are imposed on a periodic basis for a Straddle Tax Period, the amount of such Taxes that have accrued through the Closing Date shall be the amount of such Taxes for the relevant period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period.

“Process” or “Processing” means, with respect to data, any operation or set of operations such as collection, receipt, recording, organization, safeguarding, security, structuring, storage, adaptation, enhancement, enrichment or alteration, ingestion, compilation, combination, retrieval, consultation, analysis, use, disclosure by transmission, sharing, transfer, dissemination or otherwise making available, alignment or combination, restriction, de-identification, erasure or destruction.

“Registered” means registered with or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Remaining Liquidation Preference Amount” means (i) if prior to giving effect to the provisos (if applicable) in the definitions of Series 1 Liquidation Preference Per Share and Series 2 Liquidation Preference Per Share, (A) the sum of (1) the Adjusted Cash Consideration plus (2) the Stock Consideration Value exceeds (B) the Total Liquidation Preference, $0 and (ii) if prior to giving effect to the provisos in the definitions of Series 1 Liquidation Preference Per Share and Series 2 Liquidation Preference Per Share, (A) the Total Liquidation Preference exceeds (B) the sum of (1) the Adjusted Cash Consideration plus (2) the Stock Consideration Value (the excess of clause (A) over clause (B), the “Liquidation Preference Shortfall”), an amount equal to the Liquidation Preference Shortfall (prior to giving effect to in the definitions of Series 1 Liquidation Preference Per Share and Series 2 Liquidation Preference Per Share).

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Sanctions” means any and all economic sanctions, trade sanctions, financial sanctions, sectoral sanctions, trade embargoes, anti-terrorism laws and other sanctions laws, regulations or embargoes, including those imposed, administered or enforced from time to time by (i) the United States of America, including those administered by OFAC, the U.S. Department of State, the U.S. Department of Commerce, or through any existing executive order, (ii) the United Nations Security Council, (iii) the European Union or any European Union member state, (iv) Her Majesty’s Treasury of the United Kingdom, or (v) any other relevant Governmental Entity.

“Sanctions Target” means any Person (i) that is the subject or target of any Sanctions, (ii) named in any Sanctions-related list maintained by OFAC, the U.S. Department of State, the U.S. Department of Commerce or the U.S. Department of the Treasury, including the OFAC list of “Specially Designated Nationals and Blocked Persons,” (iii) operating, organized or resident in a country or territory that is itself the subject of territory-wide sanctions, (iv) with which any party is prohibited from dealing or otherwise engaging in any transaction by any Sanctions or (v) owned or controlled by any such Person or Persons described in the foregoing clauses (i)-(v).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Non-U.S. Political Figure” means (i) a senior official in the executive, legislative, administrative, military, or judicial branches of a non-U.S. government (whether elected or not), (ii) a senior official of a major non-U.S. political party, (iii) a senior executive of a non-U.S. government-owned corporation or (iv) any corporation, business, or other entity that has been formed by, or for the benefit of, any individual described in clauses (i), (ii), or (iii) of this definition.

“Series 1 Closing Per Share Consideration” means, for any share of Company Series 1 Preferred Stock, (i) an amount in cash, without interest, equal to the product of (A) the Series 1 Closing Per Share Value multiplied by (B) the Per Share Cash Percentage, and (ii) a number of shares of Acquirer Common Stock equal to the quotient of (A) the product of (1) the Series 1 Closing Per Share Value multiplied by (2) the Per Share Stock Percentage divided by (B) the Closing Acquirer Stock Price.

“Series 1 Closing Per Share Value” means an amount equal to (i) the Series 1 Liquidation Preference Per Share plus (ii) the Per Share Closing Total Value.

“Series 1 Liquidation Preference Per Share” means with respect to any share of Company Series 1 Preferred Stock (including any share of Company Series 1 Preferred Stock purchasable under or otherwise subject to any Company Series 1 Warrant), the sum of (i) $1.1541 multiplied by three, plus (ii) the accruing dividends at the rate per annum of $0.0692 per share that have accrued (if any) on such share of Company Series 1 Preferred Stock pursuant to Article 4(B)(1)(a) of the Certificate of Incorporation; provided, that if prior to giving effect to this proviso and the proviso in the definition of “Series 2 Liquidation Preference Per Share,” the Total Liquidation Preference exceeds the sum of (A) the Adjusted Cash Consideration plus (B) the Stock Consideration Value, then the Series 1 Liquidation Preference Per Share for each share of Company Series 1 Preferred Stock (including any share of Company Series 1 Preferred Stock purchasable under or otherwise subject to any Company Series 1 Warrant) and the Series 2 Liquidation Preference Per Share for each share of Company Series 2 Preferred Stock shall be reduced on a pro rata basis until the Total Liquidation Preference is equal to the sum of (A) the Adjusted Cash Consideration plus (B) the Stock Consideration Value.

“Series 1 Warrants Aggregate Exercise Amount” means the aggregate exercise price of all Company Series 1 Warrants outstanding as of immediately prior to the Effective Time, as set forth on the Estimated Closing Statement.

“Series 2 Closing Per Share Consideration” means, for any share of Company Series 2 Preferred Stock, (i) an amount in cash, without interest, equal to the product of (A) the Series 2 Closing Per Share Value multiplied by (B) the Per Share Cash Percentage, and (ii) a number of shares of Acquirer Common Stock equal to the quotient of (A) the product of (1) the Series 2 Closing Per Share Value multiplied by (2) the Per Share Stock Percentage divided by (B) the Closing Acquirer Stock Price.

“Series 2 Closing Per Share Value” means an amount equal to (i) the Series 2 Liquidation Preference Per Share plus (ii) the Per Share Closing Total Value.

“Series 2 Liquidation Preference Per Share” means with respect to any share of Company Series 2 Preferred Stock, the sum of (i) $1.3849 multiplied by three, plus (ii) the accruing dividends at the rate per annum of $0.0831 per share that have accrued on such share of Company Series 2 Preferred Stock pursuant to Article 4(B)(1)(a) of the Certificate of Incorporation; provided, that if prior to giving effect to this proviso and the proviso in the definition of “Series 1 Liquidation Preference Per Share,” the Total Liquidation Preference exceeds the sum of (A) the Adjusted Cash Consideration plus (B) the Stock Consideration Value, then the Series 2 Liquidation Preference Per Share for each share of Company Series 2 Preferred Stock and the Series 1 Liquidation Preference Per Share for each share of Company Series 1 Preferred Stock (including any share of Company Series 1 Preferred Stock purchasable under or otherwise subject to any Company Series 1 Warrant) shall be reduced on a pro rata basis until the Total Liquidation Preference is equal to the sum of (A) the Adjusted Cash Consideration plus (B) the Stock Consideration Value.

“Software” means all computer software, the tangible media on which it is recorded (in any form) and all supporting documentation, including, without limitation, input and output format, program listings, narrative descriptions, source code, object code, executable code, algorithms, logic and development tools, operating instructions, construction and design specifications, training materials and user manuals, and data and databases, including those pertaining to the design, operation, maintenance, support, development, performance, and configuration of such software, together with all translations, adaptations, modifications, derivations, combinations and derivative works thereof.

“Specified Representations” means, collectively, the representations and warranties set forth in [***].

“Spread Value” means, with respect to any In-the-Money Company Option or In-the-Money Company Warrant, an amount equal to (i) the Per Share Closing Total Value or, in the case of Company Series 1 Warrants, the Series 1 Closing Per Share Value, minus (ii) the per share exercise price of such In-the-Money Company Option or In-the-Money Company Warrant, as applicable.

“Stock Bonus Recipients” means, collectively, [***] and [***].

“Stock Consideration Value” means (i) $32,500,000 minus (ii) the aggregate value of the Acquirer Common Stock portion of all payments under the Bonus Award Agreements (the “Stock Change of Control Payments”).

“Straddle Tax Period” means any taxable period beginning on or before and ending after the Closing Date.

“Subsidiary” means when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity, or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests), are, as of such date, owned by such Person or one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries of such Person.

“Takeover Inquiry” means, with respect to the Company, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company to Acquirer) that would reasonably be expected to lead to an Takeover Proposal.

“Takeover Proposal” means an offer, proposal or indication of interest involving the Company or any of its Subsidiaries and any third party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any third party, directly or indirectly, of any class of outstanding voting or equity securities of the Company, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of the outstanding voting or equity securities of the Company, (ii) any merger, acquisition, amalgamation, consolidation, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, the business of which constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, on a consolidated basis, or (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, on a consolidated basis, in each case other than any such transaction with Acquirer or any of its Affiliates; provided, however, that a “Takeover Proposal” shall not include (or take into account) any securities issued pursuant to the exercise, exchange or conversion of securities outstanding on the date of this Agreement.

“Target Working Capital” means an amount equal to $[***].

“Tax” means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity, (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Representations” means the representations and warranties set forth in Section 2.12.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment or amendment thereto, and information returns and reports) filed or required to be filed with respect to Taxes.

“Third-Party Intellectual Property” means any and all Intellectual Property Rights owned or purported to be owned by a third party.

“Total Closing Common Consideration Value” means the sum of (i) the Adjusted Cash Consideration, plus (ii) the Stock Consideration Value, minus (iii) the Total Liquidation Preference.

“Total Series 1 Liquidation Preference” means the aggregate Series 1 Liquidation Preference Per Shares of all shares of Company Series 1 Preferred Stock that are issued and outstanding immediately prior to the Effective Time and the aggregate number of shares of Company Series 1 Preferred Stock purchasable under or otherwise subject to any Company Series 1 Warrants outstanding as of immediately prior to the Effective Time.

“Total Series 2 Liquidation Preference” means the aggregate Series 2 Liquidation Preference Per Shares of all shares of Company Series 2 Preferred Stock that are issued and outstanding immediately prior to the Effective Time.

“Total Liquidation Preference” means the sum of (i) the Total Series 1 Liquidation Preference plus (ii) the Total Series 2 Liquidation Preference minus (iii) the Series 1 Warrants Aggregate Exercise Amount.

“Total Unaccredited Stockholder Cash Amount” means an amount in cash equal to the sum of (i) the product of (A) the Series 1 Closing Per Share Value multiplied by (B) the number of shares of Company Series 1 Preferred Stock held by Unaccredited Securityholders as of immediately prior to the Effective Time, plus (ii) the product of (A) the Series 2 Closing Per Share Value multiplied by (B) the number of shares of Company Series 2 Preferred Stock held by Unaccredited Securityholders as of immediately prior to the Effective Time, plus (iii) the product of (A) Per Share Closing Total Value multiplied by (B) the number of shares of Company Common Stock held by Unaccredited Securityholder as of immediately prior to the Effective Time.

“Total Unaccredited Warrantholder Cash Amount” means the aggregate Unaccredited Warrantholder Per Share Cash Amount payable in respect of all In-the-Money Company Warrants outstanding as of immediately prior to the Effective Time.

“Transaction Document” means, collectively, this Agreement and each other agreement, certificate or other document to be entered into in connection with the Transactions.

“Unaccredited Warrantholder Per Share Cash Amount” means, for any In-the-Money Company Warrant held by an Unaccredited Securityholder: an amount in cash, without interest, equal to the product of (i) the Spread Value of such In-the-Money Company Warrant, multiplied by (ii) the number of shares of Company Capital Stock that were subject to such In-the-Money Company Warrant immediately prior to the Effective Time.

“Unclaimed Property Laws” means all Laws that may be enforced by any Governmental Entity relating to unclaimed property, abandoned property and escheat, including travelers checks, wire transfers, stored value cards, money orders and other payment instruments, whether or not negotiable.

“Unaccredited Securityholder” means a Company Stockholder or Company Warrantholder who is not an Accredited Securityholder.

“Unpaid Company Transaction Expenses” means the Company Transaction Expenses that remain unpaid as of immediately prior to the Closing, including any contingent payments that become payable in connection with any Excess Amount or Milestone Payments, or release of Adjustment Escrow Funds, Indemnity Escrow Funds or portion of the Expense Fund.

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

Term	Section
2022 Net Revenue Milestone Payment	1.7(a)(i)
2022 Net Revenue Milestone Catchup Payment	1.7(a)(iii)
2023 Net Revenue Milestone Payment	1.7(a)(iii)
2024 Net Revenue Milestone Payment	1.7(a)(iv)
401(k) Plan	1.2(b)(iv)
Accounts Receivable	2.4(e)
Acquirer	Preamble
Acquirer Adjustment Calculations	1.6(b)
Acquirer Adjustment Statement	1.6(b)
Acquirer Financial Statements	3.4(a)
Acquirer Indemnified Party	8.1
[***]	[***]
Acquirer Records	1.7(b)(i)
Acquirer Prepared Returns	5.13(b)
Acquirer Preferred Stock	3.9
Acquirer SEC Documents	3.3(a)
Additional Key Employee	6.3(e)
Additional Key Employee Agreement	6.3(e)
Advisory Group	9.1(b)
Agreement	Preamble
Agreement Date	Preamble
AIQ	Recitals
Applicable Privacy Laws	2.11(a)
Author	2.10(k)
Automatic Resale Registration Statement	5.15(a)
Business Day	9.3
Bylaws	1.2(b)(ii)
Cash Change of Control Payments	Exhibit A
Change of Control Payments	Exhibit A
Stock Change of Control Payments	Exhibit A
Certificate of Incorporation	1.2(b)(ii)
Certificate of Merger	1.1(d)
Claim	1.7(a)(ii)
Claim Notice	8.2
Closing	1.1(c)
Closing Date	1.1(c)
Company	Preamble
Company Authorization	2.8(b)
Company Balance Sheet	2.4(b)
Company Balance Sheet Date	2.4(b)
Company Capitalization Representations	6.3(a)(i)

Term	Section
Company Disclosure Letter	Article II
Company Employee Plans	2.13(a)
Company Indemnification Provisions	5.17(a)
Company Indemnified Parties	5.17(a)
Company Software	2.10(i)
Company Stockholder Approval	2.3(b)
Company Voting Debt	2.2(f)
Confidentiality Agreement	5.3(a)
COVID-19 Measures	2.13(i)
Data Agreements	2.11(a)(ii)
Disqualified Individual	5.14
DOL	2.13(c)
Effective Time	1.1(d)
Enforceability Exception	2.3(a)
Escrow Account	1.3(b)
Escrow Agent	1.3(b)
Escrow Agreement	1.2(a)(ii)
Escrow Distributions	8.7(c)
Estimated Aggregate Exercise Amount	Exhibit A
Estimated Company Cash	Exhibit A
Estimated Company Debt	Exhibit A
Estimated Unpaid Company Transaction Expenses	Exhibit A
Estimated Closing Working Capital	Exhibit A
EU	2.11(a)(i)
Excess Amount	1.6(f)(ii)
Exchange Agent Agreement	1.2(a)(iii)
Exchange Documentation	1.4(a)(i)
Expanded Coverage Event	1.7(a)(ii)
Expanded Coverage Milestone	1.7(a)(ii)
Expanded Coverage Milestone Payment	1.7(a)(ii)
Expense Fund	1.3(c)
Federal Health Care Program	2.8(h)
Final Adjusted Cash Consideration	1.6(f)
Financial Statements	2.4(a)
First Expanded Coverage Event	1.7(a)(ii)
Form 8-K/A	5.15(a)
Form Contracts	2.17(a)(ix)
GDPR	2.11(a)(i)
HIPAA	2.11(a)(i)
Indemnification Demand	8.3(a)
Indemnification Dispute Notice	8.3(b)
Indemnity Deductible	8.5(b)
Indemnity Escrow Cash	1.3(b)
Indemnity Escrow Shares	1.3(b)
Indication	1.7(a)(ii)
In-the-Money Company Option	1.3(a)(iv)
In-the-Money Company Warrant	1.3(a)(v)

Term	Section
Joinder Agreement	Recitals
Key Employee(s)	Recitals
Key Employee Agreements	Recitals
Lease Agreements	2.9(b)
Leased Real Property	2.9(b)
Letter of Transmittal	1.4(a)(i)
Liquidation Preference Shortfall	Exhibit A
Lock-Up Agreement	Recitals
Material Contracts	2.17(a)
Merger	Recitals
Merger Sub	Preamble
Milestone Report	1.7(b)(ii)
Milestone Payment	1.7(a)
Milestone Payment Schedule	1.7(b)(ii)
Milestone Report	1.7(b)(ii)
New Litigation Claim	5.6
Non-Controlling Party	8.2
Notice of Objection	1.6(c)
Offer Letter	Recitals
Out-of-the-Money Company Option	1.3(a)(iv)
Out-of-the-Money Company Warrant	1.3(a)(v)
Payment Program	2.8(i)
Payoff Letters	5.16
Permitted Issuances	4.2(e)
PNO	2.23(b)
Pre-Closing Period	4.1
Promised Option Grantee	2.2(e)
Promised Option Grants	2.2(e)
Registered Intellectual Property Assets	2.10(f)
Reporting Information	5.15(a)
Representative Losses	9.1(b)
Required Financials	6.3(f)
Reviewing Accountant	1.6(e)
Second Expanded Coverage Event	1.7(a)(ii)
Security Breach	2.11(d)
Securityholders’ Agent Engagement Agreement	9.1(b)
Securityholders’ Agent Group	9.1(b)
Shortfall Amount	1.6(f)(i)
Significant Originator	2.21(c)
Significant Payor	2.21(a)
Significant Supplier	2.21(b)
Software In-Licenses	2.10(i)
Specified Stockholders	Recitals
Spreadsheet	5.8
Statement of Expenses	5.9(b)
Stock Certificates	1.4(a)(i)
Stockholder Notice	5.1(c)
Surviving Corporation	1.1(a)

Term	Section
Tail Insurance Coverage	5.17(b)
Termination Date	7.1(b)
Third-Party Claim	8.2
Transactions	Recitals
United States real property holding corporation	2.12(q)
Unresolved Claim	8.7(c)
Waived Payments	5.14
WARN Act	2.13(s)
Written Consent	5.1(a)

Schedule 6.3(j)

Required Consents

1.	[***].

Schedule 8.1(i)

Indemnification Matter

[***].